                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                         TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  November, 2006

Commission File Number:  000-50393



                                 NEUROCHEM INC.

                          275 Armand-Frappier Boulevard
                                  Laval, Quebec
                                     H7V 4A7


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F. Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                               Yes [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                               Yes [ ] No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.
                                                               Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURES:

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   NEUROCHEM INC.
November 13, 2006

                                   By:    /s/ David Skinner
                                         ---------------------------------------
                                         David Skinner, Vice President,
                                         General Counsel and Corporate Secretary

                                  FORM 51-102F3

                             MATERIAL CHANGE REPORT

1.   NAME AND ADDRESS OF ISSUER

Neurochem Inc. ("NEUROCHEM")
275 Armand-Frappier Blvd
Laval, Quebec
H7V 4A7 Canada

2.   DATE OF MATERIAL CHANGE

November 9, 2006

3.   NEWS RELEASE

A news release was issued on November 9, 2006 in Laval, Quebec.

4.   SUMMARY OF MATERIAL CHANGE

On November 3, 2006, Neurochem announced a private placement (the "PRIVATE PLACEMENT") of US$40 million aggregate principal amount of 6% senior convertible notes (the "NOTES") due 2026, with a conversion premium of 20%. On November 9, 2006, Neurochem announced the closing of the Private Placement.

5.   FULL DESCRIPTION OF MATERIAL CHANGE

On November 9, 2006, Neurochem announced the closing of its Private Placement (previously announced on November 3, 2006) with UBS Securities LLC, as initial purchaser of US$40 million aggregate principal amount of Notes. Neurochem has granted the initial purchaser a 30-day option to purchase up to an additional US$2.085 million aggregate principal amount of Notes. Neurochem will pay interest on the Notes until maturity on November 15, 2026, subject to earlier repurchase, redemption or conversion.

Neurochem has been advised that the FMRC Family Trust (of which Dr. Francesco Bellini, the Chairman, President and CEO of Neurochem, is a beneficiary) and Power Technology Investment Corporation (a subsidiary of Power Corporation of Canada), the shareholders of Picchio Pharma Inc., the indirect principal shareholder of Neurochem, and certain officers and directors of Neurochem and/or such entities have purchased approximately US$17.585 million aggregate principal amount of the Notes.

The issuance of securities to insiders may be considered a related-party transaction within the meaning of Regulation Q-27 Respecting Protection of Minority Securityholders in the Course of Certain Transactions of the Autorite des marches financiers and Ontario Securities Commission Rule 61-501 - Insider Bids, Issuer Bids, Business Combination and Related Party Transactions.

However, this transaction is exempt from the valuation and minority approval requirements provided under such regulation and rule since the fair market value of the private placement to insiders is less than 25 percent of the market capitalization of Neurochem. The Board of Directors of Neurochem has approved the Private Placement. Directors purchasing Notes, directly or indirectly, in the Private Placement, declared their interest prior to the approval by the Board of Directors of the Private Placement, and abstained from voting on such approval. A Material Change Report could not be filed earlier as the announced Private Placement had not yet been completed and was subject to the satisfaction of certain closing conditions.

Pursuant to registration rights granted to the initial purchaser of the Notes in favour of holders of the Notes, Neurochem has agreed to file a prospectus and registration statement to qualify the resale of the Notes and the common shares issuable upon conversion of the Notes, to become effective within 180 days of the closing of the Private Placement.

Neurochem will use the net proceeds from the Private Placement for general corporate purposes, which may include, but are not limited to, advancing its current clinical development programs or initiating new ones, research for new or existing products and capital expenditures.

The terms and conditions of the Notes are described in a trust indenture (the "TRUST INDENTURE") dated as of November 9, 2006, between the Bank of New York, as trustee, and Neurochem, while the registration rights described above are set forth in a registration rights agreement (the "REGISTRATION RIGHTS AGREEMENT") also dated as of November 9, 2006. A copy of each of the Trust Indenture and of the Registration Rights Agreement are being filed by Neurochem as a material agreement.

6.   CONFIDENTIALITY

Not applicable.

7.   OMITTED INFORMATION

None.

8.   EXECUTIVE OFFICER

For further information, please contact David Skinner, Vice President, General Counsel and Secretary, at 450-680-4580.

9.   DATE OF THIS REPORT

November 10, 2006.

                                 NEUROCHEM INC.

                          REGISTRATION RIGHTS AGREEMENT

November 9, 2006

                          REGISTRATION RIGHTS AGREEMENT

          THIS REGISTRATION RIGHTS AGREEMENT (the "Agreement") is made and entered into as of November 9, 2006, by and between Neurochem Inc., a corporation organized under the Canada Business Corporations Act (the "Company"), and UBS Securities LLC (the "Initial Purchaser") pursuant to that certain Purchase Agreement, dated November 3, 2006 (the "Purchase Agreement"), between the Company and the Initial Purchaser.

          As an inducement to the Initial Purchaser entering into the Purchase Agreement, the Company has agreed to provide the registration rights set forth in this Agreement. The execution and delivery of this Agreement is a condition to the closing under the Purchase Agreement. The terms "herein," "hereof," "hereto," "hereinafter" and similar terms, as used in this Agreement, shall in each case refer to this Agreement as a whole and not to any particular section, paragraph, sentence or other subdivision of this Agreement.

          The Company agrees with the Initial Purchaser (i) for its benefit as Initial Purchaser and (ii) for the benefit of the beneficial owners (including the Initial Purchaser) from time to time of the Covered Securities (as defined herein) (each of the foregoing a "Holder" and, together, the "Holders"), as follows:

     1. Definitions. Capitalized terms used herein without definition shall have the respective meanings set forth in the Purchase Agreement. As used in this Agreement, the following terms shall have the following meanings:

          (a) "Additional Filing Deadline Date" has the meaning set forth in
     Section 2(e) hereof.

          (b) "Additional Amounts" has the meaning ascribed to it in the Indenture.

          (c) "additional interest" has the meaning set forth in Section 2(e) hereof.

          (d) "Additional Interest Accrual Period" has the meaning set forth in
     Section 2(e) hereof.

          (e) "Additional Interest Amount" has the meaning set forth in Section 2(e) hereof.

          (f) "Additional Interest Payment Date" means each May 15 and November 15 of each year.

          (g) "Affiliate" means, with respect to any specified person, an "affiliate," as defined in Rule 144, of such person.

          (h) "Amendment Effectiveness Deadline Date" has the meaning set forth in Section 2(d) hereof.

          (i) "Automatic Shelf Registration Statement" has the meaning ascribed to it in Rule 405.

          (j) "Business Day" means each day on which each of the New York Stock Exchange and the TSX is open for trading.

          (k) "Canadian Securities Laws" means the applicable securities legislation of each of the provinces of Canada and the rules, regulations, blanket rulings, orders and notices made thereunder and the local, uniform and national policies adopted by the securities commissions (the "Commissions") of each of such provinces.

          (l) "Claim" has the meaning set forth in Section 10(n) hereof.

          (m) "Commissions" has the meaning set forth in Section 1(k) hereof.

          (n) "Common Shares" means the common shares, without nominal or par value, of the Company and any other share capital as may constitute "Common Shares" for purposes of the Indenture, including the Underlying Common Shares.

          (o) "Company Indemnified Party" has the meaning set forth in Section 6(b) hereof.

          (p) "Conversion Rate" has the meaning ascribed to it in the Indenture.

          (q) "Covered Security" has the meaning set forth in Section 1(yy) hereof.

          (r) "Effectiveness Deadline Date" has the meaning set forth in Section 2(a) hereof.

          (s) "Effectiveness Period" means a period that terminates when there are no Registrable Securities outstanding.

          (t) "Event" has the meaning set forth in Section 2(e) hereof.

          (u) "Event Date" has the meaning set forth in Section 2(e) hereof.

          (v) "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

          (w) "Excluded Holder" has the meaning ascribed to it in the Indenture.

          (x) "Filing Deadline Date" has the meaning set forth in Section 2(a) hereof.

          (y) "Form F-3" means Form F-3 under the Securities Act.

          (z) "Form F-10" means Form F-10 under the Securities Act.

          (aa) "Form S-3" means Form S-3 under the Securities Act.

          (bb) "Holder" has the meaning set forth in the preamble hereto.

          (cc) "Holder Indemnified Party" has the meaning set forth in Section 6(a) hereof.

          (dd) "Holder Information" has the meaning set forth in Section 6(b) hereof.

          (ee) "Indemnified Party" has the meaning set forth in Section 6(c) hereof.

          (ff) "Indemnifying Party" has the meaning set forth in Section 6(c) hereof.

          (gg) "Indenture" means the Indenture, dated as of November 9, 2006, between the Company and the Trustee, pursuant to which the Notes are being issued.

          (hh) "Initial Purchaser" has the meaning set forth in the preamble hereto.

          (ii) "Initial Shelf Registration Statement" has the meaning set forth in Section 2(a) hereof.

          (jj) "Issue Date" means November 9, 2006.

          (kk) "Managing Underwriters" has the meaning set forth in Section 8(a) hereof.

          (ll) "Material Event" has the meaning set forth in Section 3(j) hereof.

          (mm) "NASD Rules" has the meaning set forth in Section 3(t) hereof.

          (nn) "Notes" means the 6% Convertible Senior Notes due 2026 of the Company to be purchased pursuant to the Purchase Agreement.

          (oo) "Notice and Questionnaire" means a written questionnaire containing substantially the information called for by the Selling Securityholder Notice and Questionnaire attached as Annex A to the Offering Memorandum of the Company, dated November 3, 2006, relating to the Notes.

          (pp) "Notice Holder" means, on a given date, any Holder that has delivered a Notice and Questionnaire to the Company on or prior to such date, provided not all of such Holder's Registrable Securities that have been registered for resale pursuant to a Notice and Questionnaire have been sold in accordance with a Shelf Registration Statement.

          (qq) "Option Purchase Date" has the meaning ascribed to it in the Indenture.

          (rr) "Proceeding" has the meaning set forth in Section 6(c) hereof.

          (ss) "Prospectus" means the prospectus included in each Registration Statement (including, without limitation, a prospectus that includes any information previously omitted from a prospectus filed under applicable Canadian Securities Laws), as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any Registrable Securities covered by a Registration Statement, and all other amendments and supplements to the Prospectus and all material incorporated or deemed incorporated by reference in such Prospectus.

          (tt) "Purchase Agreement" has the meaning set forth in the preamble hereof.

          (uu) "Record Date" means, (i) May 1, with respect to an Additional Interest Payment Date that occurs on May 15 and (ii) November 1, with respect to an Additional Interest Payment Date that occurs on November 15.

          (vv) "Record Holder" means, with respect to an Additional Interest Payment Date relating to a Registrable Security for which any Additional Interest Amount has accrued, a Notice Holder that was the holder of record of such Registrable Security at the close of business on the Record Date relating to such Additional Interest Payment Date.

          (ww) "Redemption" has the meaning ascribed to it in the Indenture.

          (xx) "Redemption Date" has the meaning ascribed to it in the Indenture.

          (yy) "Registrable Securities" means the Notes, until such Notes have been converted into the Underlying Common Shares, and, at all times, the Underlying Common Shares and any securities into or for which such Underlying Common Shares has been converted or exchanged, and any security issued with respect thereto upon any stock dividend, split or similar event (each of the foregoing, a "Covered Security") until, in the case of any such security, the earliest of:

               (i) the date on which such security has been effectively registered under Canadian Securities Laws and the Securities Act and disposed of in accordance with the Registration Statement relating thereto;

               (ii) the date on which such security may be resold without restriction pursuant to Rule 144(k) or any successor provision thereto; or

               (iii) the date on which such security has been publicly sold pursuant to Rule 144 or any successor provision thereto.

          (zz) "Registration Expenses" has the meaning set forth in Section 5 hereof.

          (aaa) "Registration Statement" means each registration statement, under the Securities Act, of the Company that covers any of the Registrable Securities pursuant to this Agreement, including amendments and supplements to such registration statement and all exhibits of, and all materials incorporated by reference or deemed to be incorporated by reference in, such registration statement, amendment or supplement under the Securities Act.

          (bbb) "Repurchase at Holder's Option" has the meaning ascribed to it in the Indenture.

          (ccc) "Repurchase Date" has the meaning ascribed to it in the Indenture.

          (ddd) "Repurchase Upon Change in Control" has the meaning ascribed to it in the Indenture.

          (eee) "Rule 144" means Rule 144 under the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC.

          (fff) "Rule 144A" means Rule 144A under the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC.

          (ggg) "Rule 405" means Rule 405 under the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC.

          (hhh) "Rule 415" means Rule 415 under the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC.

          (iii) "Rule 424" means Rule 424 under the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC.

          (jjj) "Rule 430B" means Rule 430B under the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC.

          (kkk) "Rule 456" means Rule 456 under the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC.

          (lll) "Rule 457" means Rule 457 under the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC.

          (mmm) "SEC" means the Securities and Exchange Commission.

          (nnn) "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated by the SEC thereunder.

          (ooo) "Shelf Registration Statement" means the Initial Shelf Registration Statement and any Subsequent Shelf Registration Statement.

          (ppp) "Subsequent Shelf Registration Statement" has the meaning set forth in Section 2(b) hereof.

          (qqq) "Subsequent Shelf Registration Statement Effectiveness Deadline Date" has the meaning set forth in Section 2(d) hereof.

          (rrr) "Suspension Notice" has the meaning set forth in Section 3(j) hereof.

          (sss) "Suspension Period" has the meaning set forth in Section 3(j) hereof.

          (ttt) "Tax Redemption" has the meaning ascribed to it in the Indenture.

          (uuu) "Tax Redemption Date" has the meaning ascribed to it in the Indenture.

          (vvv) "TIA" means the Trust Indenture Act of 1939, as amended.

          (www) "Trustee" means The Bank of New York, the trustee under the Indenture.

          (xxx) "TSX" means the Toronto Stock Exchange.

          (yyy) "Underlying Common Shares" means the Common Shares, if any, issuable upon conversion of the Notes.

     2. Shelf Registration.

     (a) The Company shall prepare and file, or cause to be prepared and filed, with the Commissions and the SEC, as soon as practicable but in any event by the date (the "Filing Deadline Date") that is ninety (90) days after the Issue Date, a Registration Statement (the "Initial Shelf Registration Statement") that shall be prepared in accordance with applicable Canadian Securities Laws under the Multi-Jurisdictional Disclosure System on Form F-10 (or, if the Company is not then eligible to register Registrable Securities for resale on Form F-10, on another appropriate form that is then available to the Company for the purposes contemplated by this Agreement) under Canadian shelf prospectus procedures, registering the resale from time to time by Holders thereof of all of the Registrable Securities. The Initial Shelf Registration Statement shall provide for the registration of such Registrable Securities for resale by such Holders in accordance with any reasonable method of distribution elected by the Holders. In no event shall the Initial Shelf Registration Statement be filed with any Commission or the SEC prior to completion of the offering of the Notes contemplated by the Purchase

Agreement. The Company shall use its reasonable best efforts to (i) cause the Initial Shelf Registration Statement to become effective under the Securities Act as promptly as practicable but in any event by the date (the "Effectiveness Deadline Date") that is one hundred eighty (180) days after the Issue Date and
(ii) continuously keep a Shelf Registration Statement continuously effective under the Securities Act and Canadian Securities Laws until the expiration of the Effectiveness Period. At the time the Initial Shelf Registration Statement becomes effective under the Securities Act, each Holder that became a Notice Holder prior to the date of such effectiveness shall be named as a selling securityholder in the Initial Shelf Registration Statement and the related Prospectus in such a manner as to permit such Holder to deliver such Prospectus to purchasers of Registrable Securities in accordance with applicable law.

     (b) If, for any reason, at any time during the Effectiveness Period any Shelf Registration Statement ceases to be effective under the Securities Act, or ceases to be usable for the purposes contemplated hereunder, the Company shall use its reasonable best efforts to promptly cause such Shelf Registration Statement to become effective under the Securities Act (including obtaining the prompt withdrawal of any order suspending the effectiveness of such Shelf Registration Statement), and in any event shall, within fifteen (15) days of such cessation of effectiveness, (i) amend such Shelf Registration Statement in a manner reasonably expected to obtain the withdrawal of any order suspending the effectiveness of such Shelf Registration Statement or (ii) file an additional Registration Statement (a "Subsequent Shelf Registration Statement") that shall be prepared in accordance with applicable Canadian Securities Laws under the Multi-Jurisdictional Disclosure System on Form F-10 (or, if the Company is not then eligible to register Registrable Securities for resale on Form F-10, on another appropriate form that is then available to the Company for the purposes contemplated by this Agreement) for an offering to be made on a delayed or continuous basis pursuant to Canadian shelf prospectus offering procedures registering the resale from time to time by Holders thereof of all securities that are Registrable Securities as of the time of such filing (or, if registration of Registrable Securities not held by Notice Holders is not permitted by the rules and regulations of the SEC, then registering the resale from time to time by Notice Holders of their securities that are Registrable Securities as of the time of such filing). If a Subsequent Shelf Registration Statement is filed, the Company shall use its reasonable best efforts to (A) cause such Subsequent Shelf Registration Statement to become effective under the Securities Act as promptly as practicable after such filing, but in no event later than the Subsequent Shelf Registration Statement Effectiveness Deadline Date and (B) keep such Subsequent Shelf Registration Statement (or another Subsequent Shelf Registration Statement) continuously effective until the end of the Effectiveness Period. Each such Subsequent Shelf Registration Statement, if any, shall provide for the registration of such Registrable Securities for resale by such Holders in accordance with any reasonable method of distribution elected by the Holders.

     (c) The Company shall give due consideration to any comments to a Registration Statement or Prospectus, or any supplement thereto, that the Initial Purchaser, a Holder or the Trustee shall reasonably provide, and make appropriate amendments or supplements to the Registration Statement or Prospectus to the extent such comments relate to the Initial Purchaser, a Holder, the number of Registrable Securities held by any such person or the intended plan of distribution thereof by any such person.

     (d)

          (i) Each Holder of Registrable Securities agrees that, if such Holder wishes to sell Registrable Securities pursuant to a Shelf Registration Statement and related Prospectus, it will do so only in accordance with this Section 2(d) and Section 3(j). Each Holder of Registrable Securities wishing to sell Registrable Securities pursuant to a Shelf Registration Statement and related Prospectus agrees to deliver a completed and executed Notice and Questionnaire to the Company prior to any attempted or actual distribution of Registrable Securities under a Shelf Registration Statement. If a Holder becomes a Notice Holder on or after the date the Initial Shelf Registration Statement becomes effective under the Securities Act, the Company shall, as promptly as practicable after the date such Holder became a Notice Holder, and in any event, subject to clause (B) below, within the later of (x) five (5) Business Days after such date or
     (y) five (5) Business Days after the expiration of any Suspension Period that either (I) is in effect when such Holder became a Notice Holder or
     (II) is put into effect within five (5) Business Days after the date such Holder became a Notice Holder,

               (A) file with the Commissions and the SEC a supplement to the related Prospectus (or, if required by law, a post-effective amendment to the Shelf Registration Statement or a Subsequent Shelf Registration Statement), and all other document(s), in each case as is required or desirable so that such Notice Holder is named as a selling securityholder in a Shelf Registration Statement and the related Prospectus in such a manner as to permit such Notice Holder to deliver a Prospectus to purchasers of the Registrable Securities in accordance with applicable law; provided, however, that, if a post-effective amendment or a Subsequent Shelf Registration Statement is required under the rules and regulations of the SEC in order to permit resales by such Notice Holder, the Company shall not be required to file more than one (1) post-effective amendment or Subsequent Shelf Registration Statement for such purpose in any thirty (30) day period;

               (B) if, pursuant to Section 2(d)(i)(A), the Company shall have filed a post-effective amendment to the Shelf Registration Statement or filed a Subsequent Shelf Registration Statement, the Company shall use its reasonable best efforts to cause such post-effective amendment or Subsequent Shelf Registration Statement, as the case may be, to become effective under the Securities Act as promptly as practicable, but in any event by the date (the "Amendment Effectiveness Deadline Date," in the case of a post-effective amendment, and the "Subsequent Shelf Registration Statement Effectiveness Deadline Date," in the case of a

          Subsequent Shelf Registration Statement) that is thirty (30) days after the date such post-effective amendment or Subsequent Shelf Registration Statement, as the case may be, is required by this
          Section 2(d) to be filed with the SEC;

               (C) the Company shall provide such Notice Holder a reasonable number of copies of any documents filed pursuant to clause (A) above;

               (D) the Company shall notify such Notice Holder as promptly as practicable after the effectiveness under the Securities Act of any post-effective amendment or Subsequent Shelf Registration Statement filed pursuant to clause (A) above;

               (E) if such Holder became a Notice Holder during a Suspension Period, or a Suspension Period is put into effect within five (5) Business Days after the date such Holder became a Notice Holder, the Company shall so inform such Notice Holder and shall take the actions set forth in clauses (A), (B), (C) and (D) above within five (5) Business Days after expiration of such Suspension Period in accordance with Section 3(j); and

               (F) if, under applicable law, the Company has more than one option as to the type or manner of making any such filing, the Company shall make the required filing or filings in the manner or of a type that is reasonably expected to result in the earliest availability of a Prospectus for effecting resales of Registrable Securities.

          (ii) Notwithstanding anything contained herein to the contrary, the Company shall be under no obligation to name any Holder that is not a Notice Holder as a selling securityholder in any Shelf Registration Statement or related Prospectus; provided, however, that any Holder that becomes a Notice Holder (regardless of when such Holder became a Notice Holder) shall be named as a selling securityholder in a Shelf Registration Statement or related Prospectus in accordance with the requirements of this
     Section 2(d) or Section 2(a), as applicable.

     (e) The parties hereto agree that the Holders of Registrable Securities will suffer damages, and that it would not be feasible to ascertain the extent of such damages with precision, if:

          (i) the Initial Shelf Registration Statement has not been filed with the SEC on or prior to the Filing Deadline Date;

          (ii) the Initial Shelf Registration Statement has not become effective under the Securities Act on or prior to the Effectiveness Deadline Date;

          (iii) either a supplement to a Prospectus, a post-effective amendment or a Subsequent Shelf Registration Statement is required to be filed with the SEC and fails to be filed therewith within the prescribed period and in the manner set forth in Section 2(d) (the date such filing is required to be made being an "Additional Filing Deadline Date") or, in the case of a post-effective amendment or a Subsequent Shelf Registration Statement, such post-effective amendment or Subsequent Registration Statement does not become effective under the Securities Act by the Amendment Effectiveness Deadline Date or the Subsequent Shelf Registration Statement Effectiveness Deadline Date, as the case may be;

          (iv) the Initial Shelf Registration Statement or any Subsequent Registration Statement is filed with the SEC and becomes effective under the Securities Act but shall thereafter cease to be effective (without being succeeded immediately by a new Registration Statement that is filed and immediately becomes effective under the Securities Act) or usable for the offer and sale of Registrable Securities in the manner contemplated by this Agreement for a period of time (including any Suspension Period) which shall exceed thirty (30) days in the aggregate in any three (3) month period or sixty (60) days in the aggregate in any twelve (12) month period; or

          (v) any Registration Statement or amendment thereto, at the time it becomes effective under the Securities Act, or any Prospectus relating thereto, at the time it is filed with the SEC or, if later, at the time the Registration Statement to which such Prospectus relates becomes effective under the Securities Act, shall fail to name each Notice Holder as a selling securityholder in such a manner as to permit such Notice Holder to sell its Registrable Securities pursuant to such Registration Statement and Prospectus in accordance with applicable law, which Notice Holder was entitled, pursuant to the terms of this Agreement, to be so named (it being understood that, without limitation, naming such Notice Holder in a manner that permits such Notice Holder to sell only a portion of such Notice Holder's Registrable Securities referenced in such Notice Holder's Notice and Questionnaire shall be deemed to be an "Event" (as defined below) for purposes of this clause (v)).

Each of the events of a type described in any of the foregoing clauses (i) through (v) are individually referred to herein as an "Event," and

          (V) the Filing Deadline Date, in the case of clause (i) above,

          (W) the Effectiveness Deadline Date, in the case of clause (ii) above,

          (X) the Additional Filing Deadline Date, the Amendment Effectiveness Deadline Date or the Subsequent Shelf Registration Statement Effectiveness Deadline Date, as the case may be, in the case of clause (iii) above,

          (Y) the first date on which the duration of the ineffectiveness or unusability of the Shelf Registration Statement exceeds the number of days permitted by clause (iv) above, in the case of clause (iv) above, and

          (Z) the date the applicable Registration Statement or amendment thereto shall become effective under the Securities Act, or the date the applicable Prospectus is filed with the Commissions and the SEC or, if later, the time the Registration Statement to which such Prospectus relates becomes effective under the Securities Act, as the case may be, in the case of clause (v) above, are each herein referred to as an "Event Date." Events shall be deemed to continue until the following dates with respect to the respective types of
Events:

          (A) the date the Initial Shelf Registration Statement is filed with the Commissions and the SEC, in the case of an Event of the type described in clause (i) above;

          (B) the date the Initial Shelf Registration Statement becomes effective under the Securities Act, in the case of an Event of the type described in clause (ii) above;

          (C) the date a supplement to a Prospectus is filed with the SEC or, in the event an amendment or a Subsequent Shelf Registration Statement is filed with the SEC, the date the same becomes effective under the Securities Act, in the case of an Event of the type described in clause
     (iii) above;

          (D) the date the Initial Shelf Registration Statement or the Subsequent Shelf Registration Statement, as the case may be, becomes effective and usable again, or the date another Subsequent Shelf Registration Statement is filed with the SEC pursuant to Section 2(b) and becomes effective, in the case of an Event of the type described in clause
     (iv) above; or

          (E) the date a supplement to the Prospectus is filed with the SEC, or the date an amendment to the Registration Statement becomes effective under the Securities Act, or the date a Subsequent Shelf Registration Statement becomes effective under the Securities Act, which supplement, post-effective amendment or Subsequent Shelf Registration Statement, as the case may be, names as selling securityholders, in such a manner as to permit them to sell their Registrable Securities pursuant to the Registration Statement and Prospectus supplement in accordance with applicable law, all Notice Holders entitled as herein provided to be so named, in the case of an Event of the type described in clause (v) above.

Accordingly, commencing on (and including) any Event Date and ending on (but excluding) the next date on which there are no Events that have occurred and are continuing (an "Additional Interest Accrual Period"), the Company agrees to pay, as additional interest ("additional interest") and not as a penalty, an amount (the "Additional

Interest Amount") at the rate described below, payable periodically on each Additional Interest Payment Date to Record Holders, to the extent of, for each such Additional Interest Payment Date, the unpaid Additional Interest Amount that has accrued to (but excluding) such Additional Interest Payment Date (or, if the Additional Interest Accrual Period shall have ended prior to such Additional Interest Payment Date, the day immediately after the last day of such Additional Interest Accrual Period); provided, however, that any unpaid Additional Interest Amount that has accrued with respect to any Note, or portion thereof, called for Redemption on a Redemption Date or Tax Redemption on a Tax Redemption Date, or purchased by the Company pursuant to a Repurchase at Holder's Option or Repurchase Upon Change in Control on an Option Purchase Date or Repurchase Date, as the case may be, that is after the close of business on the Record Date relating to such Additional Interest Payment Date and before such Additional Interest Payment Date, shall, in each case, be instead paid, on such Redemption Date, Tax Redemption Date, Option Purchase Date or Repurchase Date, as the case may be, to the Holder who submitted such Note or portion thereof for Redemption, Tax Redemption Repurchase at Holder's Option or Repurchase Upon Change in Control, as the case may be.

The Additional Interest Amount shall accrue at a rate per annum equal to one quarter of one percent (0.25%) for the ninety (90) day period beginning on, and including, the Event Date and thereafter at a rate per annum equal to one half of one percent (0.50%) of the aggregate principal amount of the Notes of which such Record Holders were holders of record at the close of business on the applicable Record Date; provided, however, that:

          (I) unless there shall be a default in the payment of any Additional Interest Amount, no Additional Interest Amounts shall accrue as to any Note from and after the earlier of (x) the date such Note is no longer a Registrable Security, (y) the date, and to the extent, such Note is converted into cash and/or shares of Common Shares in accordance with the Indenture and (z) the expiration of the Effectiveness Period;

          (II) only those Holders (or their subsequent transferees) failing to be named as selling securityholders in the manner prescribed in Section 2(e)(v) above shall be entitled to receive any Additional Interest Amounts that have accrued solely with respect to an Event of the type described in
     Section 2(e)(v) above (it being understood that this clause (II) shall not impair any right of any Holder to receive Additional Interest Amounts that have accrued with respect to an Event other than an Event of the type described in Section 2(e)(v) above);

          (III) only those Holders (or their subsequent transferees) whose delivery of a Notice and Questionnaire gave rise to the obligation of the Company, pursuant to Section 2(d)(i), to file and, if applicable, make effective under the Securities Act the supplement, post-effective amendment or Subsequent Shelf Registration Statement referred to in Section 2(e)(iii) above shall be entitled to receive any Additional Interest Amounts that have accrued solely with respect to an Event of the type described in
     Section 2(e)(iii) above (it being understood that this clause (III) shall not impair any right of any Holder to receive Additional Interest Amounts that have accrued with respect to an Event other than an Event of the type described in Section 2(e)(iii) above); and

          (IV) if a Note ceases to be outstanding during an Additional Interest Accrual Period for which an Additional Interest Amount would be payable with respect to such Note, then the Additional Interest Amount payable hereunder with respect to such Note shall be prorated on the basis of the number of full days such Note is outstanding during such Additional Interest Accrual Period.

Except as provided in the final paragraph of this Section 2(e), (i) the rate of accrual of the Additional Interest Amount with respect to any period shall not exceed the rate provided for in this Section 2(e) notwithstanding the occurrence of multiple concurrent Events and (ii) following the cure of all Events requiring the payment by the Company of Additional Interest Amounts to the Holders pursuant to this Section, the accrual of Additional Interest Amounts shall cease (without in any way limiting the effect of any subsequent Event requiring the payment of Additional Interest Amounts by the Company). All installments of additional interest shall be paid by wire transfer of immediately available funds to the account specified by the Notice Holder or, if no such account is specified, by mailing a check to such Notice Holder's address shown in the register of the registrar for the Notes or for the Underlying Common Shares, as the case may be.

All of the Company's obligations set forth in this Section 2(e) that are outstanding with respect to any Registrable Security at the time such Registrable Security ceases to be a Registrable Security shall survive until such time as all such obligations with respect to such security have been satisfied in full (notwithstanding termination of this Agreement pursuant to Section 10(m)).

The parties hereto agree that the additional interest provided for in this
Section 2(e) constitutes a reasonable estimate of the damages in respect of the Notes that may be incurred by Holders of the Notes by reason of an Event relating to such Notes, including, without limitation, the failure of a Shelf Registration Statement to be filed, become effective under the Securities Act, amended or replaced to include the names of all Notice Holders or available for effecting resales of Registrable Securities in accordance with the provisions hereof.

If any Additional Interest Amounts are not paid when due, then, to the extent permitted by law, such overdue Additional Interest Amounts, if any, shall bear interest, compounded semi-annually, until paid at the rate of interest payable with respect to overdue amounts on the Notes pursuant to Section 2.12 of the Indenture.

     (f) The Trustee shall be entitled, on behalf of Holders, to seek any available remedy for the enforcement of this Agreement, including for the payment of any Additional Interest Amount.

3. Registration Procedures. In connection with the registration obligations of the

Company under Section 2 hereof, the Company shall:

          (a) Prepare and file a Prospectus with the Commissions and a Shelf Registration Statement or Shelf Registration Statements with the SEC in the manner provided in this Agreement and use its reasonable best efforts to cause each such Shelf Registration Statement to become effective under the Securities Act and remain effective under the Securities Act as provided herein; provided, that, before filing any Shelf Registration Statement or Prospectus or any amendments or supplements thereto with the SEC, the Company shall furnish to the Initial Purchaser and counsel for the Holders and for the Initial Purchaser (or, if applicable, separate counsel for the Holders) copies of all such documents proposed to be filed, give due consideration to any comments thereto as the Initial Purchaser or such counsel reasonably shall propose within three (3) Business Days of the delivery of such copies to the Initial Purchaser and such counsel, and reflect in each such document when so filed with any Commission or the SEC any of such comments that relate to the Initial Purchaser, a Holder, the number of Registrable Securities held by any such person or the intended plan of distribution thereof by any such person. Each Registration Statement that is or is required by this Agreement to be filed with any Commission or the SEC shall be filed on Form F-10 under the Multi-Jurisdictional Disclosure System, if the Company is then eligible to use Form F-10 for the purposes contemplated by this Agreement, or, if the Company is not then so eligible to use Form F-10, shall be on another appropriate form that is then available to the Company for the purposes contemplated by this Agreement. Each such Registration Statement that is filed on Form S-3 or Form F-3 shall constitute an Automatic Shelf Registration Statement if the Company is then eligible to file an Automatic Shelf Registration Statement on Form S-3 or Form F-3 for the purposes contemplated by this Agreement. If, at the time any Registration Statement is filed with the SEC, the Company is eligible, pursuant to Rule 430B(b), to omit, from the prospectus that is filed as part of such Registration Statement, the identities of selling securityholders and amounts of securities to be registered on their behalf, then the Company shall prepare and file such Registration Statement in a manner as to permit such omission and to allow for the subsequent filing of such information in a prospectus pursuant to Rule 424(b) in the manner contemplated by Rule 430B(d).

          (b) Prepare and file with the SEC such amendments and post-effective amendments to each Shelf Registration Statement as may be necessary to keep such Shelf Registration Statement or Subsequent Shelf Registration Statement continuously effective until the expiration of the Effectiveness Period; cause the related Prospectus to be supplemented by any required Prospectus supplement and, as so supplemented, to be filed with the Commissions and the SEC; and comply with the provisions of the Canadian Securities Laws and the Securities Act applicable to it with respect to the disposition of all securities covered by each Shelf Registration Statement during the Effectiveness Period in accordance with the intended methods of disposition by the sellers thereof set forth in such Shelf Registration Statement as so amended or such Prospectus as so supplemented.

          (c) If the third anniversary of the initial effective date of any Registration

     Statement (within the meaning of Rule 415(a)(5) under the Act) shall occur at any time during the Effectiveness Period, and if offers or sales pursuant to such Registration Statement are thereafter prohibited by Rule 415(a)(5), file with the Commissions and the SEC, prior to such third anniversary, a new Registration Statement covering the Registrable Securities, in the manner contemplated by, and in compliance with, Rule 415(a)(6), and use its reasonable best efforts to cause such new Registration Statement to become effective under the Securities Act as soon as practicable, but in any event within 180 days after such third anniversary. If the twenty fifth (25) month anniversary of the initial effective date of any Registration Statement shall occur during the Effectiveness period, the Company shall file with the SEC, prior to such anniversary, a new Registration Statement covering the Registrable Securities and use its reasonable best efforts to cause such new Registration Statement to become effective under the Securities Act as soon as practicable. Each such new Registration Statement referred to in this
     Section 3(c), if any, shall be deemed, for purposes of this Agreement, to be a Subsequent Shelf Registration Statement.

          (d) If, at any time during the Effectiveness Period, any Registration Statement shall cease to comply with the requirements of the Securities Act with respect to eligibility for the use of the form on which such Registration Statement was filed with the SEC (or if such Registration Statement constituted an Automatic Shelf Registration Statement at the time it was filed with the SEC and shall thereafter cease to constitute an Automatic Shelf Registration Statement, or if the Company shall have received, from the SEC, pursuant to Rule 401(g)(2) under the Securities Act, or from any Commission, a notice of objection to the use of the form on which such Registration Statement was filed with any Commission or the
     SEC), (i) promptly give notice to the Notice Holders and counsel for the Holders and for the Initial Purchasers (or, if applicable, separate counsel for the Holders) and to the Initial Purchasers and (ii) promptly file with the SEC a new Registration Statement under the Securities Act, or a post-effective amendment to such Registration Statement, to effect compliance with the Securities Act. The Company shall use its reasonable best efforts to cause such new Registration Statement or post-effective amendment to become effective under the Securities Act as soon as practicable and shall promptly give notice of such effectiveness to the Notice Holders and counsel for the Holders and for the Initial Purchasers (or, if applicable, separate counsel for the Holders) and to the Initial Purchasers. Each such new Registration Statement, if any, shall be deemed, for purposes of this Agreement, to be a Subsequent Shelf Registration Statement.

          (e) As promptly as practicable, give notice to the Notice Holders, the Initial Purchaser and counsel for the Holders and for the Initial Purchaser (or, if applicable, separate counsel for the Holders):

               (i) when any Prospectus, Prospectus supplement, Shelf Registration Statement or post-effective amendment to a Shelf Registration Statement has been filed with the SEC and, with respect to a Shelf Registration Statement or any post-effective amendment, when the same has become effective under the Securities Act,

               (ii) of any request, following the effectiveness of a Shelf Registration Statement under the Securities Act, by any Commission or the SEC or any other governmental authority for amendments or supplements to such Shelf Registration Statement or the related Prospectus or for additional information,

               (iii) of the issuance by the SEC or any other governmental authority of any stop order suspending the effectiveness of any Shelf Registration Statement or the initiation or threatening of any proceedings for that purpose,

               (iv) of the receipt by the Company or its legal counsel of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose,

               (v) of the determination by the Company that a post-effective amendment to a Shelf Registration Statement or a Subsequent Shelf Registration Statement will be filed with the SEC, which notice may, at the discretion of the Company (or as required pursuant to Section 3(j)), state that it constitutes a Suspension Notice, in which event the provisions of Section 3(j) shall apply.

          (f) Use its reasonable best efforts to (i) prevent the issuance of, and, if issued, to obtain the withdrawal of, any order suspending the effectiveness of a Shelf Registration Statement and (ii) obtain the lifting of any suspension of the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any jurisdiction in which they have been qualified for sale, in either case at the earliest possible moment, and provide prompt notice to each Notice Holder and the Initial Purchaser, and counsel for the Holders and for the Initial Purchaser (or, if applicable, separate counsel for the Holders), of the withdrawal or lifting of any such order or suspension.

          (g) As promptly as practicable, furnish to each Notice Holder, counsel for the Holders and for the Initial Purchaser (or, if applicable, separate counsel for the Holders) and the Initial Purchaser, without charge, at least one (1) conformed copy of each Shelf Registration Statement and each amendment thereto, including financial statements but excluding schedules, all documents incorporated or deemed to be incorporated therein by reference and all exhibits (unless requested in writing to the Company by such Notice Holder, such counsel or the Initial Purchaser).

          (h) During the Effectiveness Period, deliver to each Notice Holder, counsel for the Holders and for the Initial Purchaser (or, if applicable, separate counsel for the Holders) and the Initial Purchaser, in connection with any sale of Registrable Securities pursuant to a Shelf Registration Statement, without charge, as many copies of the Prospectus or Prospectuses relating to such Registrable Securities (including each preliminary prospectus) and any amendment or supplement thereto as such Notice Holder or the Initial Purchaser may reasonably request; and the Company hereby consents

     (except during such periods that a Suspension Notice is outstanding and has not been revoked) to the use of such Prospectus and each amendment or supplement thereto by each Notice Holder, in connection with any offering and sale of the Registrable Securities covered by such Prospectus or any amendment or supplement thereto in the manner set forth therein.

          (i) Prior to any public offering of the Registrable Securities pursuant to a Shelf Registration Statement, use its reasonable best efforts to register or qualify or cooperate with the Notice Holders in connection with the registration or qualification (or exemption from such registration or qualification) of such Registrable Securities for offer and sale under Canadian Securities Laws or the securities or Blue Sky laws of such jurisdictions within the United States or Canada as any Notice Holder reasonably requests in writing (which request may be included in the Notice and Questionnaire); use its reasonable best efforts to keep each such registration or qualification (or exemption therefrom) effective during the Effectiveness Period in connection with such Notice Holder's offer and sale of Registrable Securities pursuant to such registration or qualification (or exemption therefrom) and do any and all other acts or things reasonably necessary or advisable to enable the disposition in such jurisdictions of such Registrable Securities in the manner set forth in the relevant Shelf Registration Statement and the related Prospectus; provided, however, that the Company will not be required to qualify generally to do business in any jurisdiction where it is not then so qualified.

          (j) Upon: (A) the occurrence or existence of any pending corporate development (a "Material Event") that, in the reasonable discretion of the Company, makes it appropriate to suspend the availability of any Shelf Registration Statement and the related Prospectus; (B) the issuance by any Commission or the SEC of a stop order suspending the effectiveness of any Shelf Registration Statement or the initiation of proceedings with respect to any Shelf Registration Statement under Canadian Securities Laws or other applicable Canadian law or under Section 8(d) or 8(e) of the Securities Act; or (C) the occurrence of any event or the existence of any fact as a result of which any Shelf Registration Statement shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or any Prospectus shall contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading,

               (i) in the case of clause (A) or (C) above, subject to the immediately following two sentences, as promptly as practicable, prepare and file, if necessary pursuant to applicable law, a post-effective amendment to such Shelf Registration Statement or a supplement to such Prospectus or any document incorporated therein by reference or file any other required document that would be incorporated by reference into such Shelf Registration Statement and Prospectus so that such Shelf Registration Statement does not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and so that such

          Prospectus does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, as thereafter delivered to the purchasers of the Registrable Securities being sold thereunder, and, in the case of a post-effective amendment to a Shelf Registration Statement, subject to the next sentence, use its reasonable best efforts to cause it to become effective under the Securities Act as promptly as practicable, and

               (ii) give notice to the Notice Holders and counsel for the Holders and for the Initial Purchaser (or, if applicable, separate counsel for the Holders) and to the Initial Purchaser that the availability of the Shelf Registration Statement is suspended (a "Suspension Notice") (and, upon receipt of any Suspension Notice, each Notice Holder agrees not to sell any Registrable Securities pursuant to such Shelf Registration Statement until such Notice Holder's receipt of copies of the supplemented or amended Prospectus provided for in clause (i) above or until such Notice Holder is advised in writing by the Company that the Prospectus may be used).

     The Company will use its reasonable best efforts to ensure that the use of the Prospectus may be resumed (x) in the case of clause (A) above, as soon as, in the reasonable discretion of the Company, such suspension is no longer appropriate, (y) in the case of clause (B) above, as promptly as is practicable, and (z) in the case of clause (C) above, as soon as, in the reasonable judgment of the Company, the Shelf Registration Statement does not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and the Prospectus does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The period during which the availability of the Shelf Registration Statement and any Prospectus may be suspended (the "Suspension Period") without the Company incurring any obligation to pay additional interest pursuant to Section 2(e) shall not exceed thirty (30) days in the aggregate in any three (3) month period or sixty (60) days in the aggregate in any twelve (12) month period.

          (k) Make available for inspection during normal business hours by representatives for the Notice Holders and any underwriters participating in any disposition pursuant to any Shelf Registration Statement and any broker-dealers, attorneys and accountants retained by such Notice Holders or any such underwriters, all relevant financial and other records and pertinent corporate documents and properties of the Company and its subsidiaries, and cause the appropriate officers, directors and employees of the Company and its subsidiaries to make available for inspection during normal business hours all relevant information reasonably requested by such representatives for the Notice Holders, or any such underwriters, broker-dealers, attorneys or accountants in connection with such disposition, in each case as is customary for similar "due diligence" examinations; provided, however, that such persons shall, at the Company's request, first agree in writing with the Company that any information that is designated by the Company in writing as confidential at the time of delivery of such information shall be kept confidential by such persons and shall be used solely for the purposes of exercising rights under this Agreement, unless (i) disclosure of such information is required by court or administrative order or is necessary to respond to inquiries of governmental or regulatory authorities, (ii) disclosure of such information is required by law or necessary to defend or prosecute a claim brought against or by any such persons (e.g., to establish a "due diligence" defense), (iii) such information becomes generally available to the public other than as a result of a disclosure or failure to safeguard by any such person or (iv) such information becomes available to any such person from a source other than the Company and such source is not bound by a confidentiality agreement or is not otherwise under a duty of trust to the Company; provided further, that the foregoing inspection and information gathering shall, to the greatest extent possible, be coordinated on behalf of all the Notice Holders and the other parties entitled thereto by the counsel, referred to in Section 5, for the Holders in connection with Shelf Registration Statements.

          (l) Comply with all applicable Canadian Securities Laws and the rules and regulations of the Commissions and the SEC; and make generally available to its securityholders earnings statements (which need not be audited) satisfying the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any similar rule promulgated under the Securities Act), which statements shall cover a period of twelve (12) months commencing on the first day of the first fiscal quarter of the Company commencing after the effective date of each Shelf Registration Statement (within the meaning of Rule 158(c) under the Securities Act), and which statements shall be so made generally available to the Company's securityholders as follows: (i) with respect to an earnings statement which will be contained in one report on Form 40-F (or any other form as may then be available for such purpose), such earnings statement shall be made so generally available no later than the due date by which the Company is required, pursuant to the Exchange Act, to file such report with the SEC; and (ii) with respect to an earnings statement which will be contained in any combination of reports on Form 40-F or Form 6-K (or any other form(s) as may then be available for such purpose), such earnings statement shall be made so generally available no later than the due date by which the Company is required, pursuant to the Exchange Act, to file the last of such reports which together constitute such earnings statement.

          (m) Cooperate with each Notice Holder to facilitate the timely preparation and delivery of certificates representing Registrable Securities sold pursuant to a Shelf Registration Statement, which certificates shall not bear any restrictive legends, and cause such Registrable Securities to be in such denominations as are permitted by the Indenture and registered in such names as such Notice Holder may request in writing at least two (2) Business Days prior to any sale of such Registrable Securities.

          (n) Provide a CUSIP number for all Registrable Securities covered by a Shelf Registration Statement not later than the effective date of the Initial Shelf Registration Statement and provide the Trustee and the transfer agent for the Common Shares with certificates for the Registrable Securities that are in a form eligible for deposit with The

     Depository Trust Company.

          (o) Cooperate and assist in any filings required to be made with the National Association of Securities Dealers, Inc. and the TSX.

          (p) Upon the filing of the Initial Shelf Registration Statement, and upon the effectiveness under the Securities Act of the Initial Shelf Registration Statement, announce the same, in each case by release through a reputable national newswire service.

          (q) Take all actions and enter into such customary agreements (including, if requested, an underwriting agreement in customary form) as are necessary, or reasonably requested by the Holders of a majority of the Registrable Securities being sold, in order to expedite or facilitate disposition of such Registrable Securities; and in such connection, whether or not an underwriting agreement is entered into and whether or not the registration is an underwritten registration:

               (i) the Company shall make such representations and warranties to the Holders of such Registrable Securities and the underwriters, if any, in form, substance and scope as would be customarily made by the Company to underwriters in similar offerings of securities;

               (ii) the Company shall obtain opinions of counsel of the Company and updates thereof (which counsel and opinions (in form, scope and substance) shall be reasonably satisfactory to the Managing Underwriters, if any, and to the counsel to the Holders of the Registrable Securities being sold) addressed to each selling Holder and the underwriters, if any, covering the matters that would be customarily covered in opinions requested in sales of securities or underwritten offerings;

               (iii) the Company shall obtain "comfort letters" and updates thereof from the Company's independent certified public accountants (and, if necessary, any other independent certified public accountants of any subsidiary of the Company or of any business acquired by the Company for which financial statements are, or are required to be, included in any Shelf Registration Statement) addressed to the underwriters, (to the extent consistent with Statement on Auditing Standards No. 72 of the American Institute of Certified Public Accounts and the relevant standards of the Canadian Institute of Chartered Accountants), such letters to be in customary form and covering matters of the type that would customarily be covered in "comfort letters" to underwriters in connection with similar underwritten offerings;

               (iv) the Company shall, if an underwriting agreement is entered into, cause any such underwriting agreement to contain indemnification provisions and procedures substantially equivalent to the indemnification provisions and procedures set forth in Section 6 hereof with respect to the underwriters and all other parties to be indemnified pursuant to said Section; and

               (v) the Company shall deliver such documents and certificates as may be reasonably requested and as are customarily delivered in similar offerings to the holders of a majority of the Registrable Securities being sold and to the Managing Underwriters, if any;

     the above to be done at (x) the effectiveness of any Shelf Registration Statement (and each post-effective amendment thereto) and (y) each closing under any underwriting or similar agreement as and to the extent required thereunder.

               (r) Cause the Indenture to be qualified under the TIA not later than the effective date of the Initial Shelf Registration Statement; and, in connection therewith, cooperate with the Trustee to effect such changes to the Indenture as may be required for the Indenture to be so qualified in accordance with the terms of the TIA and execute, and use its reasonable best efforts to cause the Trustee to execute, all documents as may be required to effect such changes, and all other forms and documents required to be filed with any Commission or the SEC to enable the Indenture to be so qualified in a timely manner.

               (s) Cause the Underlying Common Shares to be listed on the NASDAQ Global Market and the TSX and make all filings required under applicable NASDAQ rules.

               (t) In the event that any broker-dealer registered under the Exchange Act shall underwrite any Registrable Securities or participate as a member of an underwriting syndicate or selling group or "participate in a public offering" (within the meaning of the Conduct Rules (the "NASD Rules") of the National Association of Securities Dealers, Inc.) thereof, whether as a Holder of such Registrable Securities or as an underwriter, a placement or sales agent or a broker or dealer in respect thereof, or otherwise, the Company will assist such broker-dealer in complying with the requirements of such NASD Rules, including, without limitation, by:
          (i) if such NASD Rules, including NASD Rule 2720, shall so require, engaging a "qualified independent underwriter" (as defined in NASD Rule 2720) to participate in the preparation of the Shelf Registration Statement relating to such Registrable Securities, to exercise usual standards of due diligence in respect thereof and, if any portion of the offering contemplated by such Shelf Registration Statement is an underwritten offering or is made through a placement or sales agent, to recommend the yield or price, as the case may be, of such Registrable Securities; (ii) indemnifying any such qualified independent underwriter to the extent of the indemnification of underwriters provided in Section 6 hereof; and (iii) providing such information to such broker-dealer as may be required in order for such broker-dealer to comply with the requirements of the NASD Rules.

     4. Holder's Obligations. Each Holder agrees, by acquisition of the Registrable Securities, that no Holder of Registrable Securities shall be entitled to sell any of such Registrable Securities pursuant to a Shelf Registration Statement or to receive a Prospectus relating thereto, unless such Holder has furnished the Company with a Notice and Questionnaire as required pursuant to Section 2(d) hereof (including the information required to be included in such Notice and Questionnaire) and the information set forth in the next sentence. Each Notice Holder agrees promptly to furnish to the Company all information required to be disclosed in order to make the information previously furnished to the Company by such Notice Holder not misleading and any other information regarding such Notice Holder and the distribution of such Registrable Securities as the Company may from time to time reasonably request. Any sale of any Registrable Securities by any Holder shall constitute a representation and warranty by such Holder that the Holder Information of such Holder furnished in writing by or on behalf of such Holder to the Company does not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements in such Holder Information, in the light of the circumstances under which they were made, not misleading.

     5. Registration Expenses. The Company shall bear all fees and expenses incurred in connection with the performance by the Company of its obligations under Section 2 and Section 3 of this Agreement whether or not any of the Shelf Registration Statements are filed or become effective under Canadian Securities Laws and the Securities Act. Such fees and expenses ("Registration Expenses") shall include, without limitation, (i) all registration and filing fees and expenses (including, without limitation, fees and expenses (x) with respect to filings required to be made with the National Association of Securities Dealers, Inc., the NASDAQ Global Market and the TXS and (y) of compliance with Canadian Securities Laws, U.S. federal securities laws and state securities or Blue Sky laws (including, without limitation, reasonable fees and disbursements of counsel for the Holders in connection with Blue Sky qualifications of the Registrable Securities under the laws of such jurisdictions as the Notice Holders of a majority of the Registrable Securities being sold pursuant to a Shelf Registration Statement may designate), (ii) all printing expenses (including, without limitation, expenses of printing certificates for Registrable Securities in a form eligible for deposit with The Depository Trust Company and printing Prospectuses), (iii) all duplication and mailing expenses relating to copies of any Shelf Registration Statement or Prospectus delivered to any Holders hereunder, (iv) all fees and disbursements of counsel for the Company and the fees and disbursements of one counsel for the Holders in connection with the Shelf Registration Statement, (v) all fees and disbursements of the Trustee and its counsel and of the registrar and transfer agent for the Common Shares and (vi) Securities Act liability or other insurance obtained by the Company in its sole discretion. In addition, the Company shall pay the internal expenses of the Company (including, without limitation, all salaries and expenses of officers and employees performing legal or accounting duties), the expense of any annual audit or quarterly review, the fees and expenses incurred in connection with the listing by the Company of the Registrable Securities on any securities exchange or quotation system on which similar securities of the Company are then listed and the fees and expenses of any person, including, without limitation, special experts, retained by the Company. If the Company shall, pursuant to Rule 456(b), defer payment of any registration fees due under the Securities Act with respect to any Registration Statement, the Company agrees that it shall pay the fees applicable to such Registration Statement within the time required by Rule 456(b)(1)(i) (without reliance on the proviso to Rule 456(b)(1)(i)) and in compliance with Rule 456(b) and Rule 457(r).

     6. Indemnification, Contribution.

     (a) The Company agrees to indemnify, defend and hold harmless the Initial Purchaser, each Holder, each person (a "Controlling Person"), if any, who controls the Initial Purchaser or Holder within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act and the respective officers, directors, partners, employees, representatives and agents of the Initial Purchaser, the Holders or any Controlling Person (each, a "Holder Indemnified Party"), from and against any loss, damage, expense, liability, claim or any actions in respect thereof (including the reasonable cost of investigation) which such Holder Indemnified Party may incur or become subject to under Canadian Securities Laws, the Securities Act, the Exchange Act or otherwise, insofar as such loss, damage, expense, liability, claim or action arises out of or is based upon any untrue statement or alleged untrue statement of a material fact contained in any Shelf Registration Statement or Prospectus, including any document incorporated by reference therein, or in any amendment or supplement thereto or in any preliminary prospectus, or arises out of or is based upon any omission or alleged omission to state a material fact required to be stated in any Shelf Registration Statement or in any amendment or supplement thereto or necessary to make the statements therein not misleading, or arises out of or is based upon any omission or alleged omission to state a material fact necessary in order to make the statements made in any Prospectus or in any amendment or supplement thereto or in any preliminary prospectus, in the light of the circumstances under which such statements were made, not misleading, and the Company shall reimburse, as incurred, the Holder Indemnified Parties for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, damage, expense, liability, claim or action in respect thereof; provided, however, that the Company shall not be required to provide any indemnification pursuant to this Section 6(a) in any such case insofar as any such loss, damage, expense, liability, claim or action arises out of or is based upon any untrue statement or omission or alleged untrue statement or omission of a material fact contained in, or omitted from, and in conformity with information furnished in writing by or on behalf of the Initial Purchaser or a Holder to the Company expressly for use in, any Shelf Registration Statement or any Prospectus or furnished to the Company by a Holder in a duly executed Notice and Questionnaire; provided further, however, that this indemnity agreement will be in addition to any liability which the Company may otherwise have to such Holder Indemnified Party.

     (b) Each Holder, severally and not jointly, agrees to indemnify, defend and hold harmless the Company, its subsidiaries and their respective directors, officers, employees, representatives and agents and any person who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act (each, a "Company Indemnified Party") from and against any loss, damage, expense, liability, claim or any actions in respect thereof (including the reasonable cost of investigation) which such Company Indemnified Party may incur or become subject to under Canadian Securities Laws, the Securities Act, the Exchange Act or otherwise, insofar as such loss, damage, expense, liability, claim or action arises out of or is based upon any untrue statement or alleged untrue statement of a material fact contained in, and in conformity with information (the "Holder Information") furnished in writing by or on behalf of such

Holder to the Company expressly for use in, any Shelf Registration Statement or Prospectus, or arises out of or is based upon any omission or alleged omission to state a material fact in connection with such Holder Information, which material fact was not contained in such Holder Information, and which material fact was either required to be stated in any Shelf Registration Statement or Prospectus or necessary to make such Holder Information not misleading; and, subject to the limitation set forth in the immediately preceding clause, each Holder shall reimburse, as incurred, the Company for any legal or other expenses reasonably incurred by the Company or any other such person in connection with investigating or defending any loss, damage, expense, liability, claim or action in respect thereof. This indemnity agreement will be in addition to any liability which such Holder may otherwise have to the Company or any other such persons. In no event shall the liability of any selling Holder of Registrable Securities hereunder be greater in amount than the dollar amount of the proceeds received by such Holder upon the sale, pursuant to the Shelf Registration Statement, of the Registrable Securities giving rise to such indemnification obligation.

     (c) If any action, suit or proceeding (each, a "Proceeding") is brought against any person in respect of which indemnity may be sought pursuant to either Section 6(a) or Section 6(b), such person (the "Indemnified Party") shall promptly notify the person against whom such indemnity may be sought (the "Indemnifying Party") in writing of the institution of such Proceeding and the Indemnifying Party shall assume the defense of such Proceeding; provided, however, that the omission to so notify such Indemnifying Party shall not relieve such Indemnifying Party from any liability which it may have to such Indemnified Party or otherwise except to the extent the failure to so notify materially prejudices the Indemnifying Party's ability to defend the Proceeding. Such Indemnified Party shall have the right to employ its own counsel in any such case, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party unless the employment of such counsel shall have been authorized in writing by such Indemnifying Party in connection with the defense of such Proceeding or such Indemnifying Party shall not have employed counsel to have charge of the defense of such Proceeding within thirty (30) days of the receipt of notice thereof or such Indemnified Party shall have reasonably concluded upon the written advice of counsel that there may be one or more defenses available to it that are different from, additional to or in conflict with those available to such Indemnifying Party (in which case such Indemnifying Party shall not have the right to direct that portion of the defense of such Proceeding on behalf of the Indemnified Party, but such Indemnifying Party may employ counsel and participate in the defense thereof but the fees and expenses of such counsel shall be at the expense of such Indemnifying Party), in any of which events such reasonable fees and expenses shall be borne by such Indemnifying Party and paid as incurred (it being understood, however, that such Indemnifying Party shall not be liable for the expenses of more than one separate counsel in any one Proceeding or series of related Proceedings together with reasonably necessary local counsel representing the Indemnified Parties who are parties to such action). An Indemnifying Party shall not be liable for any settlement of such Proceeding effected without the written consent of such Indemnifying Party, but if settled with the written consent of such Indemnifying Party, such Indemnifying Party agrees to indemnify and hold harmless an Indemnified Party from and against any loss or liability by reason of such settlement. Notwithstanding the foregoing sentence, if at any time an Indemnified Party shall have requested an Indemnifying Party to reimburse such Indemnified Party for fees and expenses of counsel as contemplated by the second sentence of this paragraph, then such Indemnifying Party agrees that it shall be liable for any settlement of any Proceeding effected without its written consent if (i) such settlement is entered into more than sixty (60) Business Days after receipt by such Indemnifying Party of the aforesaid request, (ii) such Indemnifying Party shall not have fully reimbursed such Indemnified Party in accordance with such request prior to the date of such settlement and (iii) such Indemnified Party shall have given such Indemnifying Party at least thirty (30) days' prior notice of its intention to settle. No Indemnifying Party shall, without the prior written consent of any Indemnified Party, effect any settlement of any pending or threatened Proceeding in respect of which such Indemnified Party is or could have been a party and indemnity could have been sought hereunder by such Indemnified Party, unless such settlement includes an unconditional release of such Indemnified Party from all liability on claims that are the subject matter of such Proceeding and does not include an admission of fault or culpability or a failure to act by or on behalf of such Indemnified Party.

     (d) If the indemnification provided for in this Section 6 is unavailable to an Indemnified Party under Section 6(a) or Section 6(b), or insufficient to hold such Indemnified Party harmless, in respect of any losses, damages, expenses, liabilities, claims or actions referred to therein, then each applicable Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such losses, damages, expenses, liabilities, claims or actions (i) in such proportion as is appropriate to reflect the relative benefits received by the Company, on the one hand, and by the Holders or the Initial Purchaser, on the other hand, from the offering of the Registrable Securities or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company, on the one hand, and of the Holders or the Initial Purchaser, on the other hand, in connection with the statements or omissions which resulted in such losses, damages, expenses, liabilities, claims or actions, as well as any other relevant equitable considerations. The relative fault of the Company, on the one hand, and of the Holders or the Initial Purchaser, on the other hand, shall be determined by reference to, among other things, whether the untrue statement or alleged untrue statement of a material fact or omission or alleged omission relates to information supplied by the Company or by the Holders or the Initial Purchaser and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The amount paid or payable by a party as a result of the losses, damages, expenses, liabilities, claims and actions referred to above shall be deemed to include any reasonable legal or other fees or expenses reasonably incurred by such party in connection with investigating or defending any Proceeding.

     (e) The Company, the Holders and the Initial Purchaser agree that it would not be just and equitable if contribution pursuant to this Section 6 were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in Section 6(d) above. Notwithstanding the provisions of this Section 6, no Holder shall be required to contribute any amount in excess of the amount by which the total price at which the Registrable Securities giving rise to such contribution obligation and sold by such Holder were offered to the public exceeds the amount of any damages which it has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Holders' respective obligations to contribute pursuant to this Section 6 are several in proportion to the respective amount of Registrable Securities they have sold pursuant to a Shelf Registration Statement, and not joint. The remedies provided for in this Section 6 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any indemnified party at law or in equity.

     (f) The indemnity and contribution provisions contained in this Section 6 shall remain operative and in full force and effect regardless of (i) any termination of this Agreement, (ii) any investigation made by or on behalf of any Holder or the Initial Purchaser or any person controlling any Holder or the Initial Purchaser, or the Company, or the Company's officers or directors or any person controlling the Company and (iii) the sale of any Registrable Security by any Holder.

7. Information Requirements.

     (a) The Company covenants that, if at any time before the end of the Effectiveness Period it is neither subject to the reporting requirements of
Section 13 or Section 15(d) of the Exchange Act nor exempt from registration under Section 12 of the Exchange Act pursuant to Rule 12g3-2(b), it will cooperate with any Holder of Registrable Securities and take such further action as any Holder of Registrable Securities may reasonably request in writing (including, without limitation, making such representations as any such Holder may reasonably request), all to the extent required from time to time to enable such Holder to sell Registrable Securities without registration under the Securities Act within the limitations of the exemptions provided by Rule 144 and Rule 144A under the Securities Act and customarily taken in connection with sales pursuant to such exemptions. Upon the written request of any Holder, the Company shall deliver to such Holder a written statement as to whether the Company has complied with the reporting requirements of Canadian Securities Laws and the Exchange Act, unless such a statement has been included in the Company's most recent report, for purposes of Rule 144 under the Securities Act, filed with the SEC pursuant to Section 13 or Section 15(d) of Exchange Act.

8. Underwritten Registrations.

     (a) If any of the Registrable Securities covered by the Shelf Registration Statement are to be offered and sold in an underwritten offering, the investment banker or investment bankers and manager or managers that will administer the offering

("Managing Underwriters") shall be selected by the holders of a majority of such Registrable Securities to be included in such offering and shall be reasonably acceptable to the Company.

     (b) No person may participate in any underwritten registration hereunder unless such person (i) agrees to sell such person's Registrable Securities on the basis reasonably provided in any underwriting arrangements approved by the persons entitled hereunder to approve such arrangements and (ii) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements.

     9. Additional Amounts. All payments of additional interest hereunder to, or for the benefit of, a Holder, other than an Excluded Holder, shall be accompanied by additional payments, in cash, of Additional Amounts.

     10. Miscellaneous.

          (a) Remedies. The Company acknowledges and agrees that any failure by the Company to comply with its obligations under this Agreement may result in material irreparable injury to the Initial Purchaser and the Holders for which there is no adequate remedy at law, that it will not be possible to measure damages for such injuries precisely and that, in the event of any such failure, any Initial Purchaser or Holder may obtain such relief as may be required to specifically enforce the Company's obligations under this Agreement. The Company further agrees to waive the defense in any action for specific performance that a remedy at law would be adequate. Notwithstanding the foregoing two sentences, this Section 10(a) shall not apply to the subject matter referred to in and contemplated by Section 2(e).

          (b) Amendments and Waivers. The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given, unless the Company has obtained the written consent of Holders of a majority of outstanding Registrable Securities; provided, however, that, no consent is necessary from any of the Holders in the event that this Agreement is amended, modified or supplemented for the purpose of curing any ambiguity, defect or inconsistency that does not adversely affect the rights of any Holders. Notwithstanding the foregoing, a waiver or consent to depart from the provisions hereof with respect to a matter that relates exclusively to the rights of Holders of Registrable Securities whose securities are being sold pursuant to a Shelf Registration Statement and that does not directly or indirectly affect the rights of other Holders of Registrable Securities may be given by Holders of at least a majority of the Registrable Securities being sold by such Holders pursuant to such Shelf Registration Statement; provided, however, that the provisions of this sentence may not be amended, modified, or supplemented except in accordance with the provisions of the immediately preceding sentence. Each Holder of Registrable Securities outstanding at the time of any such amendment, modification, supplement, waiver or consent or thereafter shall be bound by any such amendment, modification, supplement, waiver or consent effected pursuant to this Section 10(b), whether or not any notice, writing or marking indicating such amendment, modification, supplement, waiver or consent appears on the Registrable Securities or is delivered to such Holder.

          (c) Notices. All notices and other communications provided for or permitted hereunder shall be made in writing by hand delivery, by telecopier, by courier guaranteeing overnight delivery or by first-class mail, return receipt requested, and shall be deemed given (A) when made, if made by hand delivery, (B) upon confirmation, if made by telecopier, (C) one (1) Business Day after being deposited with such courier, if made by overnight courier or (D) on the date indicated on the notice of receipt, if made by first-class mail, to the parties as follows:

          (i) if to a Holder, at the most current address given by such Holder to the Company in a Notice and Questionnaire or any amendment thereto;

          (ii)  if to the Company, to:

                Neurochem Inc.
                275 Armand-Frappier Boulevard
                Laval, Quebec H7V 4A7
                Canada
                Attention: General Counsel
                Telecopy No.: (450) 680-4501

                with copy to:

                Davies Ward Phillips & Vineberg LLP
                1501 McGill College
                26th Floor
                Montreal, Quebec
                H3A 3N1

          (iii) if to the Initial Purchaser, to:

                UBS Securities LLC
                299 Park Avenue
                New York, New York 10171
                Attention: Syndicate Department
                Telecopy No.: (212) 713-1205

                with a copy to (for informational purposes only):

                UBS Securities LLC
                299 Park Avenue

                New York, New York 10171
                Attention: Legal Department
                Telecopy No.: (212) 821-4042

                and

                UBS Securities LLC
                677 Washington Boulevard
                Stamford, Connecticut 06901
                Attention: Syndicate Department
                Telecopy No.: (203) 719-0683

or to such other address as such person may have furnished to the other persons identified in this Section 10(c) in writing in accordance herewith.

     (d) Majority of Registrable Securities. For purposes of determining what constitutes holders of a majority of Registrable Securities, as referred to in this Agreement, a majority shall constitute a majority in aggregate principal amount of Registrable Securities, treating each relevant holder of Underlying Common Shares as a holder of the aggregate principal amount of Notes in respect of which such Underlying Common Shares were issued.

     (e) Approval of Holders. Whenever the consent or approval of Holders of a specified percentage of Registrable Securities is required hereunder, Registrable Securities held by the Company or its "affiliates" (as such term is defined in Rule 405 under the Securities Act) (other than the Initial Purchaser or subsequent Holders of Registrable Securities, if the Initial Purchaser or such subsequent Holders are deemed to be such affiliates solely by reason of their holdings of such Registrable Securities) shall not be counted in determining whether such consent or approval was given by the Holders of such required percentage.

     (f) Third Party Beneficiaries. The Holders shall be third party beneficiaries to the agreements made hereunder between the Company, on the one hand, and the Initial Purchaser, on the other hand, and shall have the right to enforce such agreements directly to the extent they may deem such enforcement necessary or advisable to protect their rights or the rights of Holders hereunder and shall be deemed to be bound by the provisions of this Agreement. The Trustee shall be entitled to the rights granted to it pursuant to this Agreement.

     (g) Successors and Assigns. Any person who purchases any Covered Security from the Initial Purchaser or from any Holder shall be deemed, for purposes of this Agreement, to be an assignee of the Initial Purchaser or such Holder, as the case may be and shall be deemed to be bound by the provisions of this Agreement. This Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of each of the parties hereto and shall inure to the benefit of and be binding upon each Holder of any Covered Security.

     (h) Counterparts. This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be original and all of which taken together shall constitute one and the same agreement.

     (i) Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

     (j) Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO CONFLICTS OF LAWS PRINCIPLES THEREOF.

     (k) Severability. If any term, provision, covenant or restriction of this Agreement is held to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby, and the parties hereto shall use their reasonable best efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction, it being intended that all of the rights and privileges of the parties shall be enforceable to the fullest extent permitted by law.

     (l) Entire Agreement. This Agreement is intended by the parties hereto as a final expression of their agreement and is intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein and the registration rights granted by the Company with respect to the Registrable Securities. Except as provided in the Purchase Agreement, there are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein, with respect to the registration rights granted by the Company with respect to the Registrable Securities. This Agreement supersedes all prior agreements and undertakings among the parties with respect to such registration rights. No party hereto shall have any rights, duties or obligations other than those specifically set forth in this Agreement.

     (m) Termination. This Agreement and the obligations of the parties hereunder shall terminate upon the end of the Effectiveness Period, except for any liabilities or obligations under Section 4, Section 5 or Section 6 hereof and the obligations to make payments of and provide for additional interest under Section 2(e) hereof to the extent such additional interest accrues prior to the end of the Effectiveness Period and to the extent any overdue additional interest accrues in accordance with the last paragraph of such Section 2(e), each of which shall remain in effect in accordance with its terms.

     (n) Submission to Jurisdiction. Except as set forth below, no claim, counterclaim or dispute of any kind or nature whatsoever arising out of or in any way relating to this Agreement ("Claim") may be commenced, prosecuted or continued in any court other than the courts of the State of New York located in the City and County of New York or in the United States District Court for the Southern District of New York, which courts shall have jurisdiction over the adjudication of such matters, and the Company hereby consents to the jurisdiction of such courts and personal service with respect thereto. The Company hereby consents to personal jurisdiction, service and venue in any court in which any Claim arising out of or in any way relating to this Agreement is brought by any third party against the Initial Purchaser. THE COMPANY HEREBY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY PROCEEDING (WHETHER BASED UPON CONTRACT, TORT OR OTHERWISE) IN ANY WAY ARISING OUT OF OR RELATING TO THIS AGREEMENT. The Company agrees that a final judgment in any such Proceeding brought in any such court shall be conclusive and binding upon the Company and may be enforced in any other courts in the jurisdiction of which the Company is or may be subject, by suit upon such judgment.

[THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK; SIGNATURE PAGE FOLLOWS]

          IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

                                        Very truly yours,

                                        NEUROCHEM INC.


                                        By: /s/ David Skinner
                                            ------------------------------------
                                            Name:  David Skinner
                                            Title: Vice President,
                                                   General Counsel and
                                                   Corporate Secretary

Accepted and agreed to as of the date
first above written:

UBS SECURITIES LLC


By: /s/ Sage Kelly
    ---------------------------------
    Name:  Sage Kelly
    Title:
       ------------------------------


By: /s/ Kevin Sheridan
    ---------------------------------
    Name:  Kevin Sheridan
    Title:
       ------------------------------

================================================================================

                                 NEUROCHEM INC.

                                       and

                              THE BANK OF NEW YORK

                                   as Trustee

                                   ----------

                                    INDENTURE

                          Dated as of November 9, 2006

                                   ----------

                       Up to $42,085,000 Principal Amount

                      6% CONVERTIBLE SENIOR NOTES DUE 2026

================================================================================

                              CROSS-REFERENCE TABLE

TIA                                                                Indenture
Section                                                             Section
-------                                                        -----------------
310(a)(1)...................................................   7.10
   (a)(2)...................................................   7.10
   (a)(3)...................................................   N.A.
   (a)(4)...................................................   N.A.
   (a)(5)...................................................   N.A.
   (b)......................................................   7.08; 7.10; 11.02
   (c)......................................................   N.A.
311(a)......................................................   7.11
   (b)......................................................   7.11
   (c)......................................................   N.A.
312(a)......................................................   2.05
   (b)......................................................   11.03
   (c)......................................................   11.03
313(a)......................................................   7.06
   (b)(1)...................................................   N.A.
   (b)(2)...................................................   7.06
   (c)......................................................   7.06; 11.02
   (d)......................................................   7.06
314(a)......................................................   4.03
   (b)......................................................   N.A.
   (c)(1)...................................................   11.04
   (c)(2)...................................................   11.04
   (c)(3)...................................................   N.A.
   (d)......................................................   N.A.
   (e)......................................................   11.05
   (f)......................................................   N.A.
315(a)......................................................   7.01(B)
   (b)......................................................   7.05; 11.02
   (c)......................................................   7.01(A)
   (d)......................................................   7.01(C)
   (e)......................................................   6.11
316(a) (last sentence)......................................   2.09
   (a)(1)(A)................................................   6.05
   (a)(1)(B)................................................   6.04
   (a)(2)...................................................   N.A.
   (b)......................................................   6.07
   (c)......................................................   N.A.
317(a)(1)...................................................   6.08
   (a)(2)...................................................   6.09
   (b)......................................................   2.04
318(a)......................................................   11.01


                                        I

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
I.    DEFINITIONS AND INCORPORATION BY REFERENCE ........................     1

      1.01  Definitions .................................................     1
      1.02  Other Definitions ...........................................     6
      1.03  Incorporation by Reference of Trust Indenture Act ...........     8
      1.04  Rules of Construction .......................................     8

II.   THE SECURITIES ....................................................     9

      2.01  Form and Dating .............................................     9
      2.02  Execution and Authentication ................................    10
      2.03  Registrar, Paying Agent and Conversion Agent ................    11
      2.04  Paying Agent to Hold Money in Trust .........................    11
      2.05  Securityholder Lists ........................................    11
      2.06  Transfer and Exchange .......................................    12
      2.07  Replacement Securities ......................................    12
      2.08  Outstanding Securities ......................................    12
      2.09  Securities Held by the Company or an Affiliate ..............    13
      2.10  Temporary Securities ........................................    13
      2.11  Cancellation ................................................    14
      2.12  Defaulted Interest ..........................................    14
      2.13  CUSIP Numbers ...............................................    14
      2.14  Deposit of Moneys ...........................................    14
      2.15  Book-Entry Provisions for Global Securities .................    15
      2.16  Special Transfer Provisions .................................    16
      2.17  Restrictive Legends .........................................    19
      2.18  Ranking .....................................................    20

III.  REDEMPTION AND REPURCHASE .........................................    20

      3.01  Right of Redemption .........................................    20
      3.02  Notices to Trustee ..........................................    21
      3.03  Selection of Securities to Be Redeemed ......................    21
      3.04  Notice of Redemption ........................................    21
      3.05  Effect of Notice of Redemption ..............................    23
      3.06  Deposit of Redemption Price .................................    23
      3.07  Securities Redeemed in Part .................................    23
      3.08  Purchase of Securities at Option of the Holder ..............    24
      3.09  Offer to Repurchase at Option of Holder Upon a Change in
               Control ..................................................    28
      3.10  Redemption of Securities for Tax Reasons ....................    34

IV.   COVENANTS .........................................................    38

      4.01  Payment of Securities .......................................    38
      4.02  Maintenance of Office or Agency .............................    38
      4.03  Rule 144A Information and Annual Reports ....................    39
      4.04  Compliance Certificate ......................................    39
      4.05  Stay, Extension and Usury Laws ..............................    40
      4.06  Corporate Existence .........................................    40
      4.07  Notice of Default ...........................................    40
      4.08  Payment of Additional Amounts ...............................    40
      4.09  Further Instruments and Acts ................................    42

V.    SUCCESSORS ........................................................    42

      5.01  When Company May Merge, etc. ................................    42
      5.02  Successor Substituted .......................................    43

VI.   DEFAULTS AND REMEDIES .............................................    43

      6.01  Events of Default ...........................................    43
      6.02  Acceleration ................................................    45
      6.03  Other Remedies ..............................................    46
      6.04  Waiver of Past Defaults .....................................    46
      6.05  Control by Majority .........................................    46
      6.06  Limitation on Suits .........................................    46
      6.07  Rights of Holders to Receive Payment ........................    47
      6.08  Collection Suit by Trustee ..................................    47
      6.09  Trustee May File Proofs of Claim ............................    47
      6.10  Priorities ..................................................    48
      6.11  Undertaking for Costs .......................................    48

VII.  TRUSTEE ...........................................................    48

      7.01  Duties of Trustee ...........................................    48
      7.02  Rights of Trustee ...........................................    49
      7.03  Individual Rights of Trustee ................................    51
      7.04  Trustee's Disclaimer ........................................    51
      7.05  Notice of Defaults ..........................................    51
      7.06  Reports by Trustee to Holders ...............................    51
      7.07  Compensation and Indemnity ..................................    51
      7.08  Replacement of Trustee ......................................    52
      7.09  Successor Trustee by Merger, etc. ...........................    53
      7.10  Eligibility; Disqualification ...............................    53
      7.11  Preferential Collection of Claims Against Company ...........    53

VIII. DISCHARGE OF INDENTURE ............................................    53

      8.01  Termination of the Obligations of the Company ...............    53

      8.02  Application of Trust Money ..................................    54
      8.03  Repayment to Company ........................................    54
      8.04  Reinstatement ...............................................    54

IX.   AMENDMENTS ........................................................    55

      9.01  Without Consent of Holders ..................................    55
      9.02  With Consent of Holders .....................................    55
      9.03  Compliance with Trust Indenture Act .........................    57
      9.04  Revocation and Effect of Consents ...........................    57
      9.05  Notation on or Exchange of Securities .......................    57
      9.06  Trustee Protected ...........................................    57

X.    CONVERSION ........................................................    58

      10.01 Conversion Privilege; Restrictive Legends ...................    58
      10.02 Conversion Procedure and Payment Upon Conversion ............    61
      10.03 Taxes on Conversion .........................................    67
      10.04 Company to Provide Stock ....................................    67
      10.05 Adjustment of Conversion Rate ...............................    68
      10.06 No Adjustment ...............................................    72
      10.07 Other Adjustments ...........................................    73
      10.08 Adjustments for Tax Purposes ................................    74
      10.09 Notice of Adjustment ........................................    74
      10.10 Notice of Certain Transactions ..............................    74
      10.11 Effect of Reclassifications, Consolidations, Mergers,
               Binding Share Exchanges or Sales on Conversion
               Privilege ................................................    74
      10.12 Trustee's Disclaimer ........................................    77
      10.13 Rights Distributions Pursuant to Shareholders' Rights
               Plans ....................................................    77
      10.14 Increased Conversion Rate Applicable to Certain Notes
               Surrendered in Connection With Make-Whole Fundamental
               Changes ..................................................    78
      10.15 Adjustment to the Conversion Rate from, and including,
               October 15, 2009 to, and including, November 15, 2009 ....    81
      10.16 Mandatory Conversion at the Company's Election ..............    82

XI.   MISCELLANEOUS .....................................................    83

      11.01 Trust Indenture Act Controls ................................    83
      11.02 Notices .....................................................    83
      11.03 Communication by Holders with Other Holders .................    84
      11.04 Certificate and Opinion as to Conditions Precedent ..........    84
      11.05 Statements Required in Certificate or Opinion ...............    85
      11.06 Rules by Trustee and Agents .................................    85
      11.07 Legal Holidays ..............................................    85
      11.08 Duplicate Originals .........................................    85
      11.09 Governing Law ...............................................    86
      11.10 No Adverse Interpretation of Other Agreements ...............    86

      11.11 Successors ..................................................    86
      11.12 Separability ................................................    86
      11.13 Table of Contents, Headings, etc ............................    86
      11.14 Calculations in Respect of the Securities ...................    86
      11.15 Agent for Service of Process ................................    86

Exhibit A   - Form of Global Security
Exhibit B-1 - Form of Private Placement Legend
Exhibit B-2 - Form of Legend for Global Security
Exhibit C   - Form of Notice of Transfer Pursuant to Registration Statement
Exhibit D   - Form of Opinion of Counsel in Connection with Registration of
              Securities
Exhibit E   - Form of Certificate in Connection with Transfers to non-QIB
              Investors in the United States
Exhibit F-1 - Form of Transferor Certificate in Connection with Transfers
              Pursuant to Regulation S
Exhibit F-2 - Form of Transferee Certificate in Connection with Transfers
              Pursuant to Regulation S

     INDENTURE, dated as of November 9, 2006, between Neurochem Inc., a corporation organized under the Canada Business Corporations Act (the "COMPANY"), and The Bank of New York, as trustee (the "TRUSTEE").

     Each party agrees as follows for the benefit of the other party and for the equal and ratable benefit of the Holders of the Company's 6% Convertible Senior Notes due 2026 (the "SECURITIES").

                  I. DEFINITIONS AND INCORPORATION BY REFERENCE

1.01 DEFINITIONS.

     "ACCREDITED INVESTOR" means an "accredited investor," as defined in Rule 501 of Regulation D.

     "ACCREDITED INVESTOR CERTIFICATED SECURITY" means a certificated Security in registered form, duly executed by the Company and authenticated by the Trustee, and issued in the name of an Accredited Investor.

     The term "ADDITIONAL INTEREST" has the meaning ascribed to it in the Registration Rights Agreement.

     "AFFILIATE" means any person directly or indirectly controlling or controlled by or under direct or indirect common control with the Company. For this purpose, "control" shall mean the power to direct the management and policies of a person through the ownership of securities, by contract or otherwise.

     "ASSET SALE MAKE-WHOLE FUNDAMENTAL CHANGE" means a sale, transfer, lease, conveyance or other disposition of all or substantially all of the property or assets of the Company, or of the Company and the Subsidiaries on a consolidated basis, to any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), including any group acting for the purpose of acquiring, holding, voting or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act.

     "BID SOLICITATION AGENT" means a Company-appointed agent that performs calculations as set forth in ARTICLE X and PARAGRAPH 11 of the Securities.

     "BOARD OF DIRECTORS" means the Board of Directors of the Company or any committee thereof authorized to act for it hereunder.

     "BOARD RESOLUTION" means a copy of a resolution certified by the Secretary or an Assistant Secretary of the Company to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification, and delivered to the Trustee.

     "CAPITAL STOCK" of any Person means any and all shares, interests, participations or other equivalents (however designated) of capital stock of such Person and all warrants or options to acquire such capital stock.

     "CLOSING SALE PRICE" means the price of a Common Share on the relevant date, determined (a) on the basis of the closing sale price per Common Share (or if no closing sale price per Common Share is reported, the average of the bid and ask prices per Common Share or, if more than one in either case, the average of the average bid and the average ask prices per Common Share) on such date on the U.S. principal national securities exchange on which the Common Shares are listed; or (b) if the Common Shares are not listed on a U.S. national securities exchange, as reported by National Quotation Bureau, Incorporated or a similar organization. In the absence of a quotation, the Closing Sale Price shall be such price as the Company shall reasonably determine on the basis of such quotations as most accurately reflecting the price that a fully informed buyer, acting on his own accord, would pay to a fully informed seller, acting on his own accord in an arms-length transaction, for a Common Share.

     "COMMON SHARES" means the common shares, without nominal or par value, of the Company.

     "COMMON SHARES CHANGE MAKE-WHOLE FUNDAMENTAL CHANGE" means any transaction or series of related transactions (other than a Listed Stock Business Combination), in connection with which (whether by means of an exchange offer, liquidation, tender offer, consolidation, amalgamation, statutory arrangement, merger, combination, reclassification, recapitalization, asset sale, lease of assets or otherwise) the Common Shares are exchanged for, converted into, acquired for or constitute solely the right to receive other securities, other property, assets or cash.

     "COMPANY" means the party named as such above until a successor replaces it pursuant to the applicable provision hereof and thereafter means the successor. The foregoing sentence shall likewise apply to any such successor or subsequent successor.

     "COMPANY ORDER" or "COMPANY REQUEST" means a written request or order signed on behalf of the Company by its Chairman of the Board, its Chief Executive Officer, its President, its Chief Operating Officer, its Chief Financial Officer, any Executive Vice President or any Senior Vice President and by its Secretary or an Assistant Secretary, and delivered to the Trustee.

     "CONVERSION PRICE" means, as of any date of determination, the dollar amount derived by dividing one thousand dollars ($1,000) by the Conversion Rate in effect on such date.

     "CONVERSION RATE" shall initially be 50.7181 Common Shares per $1,000 principal amount of Securities, subject to adjustment as provided in ARTICLE X.

     "CORPORATE TRUST OFFICE OF THE TRUSTEE" shall be at the address of the Trustee specified in SECTION 11.02 or such other address as the Trustee may give notice of to the Company.

     "DEFAULT" means any event which is, or after notice or passage of time or both would be, an Event of Default.

     "DEPOSITARY" means The Depository Trust Company, its nominees and successors.

     "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC thereunder.

     "FUNDAMENTAL CHANGE" means a Change in Control or a Termination of Trading.

     "GLOBAL SECURITY" means a Security substantially in the form set forth in EXHIBIT A, deposited with the Trustee, as custodian for the Depository, duly executed by the Company and authenticated by the Trustee as herein provided, and which bears the legends required hereby.

     "HOLDER" or "SECURITYHOLDER" means a person in whose name a Security is registered on the Registrar's books.

     "INDEBTEDNESS" of a person means the principal of, premium, if any, and interest on, and all other obligations in respect of (a) all indebtedness of such person for borrowed money (including all indebtedness evidenced by notes, bonds, debentures or other securities), (b) all obligations (other than trade payables) incurred by such person in the acquisition (whether by way of purchase, merger, consolidation or otherwise and whether by such person or another person) of any business, real property or other assets, (c) all reimbursement obligations of such person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such person, (d) all capital lease obligations of such person, (e) all net obligations of such person under interest rate swap, currency exchange or similar agreements of such person, (f) all obligations and other liabilities, contingent or otherwise, under any lease or related document, including a purchase agreement, conditional sale or other title retention agreement, in connection with the lease of real property or improvements thereon (or any personal property included as part of any such lease) which provides that such person is contractually obligated to purchase or cause a third party to purchase the leased property or pay an agreed-upon residual value of the leased property, including such person's obligations under such lease or related document to purchase or cause a third party to purchase such leased property or pay an agreed-upon residual value of the leased property to the lessor, (g) guarantees by such person of indebtedness described in CLAUSES (A) THROUGH (F) of another person, and (h) all renewals, extensions, refundings, deferrals, restructurings, amendments and modifications of any indebtedness, obligation, guarantee or liability of the kind described in CLAUSES (A) THROUGH (G).

     "INDENTURE" means this Indenture as amended or supplemented from time to time.

     "INITIAL PURCHASER" means UBS Securities LLC.

     "ISSUE DATE" means November 9, 2006.

     "MAKE-WHOLE FUNDAMENTAL CHANGE" means an Asset Sale Make-Whole Fundamental Change or a Common Shares Change Make-Whole Fundamental Change that occurs before November 15, 2011.

     "MARKET DISRUPTION EVENT" means either (i) a failure by the primary United States national securities exchange or market on which the Common Shares are listed or admitted to trading to open for trading during its regular trading session; or (ii) the occurrence or existence prior to 1:00 p.m. on any Trading Day for the Common Shares for an aggregate of at least thirty (30) minutes of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the stock exchange or otherwise) in the Common Shares or in any options, contracts or future contracts relating to the Common Shares.

     "MATURITY DATE" means November 15, 2026.

     "NOTICE OF ELECTION UPON TAX REDEMPTION" means a Notice of Election Upon Tax Redemption in the form set forth in the Securities.

     "OFFICER" means the Chairman of the Board, the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer, any Executive Vice President, any Senior Vice President or the Secretary of the Company.

     "OFFICERS' CERTIFICATE" means a certificate signed by two (2) Officers or by an Officer and the Secretary of the Company.

     "OPINION OF COUNSEL" means a written opinion from legal counsel who may be an employee of or counsel for the Company, or other counsel reasonably acceptable to the Trustee.

     "OPTION" means the Initial Purchaser's option to acquire up to $2,085,000 aggregate principal amount of additional Securities ("ADDITIONAL SECURITIES") as provided for in the Purchase Agreement.

     "PERSON" or "PERSON" means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization or government or other agency or political subdivision thereof.

     "PURCHASE AGREEMENT" means the Purchase Agreement dated November 3, 2006 between the Company and the Initial Purchaser.

     "PURCHASE NOTICE" means a Purchase Notice in the form set forth in the Securities.

     "QIB" means a "qualified institutional buyer" within the meaning of Rule 144A under the Securities Act.

     "REDEMPTION PRICE" means, with respect to a Security to be redeemed by the Company in accordance with ARTICLE III, one hundred percent (100%) of the outstanding principal amount of such Security to be redeemed.

     "REGISTRATION RIGHTS AGREEMENT" means the Registration Rights Agreement dated as of the date hereof between the Company and the Initial Purchaser.

     "REGULATION D" means Regulation D under the Securities Act.

     "REGULATION S" means Regulation S under the Securities Act.

     "REGULATION S GLOBAL SECURITY" means a Global Security in registered form representing a Security sold in reliance on Regulation S under the Securities Act.

     "RESPONSIBLE OFFICER" shall mean, when used with respect to the Trustee, any officer within the corporate trust department of the Trustee with direct responsibility for the administration of this Indenture or any other officer to whom any corporate trust matter is referred because of such person's knowledge of and familiarity with the particular subject.

     "RESTRICTED SECURITY" means a Security that constitutes a "restricted security" within the meaning of Rule 144(a)(3) under the Securities Act; provided, however, that the Trustee shall be entitled to request and conclusively rely on an Opinion of Counsel with respect to whether any Security constitutes a Restricted Security.

     "RULE 144" means Rule 144 under the Securities Act.

     "RULE 144A" means Rule 144A under the Securities Act.

     "RULE 144A GLOBAL SECURITY" means a Global Security in registered form representing a Security sold in reliance on Rule 144A.

     "SEC" means the Securities and Exchange Commission.

     "SECURITIES" means the 6% Convertible Senior Notes due 2026 issued by the Company pursuant to this Indenture (and each, a "SECURITY").

     "SECURITIES ACT" means the Securities Act of 1933, as amended, and the rules and regulations of the SEC thereunder.

     "SECURITIES AGENT" means any Registrar, Paying Agent, Conversion Agent, Bid Solicitation Agent or co-Registrar or co-agent.

     "SIGNIFICANT SUBSIDIARY" with respect to any person means any subsidiary of such person that constitutes a "significant subsidiary" within the meaning of Rule 1-02(w) of Regulation S-X under the Securities Act, as such regulation is in effect on the date of this Indenture.

     "SUBSIDIARY" means (i) a corporation a majority of whose Capital Stock with voting power, under ordinary circumstances, to elect directors is at the time, directly or indirectly, owned by the Company, by one or more subsidiaries of the Company or by the Company and one or more of its subsidiaries or (ii) any other person (other than a corporation) in which the Company, one or more of its subsidiaries, or the Company and one or more of its subsidiaries, directly or indirectly, at the date of determination thereof, own at least a majority ownership interest.

     A "TERMINATION OF TRADING" shall be deemed to occur if the Common Shares of the Company (or other common stock into which the Securities are then convertible (disregarding any cash payments for the Principal Return due upon conversion, cash payments permitted to be paid hereunder in lieu of other property otherwise due upon conversion, and cash due upon conversion in lieu of fractional shares)) is not listed for trading on a U.S. national securities exchange.

     "TIA" means the Trust Indenture Act of 1939 (15 U.S. Code Sections 77aaa-77bbbb) as amended and in effect from time to time.

     "TRADING DAY" means any day during which all of the following conditions are satisfied: (i) trading in the Common Shares generally occurs; and (ii) there is no Market Disruption Event.

     "TRADING PRICE" means, on any date, the average of the secondary market bid quotations for the Securities obtained by the Bid Solicitation Agent on behalf of the Trustee (and confirmed in good faith in writing by the Company) for five million dollars ($5,000,000) principal amount of Securities at approximately 4:00 p.m., New York City time, on such date, from three (3) independent, nationally recognized securities dealers selected by the Company; provided, that if the Bid Solicitation Agent on behalf of the Trustee can reasonably obtain only two (2) such bids, then the average of such two (2) bids shall instead be used; provided further, that if the Bid Solicitation Agent on behalf of the Trustee can reasonably obtain only one (1) such bid, then such bid shall instead be used; provided further, that if, on a given date, the Bid Solicitation Agent on behalf of the Trustee cannot reasonably obtain at least one (1) such bid, or if, in the reasonable, good faith judgment of the Board of Directors, which judgment shall be described in a Board Resolution, the bid quotation or quotations so obtained by the Bid Solicitation Agent on behalf of the Trustee are not indicative of the secondary market value of the Securities, then, in each case, the Trading Price per $1,000 principal amount of Securities on such date shall be deemed to be equal to the product of (I) the Conversion Rate in effect on such date and (II) 97% of the Closing Sale Price on such date.

     "TRUSTEE" means the party named as such in this Indenture until a successor replaces it in accordance with the provisions hereof and thereafter means the successor.

     "U.S. PERSON" means "U.S. person" as defined in Regulation S.

     "VOTING STOCK" of any Person means the total voting power of all classes of the Capital Stock of such Person entitled to vote generally in the election of directors of such Person.

1.02 OTHER DEFINITIONS.

                                                              Defined in
Term                                                            Section
----                                                          ----------
"ACQUISITION OF VOTING CONTROL"............................       3.09
"ADDITIONAL SECURITIES"....................................       1.01
"AGGREGATE AMOUNT".........................................      10.05
"APPLICABLE PRICE".........................................      10.14
"AUTOMATIC CONVERSION".....................................      10.16
"AUTOMATIC CONVERSION DATE"................................      10.16
"AUTOMATIC CONVERSION NOTICE"..............................      10.16
"BANKRUPTCY LAW"...........................................       6.01
"BUSINESS DAY".............................................      11.07
"CANADIAN INCOME TAX ACT"..................................      10.11
"CANADIAN PRIVATE PLACEMENT LEGEND"........................       2.17
"CASH AMOUNT"..............................................      10.02
"CASH ELECTION NOTICE".....................................      10.02

"CASH SETTLEMENT AVERAGING PERIOD".........................      10.02
"CASH SETTLEMENT NOTICE DEADLINE DATE".....................      10.02
"CHANGE IN CANADIAN TAX LAW"...............................       3.10
"CHANGE IN CONTROL"........................................       3.09
"CHANGE IN CONTROL NOTICE".................................       3.09
"CHANGE IN CONTROL OFFER"..................................       3.09
"CHANGE IN CONTROL REPURCHASE DATE"........................       3.09
"CHANGE IN CONTROL REPURCHASE PRICE".......................       3.09
"CHANGE IN CONTROL REPURCHASE RIGHT".......................       3.09
"COLLECTIVE ELECTION"......................................      10.11
"COMMON SHARE CHANGE TRANSACTION"..........................      10.11
"CONVERSION AGENT".........................................       2.03
"CONVERSION CONSIDERATION ELECTION"........................      10.11
"CONVERSION DATE"..........................................      10.02
"CONVERSION RETRACTION DEADLINE DATE"......................      10.02
"CONVERSION VALUE".........................................      10.01
"CUSTODIAN"................................................       6.01
"DAILY CONVERSION VALUE"...................................      10.02
"DAILY NET SHARES".........................................      10.02
"DAILY PRINCIPAL RETURN"...................................      10.02
"DETERMINATION DATE".......................................      10.05
"DISTRIBUTION DATE"........................................      10.05
"EFFECTIVE DATE"...........................................      10.14
"EVENT OF DEFAULT".........................................       6.01
"EXCLUDED HOLDER"..........................................       4.08
"EX DATE"..................................................      10.05
"EXPIRATION DATE"..........................................      10.05
"EXPIRATION TIME"..........................................      10.05
"EXTENSION PERIOD".........................................      10.01
"FINAL NOTICE DATE"........................................      10.02
"INELIGIBLE CONSIDERATION".................................      10.11
"INITIAL SECTION 10.15 CONVERSION RATE"....................      10.15
"IRREVOCABLE NET SHARE SETTLEMENT ELECTION"................      10.02
"LEGAL HOLIDAY"............................................      11.07
"LISTED STOCK BUSINESS COMBINATION"........................       3.09
"MAKE-WHOLE APPLICABLE INCREASE"...........................      10.14
"MAKE-WHOLE CONVERSION PERIOD".............................      10.14
"MAKE-WHOLE CONSIDERATION".................................      10.14
"MANDATORY CONVERSION ELECTION"............................      10.16
"NET SHARE SETTLEMENT ELECTION DATE".......................      10.02
"NET SHARES"...............................................      10.02
"NOTICE OF DEFAULT"........................................       6.01
"NOTE MEASUREMENT PERIOD"..................................      10.01
"OPTION PURCHASE DATE".....................................       3.08
"OPTION PURCHASE NOTICE"...................................       3.08
"OPTION PURCHASE PRICE"....................................       3.08

"PARTICIPANTS".............................................       2.15
"PAYING AGENT".............................................       2.03
"PHYSICAL SECURITIES"......................................       2.01
"PRESCRIBED SECURITIES"....................................      10.11
"PRINCIPAL RETURN".........................................      10.02
"PRIVATE PLACEMENT LEGEND".................................       2.17
"PURCHASE AT HOLDER'S OPTION"..............................       3.01
"PURCHASED SHARES".........................................      10.05
"REDEMPTION"...............................................       3.01
"REDEMPTION DATE"..........................................       3.01
"REFERENCE PROPERTY".......................................      10.11
"REGISTRAR"................................................       2.03
"REPURCHASE UPON CHANGE IN CONTROL"........................       3.01
"RESALE RESTRICTION TERMINATION DATE"......................       2.17
"RIGHTS"...................................................      10.05
"SECTION 10.15 CONVERSION RATE ADJUSTMENT".................      10.15
"TAX REDEMPTION"...........................................       3.01
"TERMINATION OF TRADING"...................................       3.09
"TRADING PRICE CONDITION"..................................      10.01
"UNDERLYING SHARES"........................................      10.05
"VOLUME-WEIGHTED AVERAGE PRICE"............................      10.01

1.03 INCORPORATION BY REFERENCE OF TRUST INDENTURE ACT.

     Whenever this Indenture refers to a provision of the TIA, the provision is incorporated by reference in and made a part of this Indenture.

     The following TIA terms used in this Indenture have the following meanings:

     "COMMISSION" means the SEC;
     "INDENTURE SECURITIES" means the Securities;
     "INDENTURE SECURITY HOLDER" means a Securityholder or a Holder; "INDENTURE TO BE QUALIFIED" means this Indenture;
     "INDENTURE TRUSTEE" or "INSTITUTIONAL TRUSTEE" means the Trustee; and "OBLIGOR" on the indenture securities means the Company or any successor.

     All other terms used in this Indenture that are defined by the TIA, defined by the TIA by reference to another statute or defined by SEC rule under the TIA and not otherwise defined herein have the meanings so assigned to them.

1.04 RULES OF CONSTRUCTION.

     Unless the context otherwise requires:

          (i)  a term has the meaning assigned to it;

          (ii) an accounting term not otherwise defined has the meaning assigned to it in accordance with generally accepted accounting principles in effect from time to time;

          (iii) "or" is not exclusive;

          (iv) "including" means "including without limitation";

          (v) words in the singular include the plural and in the plural include the singular;

          (vi) provisions apply to successive events and transactions;

          (vii) the term "INTEREST" includes additional interest, unless the context otherwise requires or, in the case of additional interest, unless the terms of the Registration Rights Agreement provide otherwise;

          (viii) "herein," "hereof" and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision of this Indenture; and

          (ix) references to currency shall mean the lawful currency of the United States of America, unless the context requires otherwise.

                               II. THE SECURITIES

2.01 FORM AND DATING.

     The Securities and the Trustee's certificate of authentication shall be substantially in the form set forth in EXHIBIT A, which is incorporated in and forms a part of this Indenture. The Securities may have notations, legends or endorsements required by law, stock exchange rule or usage. Each Security shall be dated the date of its authentication.

     Securities initially offered and sold in reliance on Rule 144A shall be issued initially in the form of one or more Rule 144A Global Securities, bearing the legends set forth in EXHIBITS B-1, B-2 and B-3. Securities initially offered and sold in reliance on Regulation S shall be issued initially in the form of one or more Regulation S Global Securities, bearing the legends set forth in EXHIBITS B-2 and B-3. Each Security initially offered and sold to an Accredited Investor shall be issued initially in the form of one or more Accredited Investor Certificated Securities registered in the name of such Accredited Investor and bearing the legends set forth in EXHIBITS B-1 and B-3. The aggregate principal amount of the Global Securities and the Accredited Investor Certificated Securities, if any, may from time to time be increased or decreased by adjustments made on the records of the Trustee, as custodian for the Depositary, as hereinafter provided; provided, that in no event shall the aggregate principal amount of all Global Securities, together with the aggregate principal amount of all Accredited Investor Certificated Securities, if any, exceed $40,000,000 (or $42,085,000 if the Initial Purchaser elects to purchase all of the Additional Securities pursuant to the Option).

     Securities issued in exchange for interests in a Global Security pursuant to SECTION 2.15(B) may be issued in the form of permanent certificated Securities in registered form in substantially the form set forth in EXHIBIT A (the "PHYSICAL SECURITIES") and, if applicable, bearing any legends required by
SECTION 2.17.

2.02 EXECUTION AND AUTHENTICATION.

     One duly authorized Officer shall sign the Securities for the Company by manual or facsimile signature.

     A Security's validity shall not be affected by the failure of an Officer whose signature is on such Security to hold, at the time the Security is authenticated, the same office at the Company.

     A Security shall not be valid until authenticated by the manual signature of the Trustee. The signature shall be conclusive evidence that the Security has been authenticated under this Indenture.

     Upon a written order of the Company signed by one (1) Officer of the Company, the Trustee shall authenticate Securities for original issue in the aggregate principal amount of $40,000,000 and such additional principal amount, if any, as shall be determined pursuant to the next sentence of this SECTION
2.02. Upon receipt by the Trustee of an Officers' Certificate stating that the Initial Purchaser has elected to purchase from the Company a specified principal amount of Additional Securities, not to exceed $2,085,000, pursuant to the Option, the Trustee shall authenticate and deliver such specified principal amount of Additional Securities to or upon the written order of the Company signed as provided in the immediately preceding sentence. Such Officers' Certificate must be received by the Trustee not later than the proposed date for delivering of such Additional Securities. The aggregate principal amount of Securities outstanding at any time may not exceed $40,000,000 except as provided in this SECTION 2.02.

     Upon a written order of the Company signed by two (2) Officers or by an Officer and a Secretary of the Company, the Trustee shall authenticate Securities not bearing the Private Placement Legend to be issued to the transferee when sold pursuant to an effective registration statement under the Securities Act as set forth in SECTION 2.16(E).

     The Trustee shall act as the initial authenticating agent. Thereafter, the Trustee may appoint an authenticating agent acceptable to the Company to authenticate Securities. An authenticating agent may authenticate Securities whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by such authenticating agent. An authenticating agent has the same rights as a Securities Agent to deal with the Company and its Affiliates.

     If a written order of the Company pursuant to this SECTION 2.02 has been, or simultaneously is, delivered, any instructions by the Company to the Trustee with respect to endorsement, delivery or redelivery of a Security issued in global form shall be in writing but need not comply with SECTION 11.04 hereof and need not be accompanied by an Opinion of Counsel.

     The Securities shall be issuable only in registered form without interest coupons and only in denominations of $1,000 principal amount and any integral multiple thereof.

2.03 REGISTRAR, PAYING AGENT AND CONVERSION AGENT.

     The Company shall maintain, or cause to be maintained on its behalf, an office or agency in the Borough of Manhattan, The City of New York, where Securities may be presented for registration of transfer or for exchange ("REGISTRAR"), an office or agency in the Borough of Manhattan, The City of New York, where Securities may be presented for payment ("PAYING AGENT") and an office or agency in the Borough of Manhattan, The City of New York, where Securities may be presented for conversion ("CONVERSION AGENT"). The Registrar shall keep a register of the Securities and of their transfer and exchange. The Company may appoint or change one or more co-Registrars, one or more additional paying agents and one or more additional conversion agents without notice and may act in any such capacity on its own behalf. The term "REGISTRAR" includes any co-Registrar; the term "PAYING AGENT" includes any additional paying agent; and the term "CONVERSION AGENT" includes any additional conversion agent.

     The Company shall enter into an appropriate agency agreement with any Securities Agent not a party to this Indenture. The agreement shall implement the provisions of this Indenture that relate to such Securities Agent. The Company shall notify the Trustee of the name and address of any Securities Agent not a party to this Indenture. If the Company fails to maintain a Registrar, Paying Agent or Conversion Agent, the Trustee shall act as such.

     The Company initially appoints the Trustee as Paying Agent, Bid Solicitation Agent, Registrar and Conversion Agent.

2.04 PAYING AGENT TO HOLD MONEY IN TRUST.

     Each Paying Agent shall hold in trust for the benefit of the Securityholders or the Trustee all moneys held by the Paying Agent for the payment of the Securities, and shall notify the Trustee of any Default by the Company in making any such payment. While any such Default continues, the Trustee may require a Paying Agent to pay all money held by it to the Trustee. The Company at any time may require a Paying Agent to pay all money held by it to the Trustee. Upon payment over to the Trustee, the Paying Agent shall have no further liability for such money. If the Company acts as Paying Agent, it shall segregate and hold as a separate trust fund all money held by it as Paying Agent.

2.05 SECURITYHOLDER LISTS.

     The Trustee shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of Securityholders. If the Trustee is not the Registrar, the Company shall furnish to the Trustee on or before each interest payment date and at such other times as the Trustee may request in writing a list, in such form and as of such date as the Trustee may reasonably require, of the names and addresses of Securityholders.

2.06 TRANSFER AND EXCHANGE.

Subject to SECTIONS (O) and (P) hereof, where Securities are presented to the Registrar with a request to register their transfer or to exchange them for an equal principal amount of Securities of other authorized denominations, the Registrar shall register the transfer or make the exchange if its requirements for such transaction are met. To permit registrations of transfer and exchanges, the Trustee shall authenticate Securities at the Registrar's request. The Company or the Trustee, as the case may be, shall not be required to register the transfer of or exchange any Security (i) for a period of fifteen (15) days before selecting, pursuant to SECTION 13(C), Securities to be redeemed or (ii) during a period beginning at the opening of business fifteen (15) days before the mailing of a notice of redemption of the Securities selected for Redemption under SECTION 13(D) or 13(J) and ending at the close of business on the day of such mailing or (iii) that has been selected for Redemption or for which a Purchase Notice has been delivered, and not withdrawn, in accordance with this Indenture, except the unredeemed or unrepurchased portion of Securities being redeemed or repurchased in part.

No service charge shall be made for any transfer, exchange or conversion of Securities, but the Company or the Trustee may require payment of a sum sufficient to cover any transfer tax or similar governmental charge that may be imposed in connection with any transfer, exchange or conversion of Securities, other than exchanges pursuant to SECTIONS (J), (E) or (B), or ARTICLE 13, not involving any transfer.

2.07 REPLACEMENT SECURITIES.

If the Holder of a Security claims that the Security has been mutilated, lost, destroyed or wrongfully taken, the Company shall issue and the Trustee shall authenticate a replacement Security upon surrender to the Trustee of the mutilated Security, or upon delivery to the Trustee of evidence of the loss, destruction or theft of the Security satisfactory to the Trustee and the Company. In the case of a lost, destroyed or wrongfully taken Security, if required by the Trustee or the Company, an indemnity bond must be provided by the Holder that is reasonably satisfactory to the Trustee and the Company to protect the Company, the Trustee or any Securities Agent from any loss which any of them may suffer if such Security is replaced. The Trustee may charge for its expenses in replacing a Security.

In case any such mutilated, lost, destroyed or wrongfully taken Security has become or is about to become due and payable, the Company in its discretion may, instead of issuing a new Security, pay such Security when due.

Every replacement Security is an additional obligation of the Company only as provided in SECTION (H).

2.08 OUTSTANDING SECURITIES.

     Securities outstanding at any time are all the Securities authenticated by the Trustee except for those converted, those cancelled by it, those delivered to it for cancellation and those described in this SECTION (H) as not outstanding. Except to the extent provided in SECTION (I), a Security does not cease to be outstanding because the Company or one of its Subsidiaries or Affiliates holds the Security.

     If a Security is replaced pursuant to SECTION 2.07, it ceases to be outstanding unless the Trustee receives proof satisfactory to it, or a court holds, that the replaced Security is held by a protected purchaser.

     If the Paying Agent (other than the Company) holds on an Option Purchase Date, Redemption Date, Tax Redemption Date, Change in Control Repurchase Date or Maturity Date, money sufficient to pay the aggregate Option Purchase Price, Redemption Price, Tax Redemption Price, Change in Control Repurchase Price or principal amount, as the case may be, with respect to all Securities to be redeemed, purchased or paid upon Purchase at Holder's Option, Redemption, Tax Redemption, Repurchase Upon Change in Control or maturity, as the case may be, in each case plus, if applicable, accrued and unpaid interest, if any, payable as herein provided upon Purchase at Holder's Option, Redemption, Tax Redemption, Repurchase Upon Change in Control or maturity, then (unless there shall be a Default in the payment of such aggregate Option Purchase Price, Redemption Price, Tax Redemption Price, Change in Control Repurchase Price or principal amount, or of such accrued and unpaid interest), except as otherwise provided herein, on and after such date such Securities shall be deemed to be no longer outstanding, interest on such Securities shall cease to accrue, and such Securities shall be deemed paid whether or not such Securities are delivered to the Paying Agent. Thereafter, all rights of the Holders of such Securities shall terminate with respect to such Securities, other than the right to receive the Option Purchase Price, Redemption Price, Tax Redemption Price, Change in Control Repurchase Price or principal amount, as the case may be, plus, if applicable, such accrued and unpaid interest, in accordance with this Indenture.

     If a Security is converted in accordance with ARTICLE X, then, from and after the time of such conversion on the Conversion Date, such Security shall cease to be outstanding, and interest, if any, shall cease to accrue on such Security unless there shall be a Default in the payment or delivery of the consideration payable hereunder upon such conversion.

2.09 SECURITIES HELD BY THE COMPANY OR AN AFFILIATE.

     In determining whether the Holders of the required aggregate principal amount of Securities have concurred in any direction, waiver or consent, Securities owned by the Company or any of its Subsidiaries or Affiliates shall be considered as though not outstanding, except that, for the purposes of determining whether the Trustee shall be protected in relying on any such direction, waiver or consent, only Securities which a Responsible Officer of the Trustee knows are so owned shall be so disregarded. Securities so owned which have been pledged in good faith may be considered to be outstanding for purposes of this SECTION 2.09 if the pledgee establishes, to the satisfaction of the Trustee, the pledgee's right so to concur with respect to such Securities and that the pledgee is not, and is not acting at the direction or on behalf of, the Company, any other obligor on the Securities, an Affiliate of the Company or an affiliate of any such other obligor. In the event of a dispute as to whether the pledgee has established the foregoing, the Trustee may rely on the advice of counsel or on an Officers' Certificate.

2.10 TEMPORARY SECURITIES.

     Until definitive Securities are ready for delivery, the Company may prepare and the Trustee shall authenticate temporary Securities. Temporary Securities shall be substantially in the form of definitive Securities but may have variations that the Company considers appropriate for temporary Securities. Without unreasonable delay, the Company shall prepare and the Trustee shall authenticate definitive Securities in exchange for temporary Securities. Until so exchanged, each temporary Security shall in all respects be entitled to the same benefits under this Indenture as definitive Securities, and such temporary Security shall be exchangeable for definitive Securities in accordance with the terms of this Indenture.

2.11 CANCELLATION.

     The Company at any time may deliver Securities to the Trustee for cancellation. The Registrar, Paying Agent and Conversion Agent shall forward to the Trustee any Securities surrendered to them for transfer, exchange, payment or conversion. The Trustee shall promptly cancel all Securities surrendered for transfer, exchange, payment, conversion or cancellation in accordance with its customary procedures. The Company may not issue new Securities to replace Securities that it has paid or delivered to the Trustee for cancellation or that any Securityholder has converted pursuant to ARTICLE X.

2.12 DEFAULTED INTEREST.

     If and to the extent the Company defaults in a payment of interest on the Securities, the Company shall pay in cash the defaulted interest in any lawful manner plus, to the extent not prohibited by applicable statute or case law, interest on such defaulted interest at the rate provided in the Securities. The Company may pay the defaulted interest (plus interest on such defaulted interest) to the persons who are Securityholders on a subsequent special record date. The Company shall fix such record date and payment date. At least fifteen
(15) calendar days before the record date, the Company shall mail to Securityholders a notice that states the record date, payment date and amount of interest to be paid.

2.13 CUSIP NUMBERS.

     The Company in issuing the Securities may use one or more "CUSIP" numbers, and, if so, the Trustee shall use the CUSIP numbers in notices of redemption or exchange as a convenience to Holders; provided, however, that no representation is hereby deemed to be made by the Trustee as to the correctness or accuracy of the CUSIP numbers printed on the notice or on the Securities; provided further, that reliance may be placed only on the other identification numbers printed on the Securities, and the effectiveness of any such notice shall not be affected by any defect in, or omission of, such CUSIP numbers. The Company shall promptly notify the Trustee in writing of any change in the CUSIP numbers.

2.14 DEPOSIT OF MONEYS.

     Prior to 10:00 A.M., New York City time, on each interest payment date, Maturity Date, Redemption Date, Tax Redemption Date, Option Purchase Date or Change in Control Repurchase Date, the Company shall have deposited with a Paying Agent (or, if the Company is acting as its own Paying Agent, segregate and hold in trust in accordance with SECTION 2.04) money, in funds immediately available on such date, sufficient to make cash payments, if any, due on such interest payment date, Maturity Date, Redemption Date, Tax Redemption Date, Option Purchase Date or Change in Control Repurchase Date, as the case may be, in a timely manner which permits the Paying Agent to remit payment to the Holders on such interest payment date, Maturity Date, Redemption Date, Tax Redemption Date, Option Purchase Date or Change in Control Repurchase Date, as the case may be.

2.15 BOOK-ENTRY PROVISIONS FOR GLOBAL SECURITIES.

     (A) The Global Securities initially shall (i) be registered in the name of the Depositary or the nominee of the Depositary, (ii) be delivered to the Trustee as custodian for the Depositary and (iii) bear legends as set forth in
SECTION 2.17.

     Members of, or participants in, the Depositary ("PARTICIPANTS") shall have no rights under this Indenture with respect to any Global Security held on their behalf by the Depositary, or the Trustee as its custodian, or under the Global Security, and the Depositary may be treated by the Company, the Trustee and any agent of the Company or the Trustee as the absolute owner of the Global Security for all purposes whatsoever. Notwithstanding the foregoing, nothing herein shall prevent the Company, the Trustee or any agent of the Company or the Trustee from giving effect to any written certification, proxy or other authorization furnished by the Depositary or impair, as between the Depositary and Participants, the operation of customary practices governing the exercise of the rights of a Holder of any Security.

     (B) Transfers of Global Securities shall be limited to transfers in whole, but not in part, to the Depositary, its successors or their respective nominees. In addition, Physical Securities shall be transferred to all beneficial owners, as identified by the Depositary, in exchange for their beneficial interests in Global Securities only if (i) the Depositary notifies the Company that the Depositary is unwilling or unable to continue as depositary for any Global Security (or the Depositary ceases to be a "clearing agency" registered under Section 17A of the Exchange Act) and a successor Depositary is not appointed by the Company within ninety (90) days of such notice or cessation or (ii) an Event of Default has occurred and is continuing and the Registrar has received a written request from the Depositary to issue Physical Securities.

     (C) In connection with the transfer of a Global Security in its entirety to beneficial owners pursuant to SECTION 2.15(B), such Global Security shall be deemed to be surrendered to the Trustee for cancellation, and the Company shall execute, and the Trustee shall upon written instructions from the Company authenticate and deliver, to each beneficial owner identified by the Depositary in exchange for its beneficial interest in such Global Security, an equal aggregate principal amount of Physical Securities of authorized denominations.

     (D) Any Physical Security constituting a Restricted Security delivered in exchange for an interest in a Global Security pursuant to SECTION 2.15(B) shall, except as otherwise provided by SECTION 2.16, bear the Private Placement Legend.

     (E) The Holder of any Global Security may grant proxies and otherwise authorize any Person, including Participants and Persons that may hold interests through Participants, to take any action which a Holder is entitled to take under this Indenture or the Securities.

2.16 SPECIAL TRANSFER PROVISIONS.

     (A) TRANSFERS TO NON-QIB INVESTORS IN THE UNITED STATES. The following provisions shall apply with respect to the registration of any proposed transfer of a Security that is a Restricted Security, or of any proposed transfer of a Security by an Affiliate of the Company, in each case other than pursuant to an effective registration statement under the Securities Act or pursuant to Rule 144, to a proposed transferee in the United States that is not a QIB:

          (i) The Registrar shall register such proposed transfer if (x) such proposed transfer is after the Resale Restriction Termination Date and the Registrar and the Company shall have received evidence to their reasonable satisfaction confirming the same or (y) there is delivered to the Registrar and the Company a certificate substantially in the form of EXHIBIT E (with such changes as may be reasonably requested by the Registrar or the Company) and any legal opinions and other certifications reasonably requested by the Registrar or the Company.

          (ii) The Company shall issue, and the Trustee shall authenticate, an Accredited Investor Certificated Security, registered in the name of such proposed transferee.

          (iii) If the Security to be transferred is a Global Security, then the Registrar shall reduce the principal amount of such Global Security by the principal amount to be transferred or, if the principal amount of such Global Security is equal to the principal amount to be transferred, the Registrar shall cancel such Global Security. If the Security to be transferred is an Accredited Investor Certificated Security, then the Registrar shall cancel such Accredited Investor Certificated Security and, if the principal amount to be transferred is less than the principal amount of such Accredited Investor Certificated Security, the Company shall issue, and the Trustee shall authenticate, a new Accredited Investor Certificate in the name of the transferor having a principal amount equal to the remaining principal amount after effecting such proposed transfer.

     (B) TRANSFERS TO QIBS IN THE UNITED STATES. The following provisions shall apply with respect to the registration of any proposed transfer in the United States, pursuant to Rule 144A, of a Security that is a Restricted Security to a proposed transferee that is a QIB:

          (i) The Registrar shall register such proposed transfer if the certification contained in the Form of Assignment on such Security with respect to a transfer to a QIB is duly completed and delivered to the Registrar.

          (ii) If such Security is not a Rule 144A Global Security, then the Company shall issue, and the Trustee shall authenticate, a Rule 144A Global Security having a principal amount equal to the principal amount to be transferred or, alternatively, the Registrar shall increase the principal amount of an existing Rule 144A Global Security by the principal amount to be transferred.

          (iii) If the Security to be transferred is an Accredited Investor Certificated Security, then the Registrar shall cancel such Accredited Investor Certificated Security and, if the principal amount to be transferred is less than the principal amount of such Accredited Investor Certificated Security, the Company shall issue, and the Trustee shall authenticate, a new Accredited Investor Certificated Security in the name of the transferor having a principal amount equal to the remaining principal amount after effecting such proposed transfer.

     (C) TRANSFERS PURSUANT TO REGULATION S. The following provisions shall apply with respect to the registration of any proposed transfer of a Security that is a Restricted Security pursuant to Regulation S:

          (i) The Registrar shall register such proposed transfer if there is delivered to the Registrar and the Company a certificate substantially in the form of EXHIBIT F-1 (with such changes as may be reasonably requested by the Registrar or the Company) and, if reasonably requested by the Registrar or the Company in connection with a transfer that is not to be executed in, on or through the facilities of a "designated offshore securities market" (as defined in Regulation S), a certificate substantially in the form of EXHIBIT F-2 (with such changes as may be reasonably requested by the Registrar or the Company) and any legal opinions and other certifications reasonably requested by the Registrar or the Company.

          (ii) If such Security is not a Regulation S Global Security, then the Company shall issue, and the Trustee shall authenticate, a Regulation S Global Security having a principal amount equal to the principal amount to be transferred or, alternatively, the Registrar shall increase the principal amount of an existing Regulation S Global Security by the principal amount to be transferred.

          (iii) If the Security to be transferred is a Rule 144A Global Security, then the Registrar shall reduce the principal amount of such Rule 144A Global Security by the principal amount to be transferred or, if the principal amount of such Rule 144A Global Security is equal to the principal amount to be transferred, the Registrar shall cancel such Rule 144A Global Security. If the Security to be transferred is an Accredited Investor Certificated Security, then the Registrar shall cancel such Accredited Investor Certificated Security and, if the principal amount to be transferred is less than the principal amount of such Accredited Investor Certificated Security, the Company shall issue, and the Trustee shall authenticate, a new Accredited Investor Certificated Security in the name of the transferor having a principal amount equal to the remaining principal amount after effecting such proposed transfer.

     (D) RESTRICTIONS ON TRANSFER AND EXCHANGE OF GLOBAL SECURITIES. Notwithstanding any other provisions of this Indenture, but except as provided in SECTION 2.15(B), a Global Security may not be transferred except as a whole by the Depositary to a nominee of the Depositary or by a nominee of the Depositary to the Depositary or another nominee of the

Depositary or by the Depositary or any such nominee to a successor Depositary or a nominee of such successor Depositary.

     (E) PRIVATE PLACEMENT LEGEND AND CANADIAN PRIVATE PLACEMENT LEGEND. Upon the transfer, exchange or replacement of Securities not bearing the Private Placement Legend, the Registrar or co-Registrar shall deliver Securities that do not bear the Private Placement Legend; provided, however, that if the transfer is being made by an Affiliate of the Company (as indicated in the applicable Form of Assignment) in the United States (other than pursuant to an effective registration statement under the Securities Act or pursuant to Rule 144) or is being made pursuant to Rule 144A, or, if the Company so requests on advice of counsel, then the Registrar or co-Registrar shall deliver Securities that bear the Private Placement Legend. Upon the transfer, exchange or replacement of Securities bearing the Private Placement Legend, the Registrar or co-Registrar shall deliver only Securities that bear the Private Placement Legend unless (i) the requested transfer, exchange or replacement is after the Resale Restriction Termination Date, (ii) there is delivered to the Trustee and the Company an opinion of counsel reasonably satisfactory to the Company and addressed to the Company and the Trustee to the effect that neither such legend nor the related restrictions on transfer are required in order to maintain compliance with the provisions of the Securities Act, (iii) there is delivered to the Trustee and the Company a transferor certificate substantially in the form of EXHIBIT F-1 hereto (with such changes as may be reasonably requested by the Trustee or the Company) and, if reasonably requested by the Trustee or the Company in connection with a transfer that is not to be executed in, on or through the facilities of a "designated offshore securities market" (as defined in Regulation S), a transferee certificate substantially in the form of EXHIBIT F-2 hereto (with such changes as may be reasonably requested by the Trustee or the Company) and any legal opinions and other certifications reasonably requested by the Trustee or the Company, or (iv) such Security has been sold pursuant to an effective registration statement under the Securities Act and the Holder selling such Securities has delivered to the Registrar or co-Registrar a notice in the form of EXHIBIT C hereto. Upon the transfer, exchange or replacement of Securities not bearing the Canadian Private Placement Legend, the Registrar or co-Registrar shall deliver Securities that do not bear the Canadian Private Placement Legend. Upon the transfer, exchange or replacement of Securities bearing the Canadian Private Placement Legend, the Registrar or co-Registrar shall deliver only Securities that bear the Canadian Private Placement Legend unless (i) either (A) the requested transfer, exchange or replacement is on or after the date that is four (4) months and one (1) day from the date of the issuance of such Securities or (B) a prospectus has been filed with the appropriate Canadian securities commissions qualifying such Securities in Canada or (C) such Securities have been sold pursuant to an effective registration statement under the Securities Act, and (ii) there is delivered, in the case of
(i)(A) and (B), as the case may be, to the Company and the Trustee an opinion of counsel reasonably satisfactory to the Company and addressed to the Company and the Trustee to the effect that neither such legend nor the related restrictions on transfer are required in order to maintain compliance with the provisions of Canadian securities laws. Upon the effectiveness, under the Securities Act, of the "Shelf Registration Statement" (as defined in the Registration Rights Agreement), the Company shall deliver to the Trustee a notice of effectiveness and an Opinion of Counsel in the form of EXHIBIT D hereto, and, if required by the Depositary, the Company shall deliver to the Depositary a letter of representations in a form reasonably acceptable to the Depositary. Upon the effectiveness of any post-effective amendment to the "Shelf Registration Statement" (as defined in the Registration Rights Agreement) and upon the effectiveness, under the Securities Act, of any "Subsequent Shelf Registration Statement" (as defined in the Registration Rights Agreement), the Company shall deliver to the Trustee a notice of effectiveness and an Opinion of Counsel in the form of EXHIBIT D hereto. Upon any sale, pursuant to a Shelf Registration Statement, of a beneficial interest in a Global Security that theretofore constituted a Restricted Security and delivery of appropriate evidence thereof to the Trustee, and upon any sale or transfer of a beneficial interest in connection with which the Private Placement Legend will be removed in accordance with this Indenture, the Trustee shall increase the principal amount of the Global Security that does not constitute a Restricted Security by the principal amount of such sale or transfer and likewise reduce the principal amount of the Global Security that does constitute a Restricted Security.

     (F) GENERAL. By its acceptance of any Security bearing the Private Placement Legend or the Canadian Private Placement Legend, each Holder of such a Security acknowledges the restrictions on transfer of such Security set forth in this Indenture and in such legend or legends and agrees that it will transfer such Security only as provided in this Indenture and in accordance with such legend or legends.

     The Registrar shall retain copies of all letters, notices and other written communications received pursuant to SECTION 2.15 or this SECTION 2.16. The Company shall have the right to inspect and make copies of all such letters, notices or other written communications at any reasonable time upon the giving of reasonable written notice to the Registrar.

     (G) TRANSFERS OF SECURITIES HELD BY AFFILIATES. Any certificate (i) evidencing a Security that has been transferred to an Affiliate within two (2) years after the Issue Date, as evidenced by a notation on the assignment form for such transfer or in the representation letter delivered in respect thereof or (ii) evidencing a Security that has been acquired from an Affiliate (other than by an Affiliate) in a transaction or a chain of transactions not involving any public offering, shall, until two (2) years after the last date on which the Company or any Affiliate was an owner of such Security (or such longer period of time as may be required under the Securities Act or applicable state securities laws), in each case, bear the Private Placement Legend, unless otherwise agreed by the Company (with written notice thereof to the Trustee).

2.17 RESTRICTIVE LEGENDS.

     Each Security that constitutes a Restricted Security shall bear the legend (the "PRIVATE PLACEMENT LEGEND") as set forth in EXHIBIT B-1 on the face thereof
(1) until after the second anniversary of the later of (i) the Issue Date and
(ii) the last date on which the Company or any Affiliate was the owner of such Security (or any predecessor security) (or such shorter period of time as permitted by Rule 144(k) under the Securities Act or any successor provision thereunder) (or such longer period of time as may be required under the Securities Act or applicable state securities laws, as set forth in an Opinion of Counsel, unless otherwise agreed between the Company and the Holder thereof) (such date, the "RESALE RESTRICTION TERMINATION DATE"); or (2) as otherwise provided in or permitted by SECTION 2.16(E). Until March 10, 2007, each Security shall bear the legend set forth in EXHIBIT B-3 (the "CANADIAN PRIVATE PLACEMENT LEGEND").

     Each Global Security shall also bear the legend as set forth in EXHIBIT
B-2.

2.18 RANKING.

     The indebtedness of the Company arising under or in connection with this Indenture and every outstanding Security issued under this Indenture from time to time constitutes and will constitute a senior unsecured obligation of the Company, ranking equally with other existing, if any, and future senior unsecured indebtedness of the Company and ranking senior to any existing, if any, or future subordinated indebtedness of the Company.

                         III. REDEMPTION AND REPURCHASE

3.01 RIGHT OF REDEMPTION.

     (A) Redemption of the Securities, as permitted by any provision of this Indenture, shall be made:

          (i) with respect to a repurchase at the Company's option, in accordance with PARAGRAPHS 6 AND 7 or with PARAGRAPH 10 of the Securities (a "REDEMPTION") (a Redemption pursuant PARAGRAPH 10 of the Securities is herein referred to as a "TAX REDEMPTION"),

          (ii) with respect to a repurchase at the Holder's option, in accordance with PARAGRAPH 8 of the Securities (a "PURCHASE AT HOLDER'S OPTION") and

          (iii) with respect to any repurchase upon a Change in Control, in accordance with PARAGRAPH 9 of the Securities (a "REPURCHASE UPON CHANGE IN CONTROL"),

     in each case in accordance with the applicable provisions of this ARTICLE III.

     (B) The Company will comply with all federal, state and provincial securities laws, and the applicable laws of any foreign jurisdiction, in connection with any offer to sell or solicitations of offers to buy Securities pursuant to this ARTICLE III.

     (C) The Company shall not have the right to redeem any Securities prior to November 15, 2011, except pursuant to a Tax Redemption. The Company shall have the right, at the Company's option, at any time, and from time to time, on a date (a "REDEMPTION DATE") on or after November 15, 2011, to redeem all or any part of the Securities at a price payable in cash equal to the Redemption Price plus accrued and unpaid interest, if any, to, but excluding, the Redemption Date; provided, however, that in no event shall any Redemption Date be a Legal Holiday; provided further, that if the Redemption Date with respect to a Security is after a record date for the payment of an installment of interest and on or before the related interest payment date, then accrued and unpaid interest to, but excluding, such interest payment date shall be paid, on such interest payment date, to the Holder of record of such Security at the close of business on such record date, and the Holder surrendering such Security for Redemption shall not be entitled to any such interest unless such Holder was also the Holder of record of such Security at the close of business on such record date.

     (D) Securities in denominations larger than $1,000 principal amount may be redeemed in part but only in integral multiples of $1,000 principal amount.

3.02 NOTICES TO TRUSTEE.

     If the Company elects to redeem Securities pursuant to PARAGRAPH 6 of the Securities, it shall notify the Trustee of the Redemption Date, the applicable provision of this Indenture pursuant to which the Redemption is to be made and the aggregate principal amount of Securities to be redeemed, which notice shall be provided to the Trustee by the Company at least fifteen (15) days prior to the mailing, in accordance with SECTION 3.04, of the notice of Redemption (unless a shorter notice period shall be satisfactory to the Trustee).

3.03 SELECTION OF SECURITIES TO BE REDEEMED.

     If the Company has elected to redeem less than all the Securities pursuant to PARAGRAPH 6 of the Securities, the Trustee shall, within five (5) Business Days after receiving the notice specified in SECTION 3.02, select the Securities to be redeemed by lot, on a pro rata basis or in accordance with any other method the Trustee considers fair and appropriate. The Trustee shall make such selection from Securities then outstanding and not already to be redeemed by virtue of having been previously called for Redemption. The Trustee may select for Redemption portions of the principal amount of Securities that have denominations larger than $1,000 principal amount. Securities and portions of them the Trustee selects for Redemption shall be in amounts of $1,000 principal amount or integral multiples of $1,000 principal amount. The Trustee shall promptly notify the Company in writing of the Securities selected for Redemption and the principal amount thereof to be redeemed.

     The Registrar need not register the transfer of or exchange any Securities that have been selected for Redemption, except the unredeemed portion of the Securities being redeemed in part.

3.04 NOTICE OF REDEMPTION.

     At least thirty (30) days but not more than sixty (60) days before a Redemption Date, the Company shall mail, or cause to be mailed, by first-class mail a notice of Redemption to each Holder whose Securities are to be redeemed, at the address of such Holder appearing in the security register.

     The notice shall identify the Securities and the aggregate principal amount thereof to be redeemed pursuant to the Redemption and shall state:

          (i) the Redemption Date;

          (ii) the Redemption Price plus accrued and unpaid interest, if any, to, but excluding, the Redemption Date;

          (iii) the Conversion Rate and the Conversion Price;

          (iv) the names and addresses of the Paying Agent and the Conversion Agent;

          (v) that the right to convert the Securities called for Redemption will terminate at the close of business on the Business Day immediately preceding the Redemption Date, unless there shall be a Default in the payment of the Redemption Price or accrued and unpaid interest, if any, payable as herein provided upon Redemption;

          (vi) that Holders who want to convert Securities must satisfy the requirements of ARTICLE X;

          (vii) the paragraph of the Securities pursuant to which the Securities are to be redeemed;

          (viii) that Securities called for Redemption must be surrendered to the Paying Agent to collect the Redemption Price plus accrued and unpaid interest, if any, payable as herein provided upon Redemption;

          (ix) that, unless there shall be a Default in the payment of the Redemption Price or accrued and unpaid interest, if any, payable as herein provided upon Redemption (including, where the Redemption Date is after a record date for the payment of an installment of interest and on or before the related interest payment date, the payment, on such interest payment date, of accrued and unpaid interest to, but excluding, such interest payment date to the Holder of record at the close of business on such record date), interest on Securities called for Redemption ceases to accrue on and after the Redemption Date, except as otherwise provided herein, such Securities will cease to be convertible after the close of business on the Business Day immediately preceding the Redemption Date, and all rights of the Holders of such Securities shall terminate on and after the Redemption Date, other than the right to receive, upon surrender of such Securities and in accordance with this Indenture, the amounts due hereunder on such Securities upon Redemption (and the rights of the Holder(s) of record of such Securities to receive, on the applicable interest payment date, accrued and unpaid interest in accordance herewith in the event the Redemption Date is after a record date for the payment of an installment of interest and on or before the related interest payment date); and

          (x) the CUSIP number or numbers, as the case may be, of the Securities.

     The right, pursuant to ARTICLE X, to convert Securities called for Redemption shall terminate at the close of business on the Business Day immediately preceding the Redemption Date, unless there shall be a Default in the payment of the Redemption Price or accrued and unpaid interest, if any, payable as herein provided upon Redemption.

     At the Company's request, upon reasonable prior notice, the Trustee shall mail the notice of Redemption in the Company's name and at the Company's expense; provided, however, that the form and content of such notice shall be prepared by the Company.

3.05 EFFECT OF NOTICE OF REDEMPTION.

     Once notice of Redemption is mailed, Securities called for Redemption become due and payable on the Redemption Date at the consideration set forth herein, and, on and after such Redemption Date (unless there shall be a Default in the payment of such consideration), except as otherwise provided herein, such Securities shall cease to bear interest, and all rights of the Holders of such Securities shall terminate, other than the right to receive such consideration upon surrender of such Securities to the Paying Agent.

     If any Security shall not be fully and duly paid in accordance herewith upon Redemption, the principal of, and accrued and unpaid interest on, such Security shall, until paid, bear interest at the rate borne by such Security on the principal amount of such Security, and such Security shall continue to be convertible pursuant to ARTICLE X.

     Notwithstanding anything herein to the contrary, there shall be no purchase of any Securities pursuant to a Redemption if the principal amount of the Securities has been accelerated pursuant to SECTION 6.02 and such acceleration shall not have been rescinded on or before the applicable Redemption Date. The Paying Agent will promptly return to the respective Holders thereof any Securities tendered to it for Redemption during the continuance of such an acceleration.

3.06 DEPOSIT OF REDEMPTION PRICE.

     Prior to 10:00 A.M., New York City time on the Redemption Date, the Company shall deposit with a Paying Agent (or, if the Company is acting as its own Paying Agent, segregate and hold in trust in accordance with SECTION 2.04) money, in funds immediately available on the Redemption Date, sufficient to pay the consideration payable as herein provided upon Redemption on all Securities to be redeemed on that date. The Paying Agent shall return to the Company, as soon as practicable, any money not required for that purpose.

3.07 SECURITIES REDEEMED IN PART.

     Any Security to be submitted for Redemption only in part shall be delivered pursuant to SECTION 3.05 (with, if the Company or the Trustee so requires, due endorsement by, or a written instrument of transfer in form satisfactory to the Company and the Trustee duly executed by, the Holder thereof or its attorney duly authorized in writing), and the Company shall execute, and the Trustee shall authenticate and make available for delivery to the Holder of such Security without service charge, a new Security or Securities, of any authorized denomination as requested by such Holder, of the same tenor and in aggregate principal amount equal to the portion of such Security not submitted for Redemption.

     If any Security selected for partial Redemption is converted in part, the principal of such Security subject to Redemption shall be reduced by the principal amount of such Security that is converted.

3.08 PURCHASE OF SECURITIES AT OPTION OF THE HOLDER.

     (A) At the option of the Holder thereof, Securities (or portions thereof that are integral multiples of $1,000 in principal amount) shall be purchased by the Company pursuant to PARAGRAPH 8 of the Securities on November 15, 2011, November 15, 2016 and November 15, 2021 (each, an "OPTION PURCHASE DATE"), at a purchase price, payable in cash, equal to one hundred percent (100%) of the principal amount of the Securities (or such portions thereof) to be so purchased (the "OPTION PURCHASE PRICE"), plus accrued and unpaid interest, if any, to, but excluding, the applicable Option Purchase Date (provided, that such accrued and unpaid interest shall be paid to the Holder of record of such Securities at the close of business on the record date immediately preceding such Option Purchase
Date), upon:

          (i) delivery to the Company (if it is acting as its own Paying Agent), or to a Paying Agent designated by the Company for such purpose in the Option Purchase Notice, by such Holder, at any time from the opening of business on the date that is twenty (20) Business Days prior to the applicable Option Purchase Date until the close of business on the Business Day immediately preceding the applicable Option Purchase Date, of a Purchase Notice, in the form set forth in the Securities or any other form of written notice substantially similar thereto, in each case, duly completed and signed, with appropriate signature guarantee, stating:

               (a) the certificate number(s) of the Securities which the Holder will deliver to be purchased, if such Securities are in certificated form;

               (b) the principal amount of Securities to be purchased, which must be $1,000 or an integral multiple thereof; and

               (c) that such principal amount of Securities are to be purchased as of the applicable Option Purchase Date pursuant to the terms and conditions specified in PARAGRAPH 8 of the Securities and in this Indenture; and

          (ii) delivery to the Company (if it is acting as its own Paying Agent), or to a Paying Agent designated by the Company for such purpose in the Option Purchase Notice, at any time after delivery of such Purchase Notice, of such Securities (together with all necessary endorsements), such delivery being a condition to receipt by the Holder of the Option Purchase Price therefor plus accrued and unpaid interest, if any, payable as herein provided upon Purchase at Holder's Option (provided, however, that the Holder of record of such Securities on the record date immediately preceding such Option Purchase Date need not surrender such Securities in order to be entitled to receive, on the Option Purchase Date, the accrued and unpaid interest due thereon).

     If such Securities are held in book-entry form through the Depositary, the Purchase Notice shall comply with applicable procedures of the Depositary.

     Upon such delivery of Securities to the Company (if it is acting as its own Paying Agent) or such Paying Agent, such Holder shall be entitled to receive from the Company or such Paying Agent, as the case may be, a nontransferable receipt of deposit evidencing such delivery.

     Notwithstanding anything herein to the contrary, any Holder that has delivered the Purchase Notice contemplated by this SECTION 3.08(A) to the Company (if it is acting as its own Paying Agent) or to a Paying Agent designated by the Company for such purpose in the Option Purchase Notice shall have the right to withdraw such Purchase Notice by delivery, at any time prior to the close of business on the Business Day immediately preceding the applicable Option Purchase Date, of a written notice of withdrawal to the Company (if acting as its own Paying Agent) or the Paying Agent, which notice shall contain the information specified in SECTION 3.08(B)(VII).

     The Paying Agent shall promptly notify the Company of the receipt by it of any Purchase Notice or written notice of withdrawal thereof.

     (B) The Company shall give notice (the "OPTION PURCHASE NOTICE") on a date not less than twenty (20) Business Days prior to each Option Purchase Date to each Holder at its address shown in the register of the Registrar and to each beneficial owner as required by applicable law. Such notice shall state:

          (i) the Option Purchase Price plus accrued and unpaid interest, if any, to, but excluding, such Option Purchase Date and the Conversion Rate;

          (ii) the names and addresses of the Paying Agent and the Conversion Agent;

          (iii) that Securities with respect to which a Purchase Notice is given by a Holder may be converted pursuant to ARTICLE X, if otherwise convertible in accordance with ARTICLE X, only if such Purchase Notice has been withdrawn in accordance with this SECTION 3.08 or if there shall be a Default in the payment of such Option Purchase Price or in accrued and unpaid interest, if any, payable as herein provided upon Purchase at Holder's Option;

          (iv) that Securities must be surrendered to the Paying Agent to collect payment of the Option Purchase Price plus (if such Holder was the Holder of record of the applicable Security at the close of business on the record date immediately preceding the Option Purchase Date) accrued and unpaid interest, if any, payable as herein provided upon Purchase at Holder's Option;

          (v) that the Option Purchase Price, plus accrued and unpaid interest, if any, to, but excluding, such Option Purchase Date, for any Security as to which a Purchase Notice has been given and not withdrawn will be paid as promptly as practicable, but in no event later than the later of such Option Purchase Date or the time of delivery of the Security as described in CLAUSE (IV) above; provided, however, that such accrued and unpaid interest shall be paid, on the applicable interest payment date, to the Holder of record of such Security at the close of business on the record date immediately preceding such Option Purchase Date;

          (vi) the procedures the Holder must follow to exercise rights under this SECTION 3.08 (including the name and address of the Paying Agent) and a brief description of those rights;

          (vii) that a Holder will be entitled to withdraw its election in the Purchase Notice if the Company (if acting as its own Paying Agent) or the Paying Agent receives, at any time prior to the close of business on the Business Day immediately preceding the applicable Option Purchase Date, or such longer period as may be required by law, a letter or telegram, telex or facsimile transmission (receipt of which is confirmed and promptly followed by a letter) setting forth (I) the name of such Holder, (II) a statement that such Holder is withdrawing its election to have Securities purchased by the Company on such Option Purchase Date pursuant to a Purchase at Holder's Option, (III) the certificate number(s) of such Securities to be so withdrawn, if such Securities are in certificated form,
     (IV) the principal amount of the Securities of such Holder to be so withdrawn, which amount must be $1,000 or an integral multiple thereof and
     (V) the principal amount, if any, of the Securities of such Holder that remain subject to the Purchase Notice delivered by such Holder in accordance with this SECTION 3.08, which amount must be $1,000 or an integral multiple thereof;

          (viii) that, except as otherwise provided herein, on and after the applicable Option Purchase Date (unless there shall be a Default in the payment of the consideration payable as herein provided upon a Purchase at Holder's Option), interest on Securities subject to Purchase at Holder's Option will cease to accrue, and all rights of the Holders of such Securities shall terminate, other than the right to receive, in accordance herewith, the consideration payable as herein provided upon a Purchase at Holder's Option; and

          (ix) the CUSIP number or numbers, as the case may be, of the Securities.

     At the Company's request, upon at least ten (10) Business Days' prior notice, the Trustee shall mail such Option Purchase Notice in the Company's name and at the Company's expense; provided, however, that the form and content of such Option Purchase Notice shall be prepared by the Company.

     No failure of the Company to give an Option Purchase Notice shall limit any Holder's right to exercise its rights to require the Company to purchase such Holder's Securities pursuant to a Purchase at Holder's Option.

     (C) Subject to the provisions of this SECTION 3.08, the Company shall pay, or cause to be paid, the Option Purchase Price, plus accrued and unpaid interest, if any, to, but excluding, the applicable Option Purchase Date, with respect to each Security subject to Purchase at Holder's Option to the Holder thereof as promptly as practicable, but in no event later than the later of the applicable Option Purchase Date and the time such Security (together with all necessary endorsements) is surrendered to the Paying Agent; provided, however, that such accrued and unpaid interest shall be paid, on the applicable interest payment date, to the Holder of record of such Security at the close of business on the record date immediately preceding such Option Purchase Date.

     (D) Prior to 10:00 A.M., New York City time on the applicable Option Purchase Date, the Company shall deposit with a Paying Agent (or, if the Company is acting as its own Paying Agent, segregate and hold in trust in accordance with SECTION 2.04) money, in funds immediately available on the applicable Option Purchase Date, sufficient to pay the Option Purchase Price, plus accrued and unpaid interest, if any, to, but excluding, such Option Purchase Date, of all of the Securities that are to be purchased by the Company on such Option Purchase Date pursuant to a Purchase at Holder's Option. The Paying Agent shall return to the Company, as soon as practicable, any money not required for that purpose.

     (E) Once the Purchase Notice has been duly delivered in accordance with this SECTION 3.08, the Securities to be purchased pursuant to the Purchase at Holder's Option shall, on the applicable Option Purchase Date, become due and payable in accordance herewith, and, on and after such date (unless there shall be a Default in the payment of the consideration payable as herein provided upon a Purchase at Holder's Option), except as otherwise herein provided, such Securities shall cease to bear interest, and all rights of the Holders of such Securities shall terminate, other than the right to receive, in accordance herewith, the such consideration.

     (F) Securities with respect to which a Purchase Notice has been duly delivered in accordance with this SECTION 3.08 may be converted pursuant to
ARTICLE X, if otherwise convertible in accordance with ARTICLE X, only if such Purchase Notice has been withdrawn in accordance with this SECTION 3.08 or if there shall be a Default in the payment of the consideration payable as herein provided upon a Purchase at Holder's Option.

     (G) If any Security subject to Purchase at Holder's Option shall not be paid in accordance herewith, the principal of, and accrued and unpaid interest on, such Security shall, until paid, bear interest, payable in cash, at the rate borne by such Security on the principal amount of such Security, and such Security shall continue to be convertible pursuant to ARTICLE X.

     (H) Any Security which is to be submitted for Purchase at Holder's Option only in part shall be delivered pursuant to this SECTION 3.08 (with, if the Company or the Trustee so requires, due endorsement by, or a written instrument of transfer in form satisfactory to the Company and the Trustee duly executed by, the Holder thereof or its attorney duly authorized in writing), and the Company shall execute, and the Trustee shall authenticate and make available for delivery to the Holder of such Security without service charge, a new Security or Securities, of any authorized denomination as requested by such Holder, of the same tenor and in aggregate principal amount equal to the portion of such Security not submitted for Purchase at Holder's Option.

     (I) Notwithstanding anything herein to the contrary, there shall be no purchase of any Securities pursuant to this SECTION 3.08 if the principal amount of the Securities has been accelerated pursuant to SECTION 6.02 and such acceleration shall not have been rescinded on or before the applicable Option Purchase Date. The Paying Agent will promptly return to the respective Holders thereof any Securities tendered to it for Purchase at Holder's Option during the continuance of such an acceleration.

     (J) Notwithstanding anything herein to the contrary, if the option granted to Holders to require the purchase of the Securities on the applicable Option Purchase Date is determined to constitute a tender offer, the Company shall comply with all applicable tender offer rules under the Exchange Act, including Rule 13e-4 and Regulation 14E thereunder, and with all other applicable laws, and will file a Schedule TO or any other schedules required under the Exchange Act or any other applicable laws.

3.09 OFFER TO REPURCHASE AT OPTION OF HOLDER UPON A CHANGE IN CONTROL.

     (A) In the event any Change in Control (as defined below) shall occur, the Company shall make an offer (the "CHANGE IN CONTROL OFFER") to each Holder to repurchase, and each Holder of Securities shall have the corresponding right (the "CHANGE IN CONTROL REPURCHASE RIGHT") (and not an obligation) to require the Company to repurchase, all of such Holder's Securities (or portions thereof that are integral multiples of $1,000 in principal amount), on a date selected by the Company (the "CHANGE IN CONTROL REPURCHASE DATE"), which Change in Control Repurchase Date shall be no later than thirty five (35) days, nor earlier than twenty (20) days, after the date the Change in Control Notice (as defined below) is mailed in accordance with SECTION 3.09(B), at a price, payable in cash, equal to one hundred percent (100%) of the principal amount of the Securities (or portions thereof) to be so repurchased (the "CHANGE IN CONTROL REPURCHASE PRICE"), plus accrued and unpaid interest, if any, to, but excluding, the Change in Control Repurchase Date, upon:

          (i) delivery to the Company (if it is acting as its own Paying Agent), or to a Paying Agent designated by the Company for such purpose in the Change in Control Notice, no later than the close of business on the Business Day immediately preceding the Change in Control Repurchase Date, of a Purchase Notice, in the form set forth in the Securities or any other form of written notice substantially similar thereto, in each case, duly completed and signed, with appropriate signature guarantee, stating:

               (a) the certificate number(s) of the Securities which the Holder will deliver to be repurchased, if such Securities are in certificated form;

               (b) the principal amount of Securities to be repurchased, which must be $1,000 or an integral multiple thereof; and

               (c) that such principal amount of Securities are to be repurchased pursuant to the terms and conditions specified in PARAGRAPH 9 of the Securities and in this Indenture; and

     (ii) delivery to the Company (if it is acting as its own Paying Agent), or to a Paying Agent designated by the Company for such purpose in the Change in Control Notice, at any time after the delivery of such Purchase Notice, of such Securities (together with all necessary endorsements) with respect to which the Change in Control Repurchase Right is being exercised;

     provided, however, that if such Change in Control Repurchase Date is after a record date for the payment of an installment of interest and on or before the related interest payment date, then the accrued and unpaid interest, if any, to, but excluding, such interest payment date will be paid on such interest payment date to the Holder of record of such Securities at the close of business on such record date (without any surrender of such Securities by such Holder), and the Holder surrendering such Securities for repurchase will not be entitled to any such accrued and unpaid interest unless such Holder was also the Holder of record of such Securities at the close of business on such record date.

     If such Securities are held in book-entry form through the Depositary, the Purchase Notice shall comply with applicable procedures of the Depositary.

     Upon such delivery of Securities to the Company (if it is acting as its own Paying Agent) or such Paying Agent, such Holder shall be entitled to receive from the Company or such Paying Agent, as the case may be, a nontransferable receipt of deposit evidencing such delivery.

     Notwithstanding anything herein to the contrary, any Holder that has delivered the Purchase Notice contemplated by this SECTION 3.09(A) to the Company (if it is acting as its own Paying Agent) or to a Paying Agent designated by the Company for such purpose in the Change in Control Notice shall have the right to withdraw such Purchase Notice by delivery, at any time prior to the close of business on the Business Day immediately preceding the Change in Control Repurchase Date, of a written notice of withdrawal to the Company (if acting as its own Paying Agent) or the Paying Agent, which notice shall contain the information specified in SECTION 3.09(B)(XI).

     The Paying Agent shall promptly notify the Company of the receipt by it of any Purchase Notice or written notice of withdrawal thereof.

     (B) Within five (5) Business Days after the occurrence of a Change in Control, the Company shall mail, or cause to be mailed, to all Holders of record of the Securities at their addresses shown in the register of the Registrar, and to beneficial owners as required by applicable law, a notice (the "CHANGE IN CONTROL NOTICE") of the occurrence of such Change in Control and the Change in Control Repurchase Right arising as a result thereof. The Company shall deliver a copy of the Change in Control Notice to the Trustee and shall cause a copy to be published at the expense of the Company in THE NEW YORK TIMES or THE WALL STREET JOURNAL or another newspaper of national circulation in the United States.

     Each Change in Control Notice shall state:

          (i) the events causing the Change in Control and the corresponding Change in Control Offer;

          (ii) the date of such Change in Control;

          (iii) the Change in Control Repurchase Date;

          (iv) the date by which the Change in Control Repurchase Right must be exercised;

          (v) the Change in Control Repurchase Price plus accrued and unpaid interest, if any, to, but excluding, the Change in Control Repurchase Date;

          (vi) the names and addresses of the Paying Agent and the Conversion Agent;

          (vii) a description of the procedures which a Holder must follow to exercise the Change in Control Repurchase Right;

          (viii) that, in order to exercise the Change in Control Repurchase Right, the Securities must be surrendered for payment of the Change in Control Repurchase Price plus accrued and unpaid interest, if any, payable as herein provided upon Repurchase Upon Change in Control;

          (ix) that the Change in Control Repurchase Price, plus accrued and unpaid interest, if any, to, but excluding, the Change in Control Repurchase Date, for any Security as to which a Purchase Notice has been given and not withdrawn will be paid as promptly as practicable, but in no event more than the later of such Change in Control Repurchase Date and the time of delivery of the Security (together with all necessary endorsements) as described in CLAUSE (VIII) above; provided, however, that if such Change in Control Repurchase Date is after a record date for the payment of an installment of interest and on or before the related interest payment date, then the accrued and unpaid interest, if any, to, but excluding, such interest payment date will be paid on such interest payment date to the Holder of record of such Security at the close of business on such record date (without any surrender of such Securities by such Holder), and the Holder surrendering such Security for repurchase will not be entitled to any such accrued and unpaid interest unless such Holder was also the Holder of record of such Security at the close of business on such record date;

          (x) that, except as otherwise provided herein, on and after such Change in Control Repurchase Date (unless there shall be a Default in the payment of the consideration payable as herein provided upon Repurchase Upon Change in Control), interest on Securities subject to Repurchase Upon Change in Control will cease to accrue, and all rights of the Holders of such Securities shall terminate, other than the right to receive, in accordance herewith, the consideration payable as herein provided upon Repurchase Upon Change in Control;

          (xi) that a Holder will be entitled to withdraw its election in the Purchase Notice if the Company (if acting as its own Paying Agent), or the Paying Agent receives, prior to the close of business on the Business Day immediately preceding the Change in Control Repurchase Date, or such longer period as may be required by law, a letter or telegram, telex or facsimile transmission (receipt of which is confirmed and promptly followed by a letter) setting forth (I) the name of such Holder, (II) a statement that such Holder is withdrawing its election to have Securities purchased by the Company on such Change in Control Repurchase Date pursuant to a Repurchase Upon Change in Control, (III) the certificate number(s) of such Securities to be so withdrawn, if such Securities are in certificated form, (IV) the principal amount of the Securities of such Holder to be so withdrawn, which amount must be $1,000 or an integral multiple thereof and (V) the principal amount, if any, of the Securities of such Holder that remain subject to the Purchase Notice delivered by such Holder in accordance with this SECTION 3.09, which amount must be $1,000 or an integral multiple thereof;

          (xii) the Conversion Rate and any adjustments to the Conversion Rate that will result from such Change in Control;

          (xiii) that Securities with respect to which a Purchase Notice is given by a Holder may be converted pursuant to ARTICLE X, if otherwise convertible in accordance with ARTICLE X, only if such Purchase Notice has been withdrawn in accordance with this SECTION 3.09 or if there shall be a Default in the payment of the Change in Control Repurchase Price or in the accrued and unpaid interest, if any, payable as herein provided upon Repurchase Upon Change in Control; and

          (xiv) the CUSIP number or numbers, as the case may be, of the Securities.

     At the Company's request, upon at least ten (10) Business Days' prior notice, the Trustee shall mail such Change in Control Notice in the Company's name and at the Company's expense; provided, however, that the form and content of such Change in Control Notice shall be prepared by the Company.

     No failure of the Company to give a Change in Control Notice shall limit any Holder's right to exercise a Change in Control Repurchase Right.

     (C) Subject to the provisions of this SECTION 3.09, the Company shall pay, or cause to be paid, the Change in Control Repurchase Price, plus accrued and unpaid interest, if any, to, but excluding, the Change in Control Repurchase Date, with respect to each Security as to which the Change in Control Repurchase Right shall have been exercised to the Holder thereof as promptly as practicable, but in no event later than the later of the Change in Control Repurchase Date and the time such Security is surrendered to the Paying Agent; provided, however, that if such Change in Control Repurchase Date is after a record date for the payment of an installment of interest and on or before the related interest payment date, then the accrued and unpaid interest, if any, to, but excluding, such interest payment date will be paid on such interest payment date to the Holder of record of such Security at the close of business on such record date, and the Holder surrendering such Security for repurchase will not be entitled to any such accrued and unpaid interest unless such Holder was also the Holder of record of such Security at the close of business on such record date.

     (D) Prior to 10:00 A.M., New York City time on a Change in Control Repurchase Date, the Company shall deposit with a Paying Agent (or, if the Company is acting as its own Paying Agent, segregate and hold in trust in accordance with SECTION 2.04) money, in funds immediately available on the Change in Control Repurchase Date, sufficient to pay the consideration payable as herein provided upon Repurchase Upon Change in Control for all of the Securities that are to be repurchased by the Company on such Change in Control Repurchase Date pursuant to a Repurchase Upon Change in Control. The Paying Agent shall return to the Company, as soon as practicable, any money not required for that purpose.

     (E) Once the Change in Control Notice and the Purchase Notice have been duly given in accordance with this SECTION 3.09, the Securities to be repurchased pursuant to a Repurchase Upon Change in Control shall, on the Change in Control Repurchase Date, become due and payable in accordance herewith, and, on and after such date (unless there shall be a Default in the payment of the consideration payable as herein provided upon Repurchase Upon Change in Control), except as otherwise herein provided, such Securities shall cease to bear interest, and all rights of the Holders of such Securities shall terminate, other than the right to receive, in accordance herewith, such consideration.

     (F) Securities with respect to which a Purchase Notice has been duly delivered in accordance with this SECTION 3.09 may be converted pursuant to
ARTICLE X, if otherwise convertible in accordance with ARTICLE X, only if such Purchase Notice has been withdrawn in accordance with this SECTION 3.09 or if there shall be a Default in the payment of the consideration payable as herein provided upon Repurchase Upon Change in Control.

     (G) If any Security shall not be paid upon surrender thereof for Repurchase Upon Change in Control, the principal of, and accrued and unpaid interest on, such Security shall, until paid, bear interest, payable in cash, at the rate borne by such Security on the principal amount of such Security, and such Security shall continue to be convertible pursuant to ARTICLE X.

     (H) Any Security which is to be submitted for Repurchase Upon Change in Control only in part shall be delivered pursuant to this Section 3.09 (with, if the Company or the Trustee so requires, due endorsement by, or a written instrument of transfer in form satisfactory to the Company and the Trustee duly executed by, the Holder thereof or its attorney duly authorized in writing), and the Company shall execute, and the Trustee shall authenticate and make available for delivery to the Holder of such Security without service charge, a new Security or Securities, of any authorized denomination as requested by such Holder, of the same tenor and in aggregate principal amount equal to the portion of such Security not duly submitted for Repurchase Upon Change in Control.

     (I) Notwithstanding anything herein to the contrary, there shall be no purchase of any Securities pursuant to this SECTION 3.09 if the principal amount of the Securities has been accelerated pursuant to SECTION 6.02 and such acceleration shall not have been rescinded on or before the applicable Change in Control Repurchase Date. The Paying Agent will promptly return to the respective Holders thereof any Securities tendered to it for Repurchase Upon Change in Control during the continuance of such an acceleration.

     (J) Notwithstanding anything herein to the contrary, if the option granted to Holders to require the repurchase of the Securities upon the occurrence of a Change in Control is determined to constitute a tender offer, the Company shall comply with all applicable tender offer rules under the Exchange Act, including Rule 13e-4 and Regulation 14E thereunder, and with all other applicable laws, including, without limitation, the securities laws of Canada, and will file a Schedule TO or any other schedules required under the Exchange Act or any other applicable laws.

     (K) A "CHANGE IN CONTROL" shall be deemed to have occurred at such time as:

          (i) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) becomes the "beneficial owner" (as such term is used in Rule 13d-3 under the Exchange Act), directly or indirectly, of fifty percent (50%) or more of the total outstanding voting power of all classes of the Company's Capital

     Stock entitled to vote generally in the election of directors (such an event, an "ACQUISITION OF VOTING CONTROL"); or

          (ii) there occurs a sale, transfer, lease, conveyance or other disposition of all or substantially all of the property or assets of the Company, or of the Company and the Subsidiaries on a consolidated basis, to any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), including any group acting for the purpose of acquiring, holding, voting or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act; or

          (iii) the Company consolidates with, or merges with or into, another person or any person consolidates with, or merges with or into, the Company, unless either:

               (a) the persons that "beneficially owned" (as such term is used in Rule 13d-3 under the Exchange Act), directly or indirectly, the shares of the Company's Voting Stock immediately prior to such consolidation or merger, "beneficially own," directly or indirectly, immediately after such consolidation or merger, shares of the surviving or continuing corporation's Voting Stock representing at least a majority of the total outstanding voting power of all outstanding classes of the Voting Stock of the surviving or continuing corporation in substantially the same proportion as such ownership immediately prior to such consolidation or merger; or

               (b) at least ninety percent (90%) of the consideration (other than cash payments for fractional shares or pursuant to statutory appraisal rights) in such consolidation or merger consists of common stock and any associated rights traded on a U.S. national securities exchange (or which will be so traded when issued or exchanged in connection with such consolidation or merger), and, as a result of such consolidation or merger, the Securities become convertible solely (except as to any cash payments for the Principal Return due upon conversion, cash payments permitted to be paid hereunder in lieu of Common Shares otherwise due upon conversion, and cash due upon conversion in lieu of fractional shares) into such common stock and associated rights (such a consolidation or merger that satisfies the conditions set forth in this CLAUSE (B), a "LISTED STOCK BUSINESS COMBINATION"); or

          (iv) the following persons cease for any reason to constitute a majority of the Company's Board of Directors:

               (a) individuals who on the Issue Date constituted the Company's Board of Directors; and

               (b) any new directors whose election to the Company's Board of Directors or whose nomination for election by the Company's shareholders was approved by at least a majority of the directors of the Company then still in office either who were directors of the Company on the Issue Date or whose election or nomination for election was previously so approved; or

          (v) the Company is liquidated or dissolved or the holders of the Company's Capital Stock approve any plan or proposal for the liquidation or dissolution of the Company.

3.10 REDEMPTION OF SECURITIES FOR TAX REASONS.

     (A) The Company may, at its option, redeem the Securities, in whole but not in part, at one hundred percent (100%) of the principal amount of the Securities (the "TAX REDEMPTION PRICE"), plus accrued and unpaid interest, if any, to, but excluding, the Tax Redemption Date if:

          (i) the Company has become, or would become, obligated to pay to the Holder of any Security Additional Amounts that are more than de minimis as a result of any change, announced after November 3, 2006, in the laws or any regulations of Canada or any Canadian political subdivision or taxing authority or any change occurring after November 3, 2006 in the interpretation or application of any such laws or regulations by any legislative body, court, governmental agency, taxing authority or regulatory authority (including the enactment of any legislation and the publication of any judicial decision or regulatory or administrative determination) (any such change described in this subsection (i), a "CHANGE IN CANADIAN TAX LAW");

          (ii) the Company cannot avoid the obligation to pay such non-de minimis Additional Amounts by taking reasonable measures available to it;

          (iii) the Company delivers to the Trustee an opinion of Canadian legal counsel specializing in taxation and an Officers' Certificate attesting to
     (I) such change in such laws, regulations, interpretation or application and (II) the obligation of the Company to pay such non-de minimis Additional Amounts; and

          (iv) at least thirty (30) days but not more than sixty (60) days before the date (the "TAX REDEMPTION DATE") the Securities are to be redeemed pursuant to this SECTION 3.10, the Company mails, or causes to be mailed, by first-class mail to each Holder, at the address of such Holder appearing in the security register, a written notice of Tax Redemption containing the information specified in SECTION 3.10(E); provided, however, that (I) the Company shall not mail, or cause to be mailed, a notice of Tax Redemption earlier than sixty (60) Business Days prior to the earliest date on or from which the Company would be obligated to pay any such non-de minimis Additional Amounts and (II) the Company shall not mail, or cause to be mailed, a notice of Tax Redemption unless, at the time of such mailing, the circumstances creating the Company's obligation to pay such non-de minimis Additional Amounts are in effect.

     (B) Except in respect of Excluded Holders, the Company shall not, and shall not cause any Paying Agent or the Trustee to, deduct from the Tax Redemption Price, or from the accrued and unpaid interest payable as herein provided upon Tax Redemption, any amounts on account of, or in respect of, any Canadian withholding taxes, unless such deduction is required by law (in which case the Company shall, to the extent it is required to do so under SECTION 4.08, pay Additional Amounts with respect thereto, except in respect of Excluded Holders).

     (C) The right, pursuant to ARTICLE X, to convert Securities called for Tax Redemption shall terminate at the close of business on the Business Day immediately preceding the Tax Redemption Date.

     (D) A Holder may elect not to have its Securities, or a portion thereof, redeemed pursuant to a Tax Redemption by delivering to the Paying Agent, no later than the close of business on the Business Day immediately preceding the Tax Redemption Date, a duly completed and signed Notice of Election Upon Tax Redemption (or any other form of written notice substantially similar thereto); provided, however, that, after such Tax Redemption Date, no Additional Amounts shall be payable by the Company on any payment of interest or principal with respect to Securities for which such a Notice of Election Upon Tax Redemption is so delivered, and all payments by the Company with respect to such Securities after such Tax Redemption Date shall be subject to the deduction or withholding of any Canadian Taxes required to be deducted or withheld. A Holder that has not so delivered such a Notice of Election Upon Tax Redemption shall have its Securities redeemed pursuant to the Tax Redemption without further action; provided, however, that such Holder shall have the right to convert such Securities in accordance with this Indenture. Notwithstanding anything herein to the contrary, a Holder may withdraw its Notice of Election Upon Tax Redemption by delivering to the Paying Agent a letter or telegram, telex or facsimile transmission (receipt of which is confirmed and promptly followed by a letter) prior to the close of business on the Business Day immediately preceding the Tax Redemption Date (or such longer period as may be required by law) containing the information specified in SECTION 3.10(E)(X). The Paying Agent shall promptly notify the Company of the receipt by it of any such written notice of withdrawal thereof.

     (E) The notice of Tax Redemption specified in SECTION 3.10(A)(IV) shall state:

          (i) the Tax Redemption Date;

          (ii) the Tax Redemption Price plus accrued and unpaid interest, if any, to, but excluding, the Tax Redemption Date;

          (iii) a description of any Canadian withholding taxes, if any, that shall be deducted from the Tax Redemption Price, or such accrued and unpaid interest, to be paid pursuant to the Tax Redemption;

          (iv) that the right to convert the Securities will terminate at the close of business on the Business Day immediately preceding the Tax Redemption Date;

          (v) the Conversion Rate and the Conversion Price;

          (vi) that Holders who want to convert Securities must satisfy the requirements of ARTICLE X;

          (vii) the names and addresses of the Paying Agent and the Conversion Agent;

          (viii) that a Holder may elect not to have its Securities, or a portion thereof, redeemed pursuant to a Tax Redemption by delivering to the Paying Agent, no later than the close of business on the Business Day immediately preceding the Tax Redemption Date, a duly completed and signed Notice of Election Upon Tax Redemption (or any other form of written notice substantially similar thereto); provided, however, that after such Tax Redemption Date, no Additional Amounts shall be payable by the Company on any payment of interest or principal with respect to Securities for which such a Notice of Election Upon Tax Redemption is so delivered, and after such Tax Redemption Date, all payments by the Company with respect to such Securities, shall be subject to the deduction or withholding of any Canadian Taxes required to be deducted or withheld;

          (ix) that a Holder that has not so delivered such a Notice of Election Upon Tax Redemption shall have its Securities redeemed pursuant to the Tax Redemption without further action; provided, however, that such Holder shall have the right to convert such Securities in accordance with this Indenture;

          (x) that a Holder will be entitled to withdraw its Notice of Election Upon Tax Redemption if the Paying Agent receives, prior to the close of business on the Business Day immediately preceding the Tax Redemption Date, or such longer period as may be required by law, a letter or telegram, telex or facsimile transmission (receipt of which is confirmed and promptly followed by a letter) setting forth (I) the name of such Holder, (II) a statement that such Holder is withdrawing its Notice of Election Upon Tax Redemption, (III) the principal amount of the Securities of such Holder to be so withdrawn, which amount must be $1,000 or an integral multiple thereof, (IV) the certificate number of such Securities to be so withdrawn,
     (V) the principal amount, if any, of the Securities of such Holder that remain subject to the Notice of Election Upon Tax Redemption delivered by such Holder in accordance with this SECTION 3.10, which amount must be $1,000 or an integral multiple thereof;

          (xi) the paragraph of the Securities pursuant to which the Securities are to be redeemed;

          (xii) that Securities called for Tax Redemption must be surrendered to the Paying Agent to collect the Tax Redemption Price plus accrued and unpaid interest, if any, payable as herein provided upon Tax Redemption;

          (xiii) that, unless there shall be a Default in the payment of the Tax Redemption Price, or accrued and unpaid interest, if any, payable as herein provided upon Tax Redemption, and except to the extent the Holder of such Securities elects, pursuant to SECTION 3.10(D), not to have such Securities, or a portion thereof, redeemed pursuant to the Tax Redemption, interest on Securities called for Tax Redemption ceases to accrue on and after the Tax Redemption Date, such Securities will cease to be convertible after the close of business on the Business Day immediately preceding the Tax Redemption Date; and

          (xiv) the CUSIP number or numbers, as the case may be, of the Securities.

     At the Company's request, upon reasonable prior written notice, the Trustee shall give such notice of Tax Redemption in the Company's name and at the Company's expense; provided that the form and content of such notice shall be prepared by the Company.

     (F) If the Company elects to redeem Securities pursuant to this SECTION 3.10, it shall notify the Trustee of the Tax Redemption Date at least fifteen
(15) days prior to the mailing of the notice of Tax Redemption specified in
SECTION 3.10(A)(IV) (unless a shorter notice period shall be satisfactory to the Trustee).

     (G) Except to the extent Holders elect, pursuant to SECTION 3.10(D), not to have their Securities, or a portion thereof, redeemed pursuant to the Tax Redemption, once the notice of Tax Redemption specified in SECTION 3.10(A)(IV) is mailed, the Securities shall become due and payable on the Tax Redemption Date at the Tax Redemption Price plus accrued and unpaid interest to, but excluding, the Tax Redemption Date, and, on and after such Tax Redemption Date (unless there shall be a Default in the payment of the Tax Redemption Price or such accrued and unpaid interest), the Securities shall cease to bear interest, and all rights of the Holders of such Securities shall terminate, other than the right to receive, upon surrender of such Securities and subject to the next sentence, the Tax Redemption Price and such accrued and unpaid interest. Upon surrender to the Paying Agent of a Security subject to Tax Redemption, such Security shall be paid at the Tax Redemption Price plus accrued and unpaid interest to, but excluding, the Tax Redemption Date, unless the Tax Redemption Date is after a record date for the payment of an installment of interest and on or before the related interest payment date, in which case the accrued and unpaid interest to, but excluding, such interest payment date shall be paid, on such interest payment date, to the Holder of record of such Security at the close of business on such record date, and the Holder surrendering such Security for Tax Redemption shall not be entitled to any such interest unless such Holder was also the Holder of record of such Security at the close of business on such record date.

     (H) Prior to 10:00 A.M., New York City time on the Tax Redemption Date, the Company shall deposit with a Paying Agent (or, if the Company is acting as its own Paying Agent, segregate and hold in trust in accordance with SECTION 2.04) money, in funds immediately available on the Tax Redemption Date, sufficient to pay the Tax Redemption Price, plus accrued and unpaid interest to, but excluding, the Tax Redemption Date, of all Securities to be redeemed on that date. The Paying Agent shall return to the Company, as soon as practicable, any money not required for that purpose.

     (I) If any Security shall not be paid upon surrender thereof for Tax Redemption, the principal of, and accrued and unpaid interest on, such Security shall, until paid, bear interest from the Tax Redemption Date at the rate borne by such Security on the principal amount of such Security, and such Security shall continue to be convertible pursuant to ARTICLE X.

     (J) Any Security which is to be redeemed pursuant to a Tax Redemption only in part shall be delivered pursuant to this SECTION 3.10 (with, if the Company or the Trustee so requires, due endorsement by, or a written instrument of transfer in form satisfactory to the Company and the Trustee duly executed by, the Holder thereof or its attorney duly authorized in writing), and the Company shall execute, and the Trustee shall authenticate and make available for delivery to the Holder of such Security without service charge, a new Security or Securities, of any authorized denomination as requested by such Holder, of the same tenor and in aggregate principal amount equal to the portion of such Security not submitted for Tax Redemption.

     (K) Notwithstanding anything herein to the contrary, there shall be no purchase of any Securities pursuant to a Tax Redemption under this SECTION 3.10 if the principal amount of the Securities has been accelerated pursuant to
SECTION 6.02 and such acceleration shall not have been rescinded on or before the applicable Tax Redemption Date. The Paying Agent will promptly return to the respective Holders thereof any Securities tendered to it for Tax Redemption during the continuance of such an acceleration.

                                  IV. COVENANTS

4.01 PAYMENT OF SECURITIES.

     The Company shall pay all amounts due with respect to the Securities on the dates and in the manner provided in the Securities. All such amounts shall be considered paid on the date due if the Paying Agent holds (or, if the Company is acting as Paying Agent, the Company has segregated and holds in trust in accordance with SECTION 2.04) on that date money (and/or, if applicable as provided herein and in accordance herewith, other consideration) sufficient to pay the amount then due with respect to the Securities (unless there shall be a Default in the payment of such amounts to the respective Holder(s)).

     The Company shall pay, in cash, interest on any overdue amount (including, to the extent permitted by applicable law, overdue interest) at the rate borne by the Securities.

4.02 MAINTENANCE OF OFFICE OR AGENCY.

     The Company will maintain, or cause to be maintained on its behalf, in the Borough of Manhattan, the City of New York, an office or agency (which may be an office of the Trustee or an affiliate of the Trustee, Registrar or co-Registrar) where Securities may be surrendered for registration of transfer or exchange, payment or conversion and where notices and demands to or upon the Company in respect of the Securities and this Indenture may be served. The Company will give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the Company shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the Trustee.

     The Company may also from time to time designate one or more other offices or agencies where the Securities may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; provided, however, that no such designation or rescission shall in any manner relieve the Company of its obligation to maintain an office or agency in the Borough of Manhattan, the City of New York for such purposes. The Company will give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency.

     The Company hereby designates the Corporate Trust Office of the Trustee as an agency of the Company in accordance with SECTION 2.03.

4.03 RULE 144A INFORMATION AND ANNUAL REPORTS.

     (A) At any time when the Company is not subject to, or is in violation of, Sections 13 or 15(d) of the Exchange Act, the Company shall promptly provide to the Trustee and shall, upon request, provide to any Holder, beneficial owner or prospective purchaser of Securities or Common Shares issued upon conversion of any Securities, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act to facilitate the resale of such Securities or Common Shares pursuant to Rule 144A. The Company shall take such further action as any Holder or beneficial holder of such Securities or Common Shares may reasonably request to the extent required from time to time to enable such Holder or beneficial holder to sell its Securities or Common Shares in accordance with Rule 144A, as such rule may be amended from time to time.

     (B) The Company shall deliver to the Trustee, as soon as reasonably practicable, but no later than two (2) Business Days after the time such report is required to be filed with the SEC pursuant to the Exchange Act, a copy of each report the Company is required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act; provided, however, that the Company shall not be required to deliver to the Trustee any material for which the Company has sought and received confidential treatment by the SEC; provided further, each such report will be deemed to be so delivered to the Trustee if the Company files such report with the SEC through the SEC's EDGAR database no later than the time such report is required to be filed with the SEC pursuant to the Exchange Act. In the event the Company is at any time no longer subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act, the Company shall continue to provide to the Trustee, within thirty (30) calendar days after the date the Company would have been required to file such reports with the SEC, annual and quarterly consolidated financial statements substantially equivalent to financial statements that would have been included in reports filed with the SEC if the Company were subject to the reporting requirements of Section 13 or
Section 15(d) of the Exchange Act, including, with respect to annual information only, a report thereon by the Company's certified independent public accountants as such would be required in such reports filed with the SEC and, in each case, together with a management's discussion and analysis of financial condition and results of operations which would be so required. The Company also shall comply with the other provisions of TIA Section 314(a). Delivery of such reports, information and documents to the Trustee is for informational purposes only, and the Trustee's receipt thereof shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Company's compliance with any of its covenants hereunder (as to which the Trustee is entitled to rely exclusively on Officers' Certificates).

4.04 COMPLIANCE CERTIFICATE.

     The Company shall deliver to the Trustee, within ninety (90) calendar days after the end of each fiscal year of the Company, or, if earlier, by the date the Company is, or would be, required to file with the SEC the Company's annual report (whether on Form 10-K under the Exchange Act or another appropriate form) for such fiscal year, an Officers' Certificate stating whether or not the signatories to such Officers' Certificate know of any Default or Event of Default by the Company in performing any of its obligations under this Indenture or the Securities. At least one (1) of the Officers executing such Officers' Certificate shall be the chief executive officer or the chief financial officer (or persons performing similar functions) of the Company. If such signatories do know of any such Default or Event of Default, then such Officers' Certificate shall describe the Default or Event of Default and its status.

4.05 STAY, EXTENSION AND USURY LAWS.

     The Company covenants (to the extent that it may lawfully do so) that it will not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Indenture; and the Company (in each case, to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law, and covenants that it will not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law has been enacted.

4.06 CORPORATE EXISTENCE.

     Subject to ARTICLE V, the Company will do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence and the corporate existence of each of its Subsidiaries, in accordance with the respective organizational documents of the Company and of each Subsidiary, and the rights (charter and statutory), licenses and franchises of the Company and its Subsidiaries; provided, however, that the Company shall not be required to preserve any such right, license or franchise, or the corporate existence of any Subsidiary, if in the good faith judgment of the Board of Directors (i) such preservation or existence is not material to the conduct of business of the Company and (ii) the loss of such right, license or franchise or the dissolution of such Subsidiary does not have a material adverse impact on the Holders.

4.07 NOTICE OF DEFAULT.

     In the event that any Default or Event of Default shall occur, the Company shall give prompt written notice of such Default or Event of Default, and any remedial action proposed to be taken, to the Trustee.

4.08 PAYMENT OF ADDITIONAL AMOUNTS.

     All payments made by or on behalf of the Company under or with respect to the Securities shall be made free and clear of, and without withholding or deduction for, or on account of, any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of the Government of Canada or of any province, territory or political subdivision thereof or by any authority or agency therein or thereof having power to tax, including without limitation any taxes imposed under Part XIII of the Canadian Income Tax Act ("CANADIAN TAXES"), unless the Company is required to withhold or deduct any amounts for, or on account of, Canadian Taxes pursuant to any applicable law or by virtue of the interpretation or administration thereof. If the Company is, as a result of a Change in Canadian

Tax Law that occurs after November 9, 2006, so required to withhold or deduct any amount for, or on account of, Canadian Taxes from any payment made under or with respect to the Securities, then the Company shall pay, in cash, such additional amounts (such payments, together with the similar payments to be made by the Company pursuant to the immediately succeeding sentence, "ADDITIONAL AMOUNTS") as may be necessary so that the net amount received by each Holder (including Additional Amounts) after such withholding or deduction (including any withholding or deduction required to be made in respect of Additional Amounts) will not be less than the amount the Holder would have received if such Canadian Taxes had not been withheld or deducted. The Company shall make a payment similar to an Additional Amount to Holders, other than Excluded Holders (as defined below) in respect of whom the Company is not required to withhold Canadian Taxes but who are required, solely as a result of a Change in Canadian Tax Law, to pay tax under Part XIII of the Canadian Income Tax Act on amounts otherwise subject to withholding; provided, that no Additional Amounts or similar payments shall be payable with respect to a payment made to a Holder in respect of a beneficial owner of Securities (an "EXCLUDED HOLDER") (i) with which the Company does not deal at arm's length (within the meaning of the Canadian Income Tax Act) at the time of making such payment, (ii) which is subject to such Canadian Taxes by reason of its failure to comply with any certification, identification, information, documentation or other reporting requirement if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes, (iii) which has executed a Notice of Election Upon Tax Redemption, and has not withdrawn such Notice of Election Upon Tax Redemption, in accordance herewith or
(iv) which is subject to such Canadian Taxes by reason of carrying on business in Canada or any province or territory thereof other than solely by virtue of holding Securities. If the Company shall be required to make such withholding or deduction, the Company shall remit the full amount deducted or withheld to the relevant tax or receiving authority in accordance with, and within the time required by, applicable law. The Company shall furnish to the Trustee, within thirty (30) days after the date the payment of any Canadian Taxes are due pursuant to applicable law, certified copies of tax receipts evidencing such payment by the Company. The Company shall indemnify and hold harmless each Holder (other than Excluded Holders), and, upon written request, reimburse such Holder, for the amount of (I) any Canadian Taxes not withheld or deducted by the Company and levied or imposed on and paid by such Holder or beneficial owner as a result of payments that (A) are made under or with respect to the Securities and (B) are payable as a result of a Change in Canadian Tax Law, (II) any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, (III) any Canadian Taxes imposed with respect to any payment made under clauses (I) or (II) above and (IV) any amount of tax (including interest, penalty or expenses) for which a beneficial owner of Securities would be liable for in its jurisdiction of residence as a result of the payment of Additional Amounts and for which a foreign tax credit or similar relief or remission would not be available. Holders shall be required to complete and file any applicable forms with, or provide certification to, the relevant tax authorities as reasonably requested by the Company.

     At least thirty (30) days prior to each date on which any payment under or with respect to the Securities is due and payable, if the Company is aware that it will be obligated to pay any Additional Amounts with respect to such payment, the Company shall deliver to the Trustee an Officers' Certificate stating the fact that such Additional Amounts will be payable and the amounts so payable and setting forth such other information necessary to enable the Trustee to pay such Additional Amounts to Holders on the relevant payment date.

     Whenever in this Indenture or the Securities there is reference, in any context, to the payment of principal and interest or any other amount payable under or with respect to any Security, such reference shall be deemed to include the payment of Additional Amounts provided for in this SECTION 4.08 to the extent that, in such context, Additional Amounts are, were or would be payable in respect of such payment. Without limiting the generality of the foregoing, references herein to the Option Purchase Price, Redemption Price, Tax Redemption Price, Change in Control Repurchase Price, Conversion Consideration, Make-Whole Consideration, principal amount, interest (including, without limitation, additional interest, interest payable as herein provided on a scheduled interest payment date and accrued and unpaid interest payable as herein provided upon Repurchase at Holder's Option, Redemption, Tax Redemption, Repurchase Upon Change in Control or maturity) shall be deemed to include, in each case, Additional Amounts to the extent Additional Amounts are or would be payable with respect thereto.

4.09 FURTHER INSTRUMENTS AND ACTS.

     The Company shall execute and deliver such further instruments and do such further acts as may be reasonably necessary or proper to carry out more effectively the purposes of this Indenture.

                                  V. SUCCESSORS

5.01 WHEN COMPANY MAY MERGE, ETC.

     The Company shall not consolidate with, or amalgamate or merge with or into, or sell, transfer, lease, convey or otherwise dispose of all or substantially all of the property or assets of the Company, or of the Company and the Subsidiaries on a consolidated basis, to, another person (including pursuant to a statutory arrangement), whether in a single transaction or series of related transactions, unless (i) such other person is a corporation organized and existing under the laws of the United States, any State thereof or the District of Columbia or the laws of Canada or any province or territory thereof;
(ii) such person assumes by supplemental indenture all the obligations of the Company under the Securities and this Indenture; and (iii) immediately after giving effect to such transaction or series of transactions, no Default or Event of Default shall exist.

     The Company shall deliver to the Trustee prior to the consummation of the proposed transaction an Officers' Certificate to the foregoing effect and an Opinion of Counsel (which may rely upon such Officers' Certificate as to the absence of Defaults and Events of Default) stating that the proposed transaction and such supplemental indenture will, upon consummation of the proposed transaction, comply with this Indenture.

5.02 SUCCESSOR SUBSTITUTED.

     Upon any consolidation, merger or any sale, transfer, lease, conveyance or other disposition of all or substantially all of the property or assets of the Company, or of the Company and the Subsidiaries on a consolidated basis, the successor person formed by such consolidation or into which the Company is merged or to which such sale, transfer, lease, conveyance or other disposition is made shall succeed to, and, except in the case of a lease, be substituted for, and may exercise every right and power of, and shall assume every duty and obligation of, the Company under this Indenture with the same effect as if such successor had been named as the Company herein.

                            VI. DEFAULTS AND REMEDIES

6.01 EVENTS OF DEFAULT.

     An "EVENT OF DEFAULT" occurs if:

          (i) the Company fails to pay the principal of, or premium, if any, on, any Security when the same becomes due and payable, whether at maturity, upon Redemption, on an Option Purchase Date with respect to a Purchase at Holder's Option, on a Change in Control Repurchase Date with respect to a Repurchase Upon Change in Control or otherwise;

          (ii) the Company fails to pay an installment of interest or additional interest on any Security when due, if such failure continues for thirty
     (30) days after the date when due;

          (iii) the Company fails to satisfy its conversion obligations upon exercise of a Holder's conversion rights pursuant hereto;

          (iv) the Company fails to timely provide a Change in Control Notice or an Option Purchase Notice, or to make the related offer to purchase the Securities, as required by the provisions of this Indenture, or fails to timely provide any notice pursuant to, and in accordance with, SECTION 10.14(F);

          (v) the Company fails to comply with any other term, covenant or agreement set forth in the Securities or this Indenture and such failure continues for the period, and after the notice, specified below;

          (vi) a Termination of Trading occurs and persists for more than twenty
     (20) Trading Day after notice to the Company by the Trustee or to the Company and the Trustee by Holders of at least twenty five percent (25%) in aggregate principal amount of the Securities then outstanding, in accordance with this Indenture;

          (vii) the Company or any of its Subsidiaries defaults in the payment when due, after the expiration of any applicable grace period, of principal of, or premium, if any, or interest on, Indebtedness for money borrowed (other than Indebtedness between the Company and the Subsidiaries), in the aggregate principal amount then outstanding of five million dollars ($5,000,000) or more, or the acceleration of Indebtedness of the Company or any of its Subsidiaries for money borrowed in such aggregate principal amount or more so that it becomes due and payable prior to the date on which it would otherwise become due and payable and such default is not cured or waived, or such acceleration is not rescinded, within thirty (30) days after notice to the Company by the Trustee or to the Company and the Trustee by Holders of at least twenty five percent (25%) in aggregate principal amount of the Securities then outstanding, each in accordance with this Indenture;

          (viii) the Company or any of its Subsidiaries fails to pay final judgments, the aggregate uninsured portion of which is at least five million dollars ($5,000,000), and such judgments are not paid or discharged within thirty (30) days;

          (ix) the Company or any of its Significant Subsidiaries or any group of Subsidiaries that in the aggregate would constitute a Significant Subsidiary of the Company, pursuant to, or within the meaning of, any Bankruptcy Law, insolvency law, or other similar law now or hereafter in effect or otherwise, either:

               (A) commences a voluntary case,

               (B) consents to the entry of an order for relief against it in an involuntary case,

               (C) consents to the appointment of a Custodian of it or for all or substantially all of its property, or

               (D) makes a general assignment for the benefit of its creditors;
          or

          (x) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

               (A) is for relief against the Company or any of its Significant Subsidiaries or any group of Subsidiaries that in the aggregate would constitute a Significant Subsidiary of the Company in an involuntary case or proceeding, or adjudicates the Company or any of its Significant Subsidiaries or any group of Subsidiaries that in the aggregate would constitute a Significant Subsidiary of the Company insolvent or bankrupt,

               (B) appoints a Custodian of the Company or any of its Significant Subsidiaries or any group of Subsidiaries that in the aggregate would constitute a Significant Subsidiary of the Company for all or substantially all of the property of the Company or any such Significant Subsidiary or any group of Subsidiaries that in the aggregate would constitute a Significant Subsidiary of the Company, as the case may be, or

               (C) orders the winding up or liquidation of the Company or any of its Significant Subsidiaries or any group of Subsidiaries that in the aggregate would constitute a Significant Subsidiary of the Company, and, in the case of each of the foregoing clauses (A), (B) and (C) of this
     SECTION 6.01(X), the order or decree remains unstayed and in effect for at least ninety (90) consecutive days.

     The term "BANKRUPTCY LAW" means Title 11, U.S. Code or any similar Federal or State law for the relief of debtors. The term "CUSTODIAN" means any receiver, trustee, assignee, liquidator or similar official under any Bankruptcy Law.

     A Default under CLAUSE (V) above is not an Event of Default until (I) the Trustee notifies the Company, or the Holders of at least twenty five percent (25%) in aggregate principal amount of the Securities then outstanding notify the Company and the Trustee, of the Default and (II) the Default is not cured within sixty (60) days after receipt of such notice. Such notice must specify the Default, demand that it be remedied and state that the notice is a "NOTICE OF DEFAULT." If the Holders of at least twenty five percent (25%) in aggregate principal amount of the outstanding Securities request the Trustee to give such notice on their behalf, the Trustee shall do so. When a Default is cured, it ceases.

6.02 ACCELERATION.

     If an Event of Default (excluding an Event of Default specified in SECTION 6.01(IX) or (X) with respect to the Company (but including an Event of Default specified in SECTION 6.01(IX) or (X) solely with respect to a Significant Subsidiary of the Company or any group of Subsidiaries that in the aggregate would constitute a Significant Subsidiary of the Company)) occurs and is continuing, the Trustee by notice to the Company, or the Holders of at least twenty five percent (25%) in aggregate principal amount of the Securities then outstanding by notice to the Company and the Trustee, may declare the Securities to be immediately due and payable in full. Upon such declaration, the principal of, and any accrued and unpaid interest (including any additional interest) on, all Securities shall be due and payable immediately. If an Event of Default specified in SECTION 6.01(IX) or (X) with respect to the Company (excluding, for purposes of this sentence, an Event of Default specified in SECTION 6.01(IX) or
(X) solely with respect to a Significant Subsidiary of the Company or any group of Subsidiaries that in the aggregate would constitute a Significant Subsidiary of the Company) occurs, the principal of, and accrued and unpaid interest (including any additional interest) on, all the Securities shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. The Holders of a majority in aggregate principal amount of the Securities then outstanding by written notice to the Trustee may rescind or annul an acceleration and its consequences if (A) the rescission would not conflict with any order or decree, (B) all existing Events of Default, except the nonpayment of principal or interest (including additional interest) that has become due solely because of the acceleration, have been cured or waived and (C) all amounts due to the Trustee under SECTION 7.07 have been paid.

6.03 OTHER REMEDIES.

     Notwithstanding any other provision of this Indenture, if an Event of Default occurs and is continuing, the Trustee may pursue any available remedy by proceeding at law or in equity to collect the payment of amounts due with respect to the Securities or to enforce the performance of any provision of the Securities or this Indenture.

     The Trustee may maintain a proceeding even if it does not possess any of the Securities or does not produce any of them in the proceeding. A delay or omission by the Trustee or any Holder in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. All remedies are cumulative.

6.04 WAIVER OF PAST DEFAULTS.

     Subject to SECTIONS 6.02, 6.07 and 9.02, the Holders of a majority in aggregate principal amount of the Securities then outstanding may, by notice to the Trustee, waive any past Default or Event of Default and its consequences, other than (A) a Default or Event of Default in the payment of the principal of, or premium, if any, or interest or additional interest on, any Security, or in the payment of the Redemption Price, the Option Purchase Price or the Change in Control Repurchase Price (or accrued and unpaid interest, if any, payable as herein provided, upon Redemption, Purchase at Holder's Option or Repurchase Upon Change in Control), (B) a Default or Event of Default arising from a failure by the Company to convert any Securities in accordance with this Indenture or (C) any Default or Event of Default in respect of any provision of this Indenture or the Securities which, under SECTION 9.02, cannot be modified or amended without the consent of the Holder of each outstanding Security affected. When a Default or an Event of Default is waived, it is cured and ceases. This SECTION 6.04 shall be in lieu of TIA Section 316(a)(1)(B), and, as permitted by the TIA, TIA
Section 316(a)(1)(B) is hereby expressly excluded from this Indenture.

6.05 CONTROL BY MAJORITY.

     The Holders of a majority in aggregate principal amount of the Securities then outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on it. However, the Trustee may refuse to follow any direction that conflicts with law or this Indenture, is unduly prejudicial to the rights of other Holders or would involve the Trustee in personal liability unless the Trustee is offered indemnity reasonably satisfactory to it; provided, that the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction. This SECTION 6.05 shall be in lieu of TIA
Section 316(a)(1)(A), and, as permitted by the TIA, TIA Section 316(a)(1)(A) is hereby expressly excluded from this Indenture.

6.06 LIMITATION ON SUITS.

     Except as provided in SECTION 6.07, a Securityholder may not institute any proceeding under this Indenture, or for the appointment of a receiver or a trustee, or for any other remedy under this Indenture unless:

          (i) the Holder gives to the Trustee written notice of a continuing Event of Default;

          (ii) the Holders of at least twenty five percent (25%) in aggregate principal amount of the Securities then outstanding make a written request to the Trustee to pursue the remedy;

          (iii) such Holder or Holders offer and, if requested, provide to the Trustee indemnity reasonably satisfactory to the Trustee against any loss, liability or expense to or of the Trustee in connection with pursuing such remedy;

          (iv) the Trustee does not comply with the request within sixty (60) days after receipt of such notice, request and offer of indemnity; and

          (v) during such sixty (60) day period, the Holders of a majority in aggregate principal amount of the Securities then outstanding do not give the Trustee a direction inconsistent with the request.

     A Securityholder may not use this Indenture to prejudice the rights of another Securityholder or to obtain a preference or priority over another Securityholder.

6.07 RIGHTS OF HOLDERS TO RECEIVE PAYMENT.

     Notwithstanding any other provision of this Indenture, the right of any Holder to receive payment of all amounts due with respect to the Securities, on or after the respective due dates as provided herein, or to bring suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of the Holder.

     Notwithstanding any other provision of this Indenture, the right of any Holder to convert the Security in accordance with this Indenture, or to bring suit for the enforcement of such right, shall not be impaired or affected without the consent of the Holder.

6.08 COLLECTION SUIT BY TRUSTEE.

     If an Event of Default specified in SECTION 6.01(I) or (II) occurs and is continuing, the Trustee may recover judgment in its own name and as trustee of an express trust against the Company for the whole amount due with respect to the Securities, including any unpaid and accrued interest.

6.09 TRUSTEE MAY FILE PROOFS OF CLAIM.

     The Trustee may file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee, any predecessor Trustee and the Securityholders allowed in any judicial proceedings relative to the Company or its creditors or properties.

     The Trustee may collect and receive any moneys or other property payable or deliverable on any such claims and to distribute the same, and any custodian, receiver, assignee, trustee, liquidator, sequestrator or similar official in any judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay the Trustee any amount due it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under SECTION 7.07.

     Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Securities or the rights of any Holder thereof, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

6.10 PRIORITIES.

     If the Trustee collects any money pursuant to this ARTICLE VI, it shall pay out the money in the following order:

     First:  to the Trustee for amounts due under SECTION 7.07;

     Second: to Securityholders for all amounts due and unpaid on the Securities, without preference or priority of any kind, according to the amounts due and payable on the Securities; and

     Third:  to the Company.

     The Trustee, upon prior written notice to the Company, may fix a record date and payment date for any payment by it to Securityholders pursuant to this
SECTION 6.10. At least fifteen (15) days before each such record date, the Trustee shall mail to each Holder and the Company a written notice that states such record date and payment date and the amount of such payment.

6.11 UNDERTAKING FOR COSTS.

     In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by it as Trustee, a court in its discretion may require the filing by any party litigant in the suit other than the Trustee of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys' fees, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant. This SECTION 6.11 does not apply to a suit by the Trustee, a suit by a Holder pursuant to SECTION 6.07 or a suit by Holders of more than ten percent (10%) in aggregate principal amount of the outstanding Securities.

                                  VII. TRUSTEE

7.01 DUTIES OF TRUSTEE.

     (A) If an Event of Default has occurred and is continuing, the Trustee shall exercise such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in their exercise, as a prudent person would exercise or use under the circumstances in the conduct of his or her own affairs.

     (B) Except during the continuance of an Event of Default:

          (i) the Trustee need perform only those duties that are specifically set forth in this Indenture and no implied covenants or obligations shall be read into this Indenture against the Trustee; and

          (ii) in the absence of bad faith, willful misconduct or negligence on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture; but in the case of any such certificates or opinions which by any provision hereof are specifically required to be furnished to the Trustee, the Trustee shall examine the certificates and opinions to determine whether or not they conform to the requirements of this Indenture (but need not confirm or investigate the accuracy of mathematical calculations or other facts stated therein).

     (C) The Trustee may not be relieved from liability for its own negligent action, its own negligent failure to act or its own willful misconduct, except that:

          (i) the Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer, unless it is proved that the Trustee was negligent in ascertaining the pertinent facts; and

          (ii) the Trustee shall not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to SECTION 6.05.

     (D) Every provision of this Indenture that in any way relates to the Trustee is subject to the provisions of this SECTION 7.01.

     (E) The Trustee shall not be liable for interest on any money received by it except as the Trustee may agree in writing with the Company. Money held in trust by the Trustee need not be segregated from other funds except to the extent required by law.

7.02 RIGHTS OF TRUSTEE.

     (A) Subject to SECTION 7.01, the Trustee may conclusively rely on any document believed by it to be genuine and to have been signed or presented by the proper person. The Trustee need not investigate any fact or matter stated in the document; if, however, the Trustee shall determine to make such further inquiry or investigation, it shall be entitled during normal business hours to examine the relevant books, records and premises of the Company, personally or by agent or attorney upon reasonable prior notice.

     (B) Before the Trustee acts or refrains from acting, it may require an Officers' Certificate and/or an Opinion of Counsel. The Trustee shall not be liable for any action it takes or omits to take in good faith in reliance on such Officers' Certificate or Opinion of Counsel.

     (C) Any request or direction of the Company mentioned herein shall be sufficiently evidenced by a Company Request or Company Order, and any resolution of the Board of Directors shall be sufficiently evidenced by a Board Resolution.

     (D) The Trustee may consult with counsel (such counsel to be reasonably acceptable to the Company), and the advice of such counsel or any Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon.

     (E) The Trustee may act through agents or attorneys and shall not be responsible for the misconduct or negligence of any agent or attorney appointed with due care.

     (F) The Trustee shall not be liable for any action it takes or omits to take in good faith which it believes to be authorized or within its discretion, rights or powers conferred upon it by this Indenture.

     (G) Except with respect to SECTION 6.01, the Trustee shall have no duty to inquire as to the performance of the Company with respect to the covenants contained in ARTICLE IV. In addition, the Trustee shall not be deemed to have knowledge of an Event of Default except (i) any Default or Event of Default occurring pursuant to SECTIONS 6.01(I) or (II) or (ii) any Default or Event of Default of which a Responsible Officer of the Trustee shall have received written notification or obtained actual knowledge. Delivery of reports, information and documents to the Trustee under ARTICLE IV (other than SECTIONS
4.04 and 4.07) is for informational purposes only and the Trustee's receipt of the foregoing shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Company's compliance with any of its covenants hereunder (as to which the Trustee is entitled to rely on Officers' Certificates).

     (H) Subject to Section 7.01(A), the Trustee shall be under no obligation to exercise any of the rights or powers vested by this Indenture at the request or direction of any of the Holders pursuant to this Indenture unless such Holders shall have offered to the Trustee security or indemnity reasonably satisfactory to the Trustee against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction.

     (I) The rights, privileges, protections, immunities and benefits given to the Trustee, including without limitation, its right to be indemnified, are extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder, and each agent, custodian and other Person employed to act hereunder.

     (J) The Trustee may request that the Company deliver an Officers' Certificate setting forth the names of individuals and/or titles of officers authorized at such time to take specified actions pursuant to this Indenture, which Officers' Certificate may be signed by any person authorized to sign an Officers' Certificate, including any person specified as so authorized in any such certificate previously delivered and not superseded.

     (K) The permissive rights of the Trustee enumerated herein shall not be construed as duties.

7.03 INDIVIDUAL RIGHTS OF TRUSTEE.

     The Trustee in its individual or any other capacity may become the owner or pledgee of Securities and may otherwise deal with the Company or any of its Affiliates with the same rights the Trustee would have if it were not Trustee. Any Securities Agent may do the same with like rights. The Trustee, however, must comply with SECTIONS 7.10 and 7.11.

7.04 TRUSTEE'S DISCLAIMER.

     The Trustee makes no representation as to the validity or adequacy of this Indenture or the Securities; the Trustee shall not be accountable for the Company's use of the proceeds from the Securities; and the Trustee shall not be responsible for any statement in the Securities other than its certificate of authentication.

7.05 NOTICE OF DEFAULTS.

     If a Default or Event of Default occurs and is continuing as to which the Trustee has received notice pursuant to the provisions of this Indenture, or as to which a Responsible Officer of the Trustee shall have actual knowledge, then the Trustee shall mail to each Holder a notice of the Default or Event of Default within thirty (30) days after it occurs unless such Default or Event of Default has been cured or waived; provided, however, that, except in the case of a Default or Event of Default in payment of any amounts due with respect to any Security, the Trustee may withhold such notice if, and so long as it in good faith determines that, withholding such notice is in the best interests of Holders.

7.06 REPORTS BY TRUSTEE TO HOLDERS.

     Within sixty (60) days after each May 15, beginning with May 15, 2007, the Trustee shall mail to each Securityholder if required by TIA Section 313(a) a brief report dated as of such May 15 that complies with TIA Section 313(c). In such event, the Trustee also shall comply with TIA Section 313(b).

     A copy of each report at the time of its mailing to Securityholders shall be mailed by first class mail to the Company and filed by the Trustee with the SEC and each stock exchange, if any, on which the Securities are listed. The Company shall promptly notify the Trustee of the listing or delisting of the Securities on or from any stock exchange.

7.07 COMPENSATION AND INDEMNITY.

     The Company shall pay to the Trustee from time to time such compensation for its services as shall be agreed upon in writing. The Trustee's compensation shall not be limited by any law on compensation of a trustee of an express trust. The Company shall reimburse the Trustee upon request for all reasonable out-of-pocket expenses incurred by it. Such expenses shall include the reasonable compensation and out-of-pocket expenses of the Trustee's agents and counsel.

     The Company shall indemnify the Trustee against any and all loss, liability, damage, claim or expense (including the reasonable fees and expenses of counsel and taxes other than those based upon the income of the Trustee) incurred by it in connection with the acceptance or administration of this trust and the performance of its duties hereunder, including the reasonable costs and expenses of defending itself against any claim (whether asserted by the Company, any Holder or any other Person) or liability in connection with the exercise or performance of any of its powers and duties hereunder. The Company need not pay for any settlement made without its consent. The Trustee shall notify the Company promptly of any claim for which it may seek indemnification. The Company need not reimburse any expense or indemnify against any loss or liability incurred by the Trustee through the Trustee's negligence, bad faith or willful misconduct.

     To secure the Company's payment obligations in this SECTION 7.07, the Trustee shall have a lien prior to the Securities on all money or property held or collected by the Trustee, except that held in trust to pay amounts due on particular Securities.

     The obligations of the Company with respect to the Trustee provided for in this SECTION 7.07 shall survive the termination and discharge of this Indenture and any resignation or removal of the Trustee.

     When the Trustee incurs expenses or renders services after an Event of Default specified in SECTION 6.01(IX) or (X) occurs, the expenses and the compensation for the services are intended to constitute expenses of administration under any Bankruptcy Law.

7.08 REPLACEMENT OF TRUSTEE.

     A resignation or removal of the Trustee and appointment of a successor Trustee shall become effective only upon the successor Trustee's acceptance of appointment as provided in this SECTION 7.08.

     The Trustee may resign by so notifying the Company in writing thirty (30) Business Days prior to such resignation. The Holders of a majority in aggregate principal amount of the Securities then outstanding may remove the Trustee by so notifying the Trustee and the Company in writing and may appoint a successor Trustee with the Company's consent. The Company may remove the Trustee if:

          (i) the Trustee fails to comply with SECTION 7.10;

          (ii) the Trustee is adjudged a bankrupt or an insolvent;

          (iii) a receiver or other public officer takes charge of the Trustee or its property; or

          (iv) the Trustee becomes incapable of acting.

     If the Trustee resigns or is removed or if a vacancy exists in the office of Trustee for any reason, the Company shall promptly appoint a successor Trustee.

     If a successor Trustee does not take office within thirty (30) days after the retiring Trustee resigns or is removed, the retiring Trustee (at the Company's expense), the Company or the Holders of at least ten percent (10%) in aggregate principal amount of the outstanding Securities may petition any court of competent jurisdiction for the appointment of a successor Trustee.

     If the Trustee fails to comply with SECTION 7.10, any Holder may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

     A successor Trustee shall deliver a written acceptance of its appointment to the retiring Trustee and to the Company. Thereupon the resignation or removal of the retiring Trustee shall become effective, and the successor Trustee shall have all the rights, powers and duties of the Trustee under this Indenture. The successor Trustee shall mail a notice of its succession to Securityholders. The retiring Trustee shall promptly transfer all property held by it as Trustee to the successor Trustee, subject to the lien provided for in SECTION 7.07.

7.09 SUCCESSOR TRUSTEE BY MERGER, ETC.

     If the Trustee consolidates with, merges or converts into, or transfers all or substantially all of its corporate trust business to, another corporation, the successor corporation without any further act shall be the successor Trustee, if such successor corporation is otherwise eligible hereunder.

7.10 ELIGIBILITY; DISQUALIFICATION.

     There shall at all times be a Trustee hereunder that is a corporation organized and doing business under the laws of the United States of America or of any state thereof, which Trustee (A) is authorized under such laws to exercise corporate trustee power, (B) is subject to supervision or examination by federal or state authorities and (C) has a combined capital and surplus of at least $50 million as set forth in its most recent published annual report of condition. The Trustee shall comply with TIA Section 310(b). Nothing in this Indenture shall prevent the Trustee from filing with the SEC the application referred to in the penultimate paragraph of TIA Section 310(b).

7.11 PREFERENTIAL COLLECTION OF CLAIMS AGAINST COMPANY.

     The Trustee shall comply with TIA Section 311(a), excluding any creditor relationship listed in TIA Section 311(b). A Trustee who has resigned or been removed shall be subject to TIA Section 311(a) to the extent indicated.

                          VIII. DISCHARGE OF INDENTURE

8.01 TERMINATION OF THE OBLIGATIONS OF THE COMPANY.

     This Indenture shall cease to be of further effect if (a) either (i) all outstanding Securities (other than Securities replaced pursuant to SECTION 2.07 hereof) have been delivered to the Trustee for cancellation or (ii) all outstanding Securities have become due and payable at their scheduled maturity or upon Purchase at Holder's Option, Redemption or Repurchase Upon Change in Control, and in either case the Company irrevocably deposits, prior to the applicable due date, with the Trustee or the Paying Agent (if the Paying Agent is not the Company or any of its Affiliates) cash sufficient to pay all amounts due and owing on all outstanding Securities (other than Securities replaced pursuant to SECTION 2.07 hereof) on the Maturity Date or an Option Purchase Date, Redemption Date, Tax Redemption Date or Change in Control Repurchase Date, as the case may be; (b) the Company pays to the Trustee all other sums payable hereunder by the Company; (c) no Default or Event of Default with respect to the Securities shall exist on the date of such deposit; (d) such deposit will not result in a breach or violation of, or constitute a Default or Event of Default under, this Indenture or any other agreement or instrument to which the Company is a party or by which it is bound; and (e) the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for herein relating to the satisfaction and discharge of this Indenture have been complied with; provided, however, that SECTIONS 2.02, 2.03, 2.04, 2.05, 2.06, 2.07, 2.08, 2.15, 2.16,
2.17, 3.05, 3.08, 3.09, 4.01, 4.02, 4.05, 7.07 and 7.08 and ARTICLES VIII and X
shall survive any discharge of this Indenture until such time as the Securities have been paid in full and there are no Securities outstanding.

8.02 APPLICATION OF TRUST MONEY.

     The Trustee shall hold in trust all money and other consideration deposited with it pursuant to SECTION 8.01 and shall apply such deposited money and other consideration through the Paying Agent and in accordance with this Indenture to the payment of amounts due on the Securities.

8.03 REPAYMENT TO COMPANY.

     The Trustee and the Paying Agent shall promptly notify the Company of, and pay to the Company upon the request of the Company, any excess money held by them at any time. The Trustee and the Paying Agent shall pay to the Company upon the written request of the Company any money held by them for the payment of the principal of, premium, if any, or any accrued and unpaid interest or additional interest on, the notes that remains unclaimed for two (2) years; provided, however, that the Trustee or such Paying Agent, before being required to make any such repayment, may, at the expense of the Company, cause to be published once in a newspaper of general circulation in the City of New York or cause to be mailed to each Holder, notice stating that such money remains unclaimed and that, after a date specified therein, which shall not be less than thirty (30) days from the date of such publication or mailing, any unclaimed balance of such money then remaining will be repaid to the Company. After payment to the Company, Securityholders entitled to the money must look to the Company for payment as general creditors, subject to applicable law, and all liability of the Trustee and the Paying Agent with respect to such money and payment shall, subject to applicable law, cease.

8.04 REINSTATEMENT.

     If the Trustee or Paying Agent is unable to apply any money or other consideration in accordance with SECTIONS 8.01 and 8.02 by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the obligations of the Company under this Indenture and the Securities shall be revived and reinstated as though no deposit had occurred pursuant to SECTIONS 8.01 and 8.02 until such time as the Trustee or Paying Agent is permitted to apply all such money or other consideration in accordance with SECTIONS 8.01 and 8.02; provided, however, that if the Company has made any payment of amounts due with respect to any Securities because of the reinstatement of its obligations, then the Company shall be subrogated to the rights of the Holders of such Securities to receive such payment from the money held by the Trustee or Paying Agent.

                                 IX. AMENDMENTS

9.01 WITHOUT CONSENT OF HOLDERS.

     The Company, with the consent of the Trustee, may amend or supplement this Indenture or the Securities without notice to or the consent of any
Securityholder:

          (i) to comply with SECTIONS 5.01 and 10.11;

          (ii) to make any changes or modifications to this Indenture necessary in connection with the registration of the public offer and sale of the Securities under the Securities Act pursuant to the Registration Rights Agreement or the qualification of this Indenture under the TIA;

          (iii) to secure the obligations of the Company in respect of the Securities;

          (iv) to add to the covenants of the Company described in this Indenture for the benefit of Securityholders or to surrender any right or power conferred upon the Company; and

          (v) to make provisions with respect to adjustments to the Conversion Rate as required by this Indenture or to increase the Conversion Rate in accordance with this Indenture.

     In addition, the Company and the Trustee may enter into a supplemental indenture without the consent of Holders of the Securities to cure any ambiguity, defect, omission or inconsistency in this Indenture in a manner that does not, individually or in the aggregate with all other modifications made or to be made to the Indenture, adversely affect the rights of any Holder.

9.02 WITH CONSENT OF HOLDERS.

     The Company, with the consent of the Trustee, may amend or supplement this Indenture or the Securities without notice to any Securityholder but with the written consent of the Holders of at least a majority in aggregate principal amount of the outstanding Securities. Subject to SECTIONS 6.04 AND 6.07, the Holders of a majority in aggregate principal amount of the outstanding Securities may, by notice to the Trustee, waive compliance by the Company with any provision of this Indenture or the Securities without notice to any other Securityholder.

Notwithstanding anything herein to the contrary, without the consent of each Holder of each outstanding Security affected, an amendment, supplement or waiver, including a waiver pursuant to SECTION 6.04, may not:

               (a) change the stated maturity of the principal of, or the payment date of any installment of interest or additional interest on, any Security;

               (b) reduce the principal amount of, or any premium, interest or additional interest on, any Security;

               (c) change the place, manner or currency of payment of principal of, or any premium, interest or additional interest on, any Security;

               (d) impair the right to institute suit for the enforcement of any payment on, or with respect to, or of the conversion of, any Security;

               (e) modify, in a manner adverse to Holders, the provisions with respect to the right of Holders pursuant to ARTICLE III to require the Company to purchase Securities on an Option Purchase Date or to repurchase Securities upon the occurrence of a Change in Control;

               (f) modify the provisions of SECTION 2.18 in a manner adverse to Holders;

               (g) adversely affect the right of Holders to convert Securities in accordance with ARTICLE X;

               (h) reduce the percentage of the aggregate principal amount of the outstanding Securities whose Holders must consent to a modification to or amendment of any provision of this Indenture or the Securities;

               (i) reduce the percentage of the aggregate principal amount of the outstanding Securities whose Holders must consent to a waiver of compliance with any provision of this Indenture or the Securities or a waiver of any Default or Event of Default; or

               (j) modify the provisions of this Indenture with respect to modification and waiver (including waiver of a Default or an Event of Default), except to increase the percentage required for modification or waiver or to provide for the consent of each affected Holder.

     Promptly after an amendment, supplement or waiver under SECTION 9.01 or this SECTION 9.02 becomes effective, the Company shall mail, or cause to be mailed, to Securityholders a notice briefly describing such amendment, supplement or waiver. Any failure of the Company to mail such notice shall not in any way impair or affect the validity of such amendment, supplement or waiver.

     It shall not be necessary for the consent of the Holders under this SECTION
9.02 to approve the particular form of any proposed amendment, supplement or waiver, but it shall be sufficient if such consent approves the substance thereof.

9.03 COMPLIANCE WITH TRUST INDENTURE ACT.

     Every amendment, waiver or supplement to this Indenture or the Securities shall comply with the TIA as then in effect.

9.04 REVOCATION AND EFFECT OF CONSENTS.

     Until an amendment, supplement or waiver becomes effective, a consent to it by a Holder is a continuing consent by the Holder and every subsequent Holder of a Security or portion of a Security that evidences the same debt as the consenting Holder's Security, even if notation of the consent is not made on any Security. However, any such Holder or subsequent Holder may revoke the consent as to its Security or portion of a Security if the Trustee receives the notice of revocation before the date the amendment, supplement or waiver becomes effective. An amendment, supplement or waiver becomes effective in accordance with its terms and thereafter binds every Holder.

     After an amendment, supplement or waiver becomes effective with respect to the Securities, it shall bind every Holder unless such amendment, supplement or waiver makes a change that requires, pursuant to SECTION 9.02, the consent of each Holder affected. In that case, the amendment, supplement or waiver shall bind each Holder of a Security who has consented to it and, provided that notice of such amendment, supplement or waiver is reflected on a Security that evidences the same debt as the consenting Holder's Security, every subsequent Holder of a Security or portion of a Security that evidences the same debt as the consenting Holder's Security.

9.05 NOTATION ON OR EXCHANGE OF SECURITIES.

     If an amendment, supplement or waiver changes the terms of a Security, the Trustee may require the Holder of the Security to deliver it to the Trustee. The Trustee may place an appropriate notation on the Security as directed and prepared by the Company about the changed terms and return it to the Holder. Alternatively, if the Company so determines, the Company in exchange for the Security shall issue and the Trustee shall authenticate a new Security that reflects the changed terms.

9.06 TRUSTEE PROTECTED.

     The Trustee shall sign any amendment, supplemental indenture or waiver authorized pursuant to this ARTICLE IX; provided, however, that the Trustee need not sign any amendment, supplement or waiver authorized pursuant to this ARTICLE IX that adversely affects the Trustee's rights, duties, liabilities or immunities. The Trustee shall be entitled to receive and conclusively rely upon, in addition to the documents required by SECTION 11.04, an Opinion of Counsel as to legal matters and an Officers' Certificate as to factual matters that any supplemental indenture, amendment or waiver is permitted or authorized pursuant to this Indenture.

                                  X. CONVERSION

10.01 CONVERSION PRIVILEGE; RESTRICTIVE LEGENDS.

     (A) Subject to the provisions of ARTICLE III, the Securities shall be convertible into Common Shares or, at the Company's election in accordance herewith, cash or a combination of cash and Common Shares, in each case in accordance with this ARTICLE X and as set forth below if any of the following conditions are satisfied:

          (i) Conversion Based on Closing Sale Price of Common Shares. The Securities may be surrendered for conversion on any Business Day of a calendar quarter after the calendar quarter ending December 31, 2006, if the Closing Sale Price for each of twenty (20) or more Trading Days in a period of thirty (30) consecutive Trading Days ending on the last Trading Day of the immediately preceding calendar quarter exceeds one hundred and twenty percent (120%) of the Conversion Price in effect on the last Trading Day of the immediately preceding calendar quarter. Solely for purposes of determining whether the Securities shall have become convertible pursuant to this SECTION 10.01(A)(I), the Board of Directors shall, in its good faith determination, which shall be described in a Board Resolution, make appropriate adjustments to the Closing Sale Prices and/or such Conversion Price used to determine whether the Securities shall have become convertible pursuant to this SECTION 10.01(A)(I) to account for any adjustments to the Conversion Rate which shall have become effective, or any event requiring an adjustment to the Conversion Rate where the Ex Date of such event occurs, during the period of thirty (30) consecutive Trading Days ending on the last Trading Day of the immediately preceding calendar quarter.

          (ii) Conversion Upon Satisfaction of Trading Price Condition. The Securities may be surrendered for conversion during the five (5) consecutive Business Days immediately after any five (5) consecutive Trading Day period (such five (5) consecutive Trading Day period, the "NOTE MEASUREMENT PERIOD") in which the average Trading Price per $1,000 principal amount of the Securities was equal to or less than ninety seven percent (97%) of the average Conversion Value per $1,000 principal amount of Securities (as defined below) during the Note Measurement Period (such condition, the "TRADING PRICE CONDITION"). The Bid Solicitation Agent shall not have any obligation to determine the Trading Price unless the Company has requested such determination, and the Company shall have no obligation to make such request unless a Holder provides the Company with reasonable evidence that the Trading Price per $1,000 principal amount of the Securities would be equal to or less than ninety seven percent (97%) of the product of the Closing Sale Price and the Conversion Rate. Upon receipt of such evidence, the Company shall instruct the Bid Solicitation Agent to determine the Trading Price per $1,000 principal amount of the Securities for each of the five (5) successive Trading Days immediately after the Company receives such evidence and on each Trading Day thereafter until the first Trading Day on which the Trading Price Condition is no longer satisfied. For purposes of this paragraph, the "CONVERSION VALUE" per $1,000 principal amount of Securities, on a given Trading Day, means the product of the Closing Sale Price on such Trading Day and the Conversion Rate in effect on such Trading Day.

          (iii) Conversion Based on Redemption. A Security, or portion of a Security, which has been called for Redemption or Tax Redemption may be surrendered for conversion; provided, however, that such Security or portion thereof may be surrendered for conversion pursuant to this paragraph only until the close of business on the Business Day immediately preceding the Redemption Date or the Tax Redemption Date, as applicable.

          (iv) Conversion Upon Certain Distributions. If the Company takes any action, or becomes aware of any event, that would require an adjustment to the Conversion Rate pursuant to SECTIONS 10.05(B), 10.05(C), 10.05(D) or 10.05(E), the Securities may be surrendered for conversion beginning on the date the Company mails the notice to the Holders as provided in SECTION
     10.10 (or, if earlier, the date the Company is required to mail such notice) and at any time thereafter until the close of business on the Business Day immediately preceding the Ex Date (as defined in SECTION 10.05(G)) of the applicable transaction or until the Company announces that such transaction will not take place.

          (v) Conversion Upon Occurrence of Certain Corporate Transactions. If either:

               (a) a Fundamental Change or a Make-Whole Fundamental Change occurs; or

               (b) the Company is a party to a consolidation, amalgamation, statutory arrangement, merger or binding share exchange pursuant to which the Common Shares would be converted into or exchanged for, or would constitute solely the right to receive, cash, other securities or other property, then, in each case, the Securities may be surrendered for conversion at any time during the period that begins on, and includes, the date that is thirty (30) calendar days prior to the date originally announced by the Company as the anticipated effective date of such transaction (which anticipated effective date the Company shall disclose, in good faith, in the written notice, public announcement and publication referred to in
     SECTION 10.01(D)) and ends on, and includes, the date that is thirty (30) calendar days after the actual effective date of such transaction; provided, however, that if such transaction is a Make-Whole Fundamental Change, then the Securities may also be surrendered for conversion at any time during the Make-Whole Conversion Period applicable to such Make-Whole Fundamental Change; provided, further, that if such transaction is a Change in Control, then the Securities may also be surrendered for conversion at any time until, and including, the Change in Control Repurchase Date applicable to such Change in Control.

          (vi) Conversion during specified periods. The Securities may be surrendered for conversion at any time from, and including, October 15, 2009 to, and including November 15, 2009, and at any time from, and including, October 15, 2011 to, and including, November 15, 2011 and at any time on or after November 15, 2021.

     (B) Notwithstanding anything herein to the contrary, the right to convert the Securities pursuant to this ARTICLE X shall terminate at the close of business on the Business Day immediately preceding the Maturity Date.

     (C) The initial Conversion Rate shall be 50.7181 Common Shares per $1,000 principal amount of Securities. The Conversion Rate shall be subject to adjustment in accordance with SECTIONS 10.05 through 10.14.

     (D) Whenever any event described in SECTION 10.01 shall occur which shall cause the Securities to become convertible as provided in this ARTICLE X, the Company shall promptly deliver, in accordance with SECTION 11.02, written notice of the convertibility of the Securities to the Trustee and each Holder and shall, as soon practicable, but in no event later than the open of business on the first date the Securities shall become convertible as provided in this
ARTICLE X as a result of such event, publicly announce, through a reputable national newswire service, and publish on the Company's website, that the Securities have become convertible. Such written notice, public announcement and publication shall include:

          (i) a description of such event;

          (ii) a description of the periods during which the Securities shall be convertible as provided in this ARTICLE X as a result of such event;

          (iii) the anticipated effective date of such event, if applicable; and

          (iv) the procedures Holders must follow to convert their notes in accordance with this ARTICLE X, including the name and address of the Conversion Agent.

          If the Company shall fail to make such public announcement on or before the open of business on the first date the Securities shall become convertible as provided in this ARTICLE X as a result of such event, then (1) the Securities shall remain convertible for an additional Business Day for each Business Day, on or after such first date the Securities become convertible, that the Company shall fail to make such public announcement (an "EXTENSION PERIOD"); and (2) if the event causing the Securities to become convertible shall be a Make-Whole Fundamental Change, then the increased Conversion Rate applicable, pursuant to SECTION 10.14, to Securities surrendered within the time periods specified in SECTION 10.14 shall continue to apply to Securities surrendered for conversion during any such Extension Period.

     (E) A Holder may convert a portion of the principal amount of a Security if such portion is $1,000 principal amount or an integral multiple of $1,000 principal amount. Provisions of this Indenture that apply to conversion of all of a Security also apply to conversion of a portion of such Security.

     (F) Any Common Shares that are issued upon conversion of a Security that bear the Private Placement Legend shall bear the Private Placement Legend until the earlier of the second anniversary of the later of the Issue Date and the last date on which the Company or any Affiliate was the owner of such shares or the Security (or any predecessor security) from which such shares were converted (or such shorter period of time as permitted by Rule 144(k) under the

Securities Act or any successor provision thereunder) (or such longer period of time as may be required under the Securities Act or applicable state securities laws, as set forth in an Opinion of Counsel, unless otherwise agreed by the Company and the Holder thereof) (or, if earlier, the date such Common Shares are sold pursuant to Rule 144, Regulation S or an effective registration statement under the Securities Act). Any Common Shares that are issued upon conversion of a Security that bears the Canadian Private Placement Legend shall bear the Canadian Private Placement Legend until the earlier of (1) the date that is four
(4) months and one (1) day from the date of the issuance of such Security; (2) the date on which a prospectus has been filed with the appropriate Canadian securities commissions qualifying such Common Shares in Canada; and (3) the date on which such Common Shares are sold pursuant to an effective registration statement under the Securities Act.

10.02 CONVERSION PROCEDURE AND PAYMENT UPON CONVERSION.

     (A) To convert a Security, a Holder must satisfy the requirements of PARAGRAPH 11 of the Securities. The date on which the Holder satisfies all those requirements is herein referred to as the "CONVERSION DATE."

     (B) If the Conversion Date with respect to a Security tendered for conversion is on or before the Net Share Settlement Election Date and on or before the Final Notice Date applicable to such Security, then:

          (i) in the event the Company desires to elect, in accordance herewith, to pay part or all of the Conversion Consideration (excluding any cash due in respect of a fractional Common Share) due with respect to such conversion in cash, then:

               (a) the Company shall, on or before the second (2nd) Business Day (the "CASH SETTLEMENT NOTICE DEADLINE DATE") after such Conversion Date, notify the Conversion Agent in writing (a "CASH ELECTION NOTICE"), and the Conversion Agent shall notify the Holder of such Security upon such Holder's request, the dollar amount of the Conversion Consideration due with respect to such conversion that the Company elects to pay in cash (which amount shall be expressed as either 100% of such Conversion Consideration or a fixed dollar amount (the "CASH AMOUNT"), which shall not be equal to or less than zero
          (0), per $1,000 principal amount); once the Cash Election Notice is made with respect to the conversion of such Security, it shall be irrevocable as to such conversion;

               (b) such Holder may retract such conversion by delivering to the Conversion Agent, at any time on or before the second (2nd) Business Day (the "CONVERSION RETRACTION DEADLINE DATE") following such Cash Settlement Notice Deadline Date, a written notice of retraction (which shall be in a form that is reasonably acceptable to the Conversion Agent), in which event the Conversion Agent shall return such Security to such Holder and the Conversion Notice with respect to such conversion shall be null and void;

               (c) if such Holder shall not have retracted such conversion in accordance with SECTION 10.02(B)(I)(B), then the Company shall, subject to

          SECTION 10.02(F), deliver the following to such Holder, through the Conversion Agent, no later than the third (3rd) Business Day immediately following the last day of the Cash Settlement Averaging Period applicable to such conversion:

                    (1) in the event that such Cash Election Notice shall have indicated that the Company shall pay 100% of the Conversion Consideration due with respect to such conversion in cash, an amount in cash equal to the product of (1) the Conversion Rate in effect at the close of business on the last Trading Day in such Cash Settlement Averaging Period; and (2) the arithmetic average of the Applicable Cash Settlement Share Prices on each Trading Day in such Cash Settlement Averaging Period; or

                    (2) otherwise, (1) an amount in cash equal to the product of the Cash Amount and a fraction whose numerator is the principal amount of such Security subject to conversion and whose denominator is one thousand dollars ($1,000); and (2) a number of Common Shares, which shall not be less than zero (0), equal to the product of (I) a fraction whose numerator is the principal amount of such Security subject to conversion and whose denominator is one thousand dollars ($1,000) and (II) excess of
               (A) the Conversion Rate in effect at the close of business on the last Trading Day in such Cash Settlement Averaging Period over
               (B) a fraction whose numerator is such Cash Amount and whose denominator is the arithmetic average of the Applicable Cash Settlement Share Prices on each Trading Day in such Cash Settlement Averaging Period; provided, however, that the Company shall not issue fractional Common Shares and shall instead deliver cash (in addition to any other consideration payable upon such conversion) in an amount equal to the value of such fraction computed on the basis of the Volume-Weighted Average Price per Common Share on the Trading Day immediately before such Conversion Date;

          provided, however, in the event any Make-Whole Consideration is payable pursuant to SECTION 10.14, the Company shall, in addition to delivering the consideration specified above, deliver such Make-Whole Consideration within the time period specified in, and in accordance with, SECTION 10.14.

          (ii) in the event the Company shall not have timely delivered to the Conversion Agent a Cash Election Notice in accordance with SECTION 10.02(B)(I)(A) or such Cash Election Notice indicates that the Company will solely deliver Common Shares upon such conversion, then the Company shall deliver, to such Holder, through the Conversion Agent, no later than the third (3rd) Business Day immediately following such Conversion Date, a number of Common Shares equal to the product of the Conversion Rate in effect at the close of business on such Conversion Date multiplied by a fraction whose numerator is the principal amount of such Security subject to such conversion and whose denominator is one thousand dollars ($1,000); provided, however, that the Company shall not issue fractional Common Shares and shall instead deliver cash (in addition to any other consideration payable upon such conversion) in an amount equal to the value of such fraction computed on the basis of the Volume-Weighted Average Price per Common Share on the Trading Day immediately before such Conversion Date.

     If Common Shares shall be due pursuant to SECTION 10.02(B)(I)(C)(2) in respect of a Security tendered for conversion, then the person in whose name any certificate representing such Common Shares is to be registered shall be treated as a shareholder of record of the Company as of the close of business on the last Trading Day in the Cash Settlement Averaging Period applicable to such conversion. If Common Shares shall be due pursuant to
     SECTION 10.02(B)(II) in respect of a Security tendered for conversion, then the person in whose name any certificate representing such Common Shares is to be registered shall be treated as a shareholder of record of the Company as of the close of business on the Conversion Date with respect to such conversion.

     "CONVERSION CONSIDERATION" shall mean, with respect to a Security tendered for conversion, the consideration deliverable hereunder in respect of such conversion, including, if applicable, any Make-Whole Consideration.

     "CASH SETTLEMENT AVERAGING PERIOD" shall mean, with respect to a Security tendered for conversion, either (i) in the event the Conversion Date with respect to such conversion is on or before the Net Share Settlement Election Date and on or before the Final Notice Date with respect to such Security and the Company shall have timely delivered to the Conversion Agent a Cash Election Notice in accordance with SECTION 10.02(B)(I)(A), the twenty (20) consecutive Trading Days beginning on, and including, the Trading Day immediately following the Conversion Retraction Deadline Date; or (ii) in the event the Conversion Date with respect to such conversion is on or before the Net Share Settlement Election Date and after the Final Notice Date with respect to such Security and the Company shall have timely made a Cash Election Notice in accordance with SECTION 10.02(C)(I), the twenty (20) consecutive Trading Days beginning on, and including, the Trading Day immediately following such Conversion Date; or (iii) in the event the Conversion Date with respect to such conversion is after the Net Share Settlement Election Date, the twenty (20) consecutive Trading Days beginning on, and including, the Trading Day immediately following the Conversion Date applicable to such conversion.

     "APPLICABLE CASH SETTLEMENT SHARE PRICE" shall mean, with respect to a Trading Day in the applicable Cash Settlement Averaging Period, the Volume-Weighted Average Price per Common Share on such Trading Day; provided, however, that the Board of Directors shall, in its good faith determination, which shall be described in a Board Resolution, make appropriate adjustments to such Applicable Cash Settlement Share Price to account for any adjustments to the Conversion Rate which shall have become effective, or any event requiring an adjustment to the Conversion Rate where the Ex Date of such event occurs, during such Cash Settlement Averaging Period.

     "VOLUME-WEIGHTED AVERAGE PRICE" per Common Share on any Trading Day shall mean the volume-weighted average price per Common Share (expressed in U.S. dollars) on the NASDAQ Global Market or, if the Common Shares shall not be listed on the NASDAQ

     Global Market, on the principal U.S. exchange or U.S. over-the-counter market on which the Common Shares shall then be listed or traded, in each case as displayed by Bloomberg (or any successor service) in respect of the period from 9:30 a.m. to 4:00 p.m. (New York City time) on such Trading Day; provided, however, that if such volume-weighted average price shall not be available, then the Volume-Weighted Average Price per Common Share for purposes hereof shall be determined by a nationally recognized investment banking firm retained by the Company for such purpose.

     "FINAL NOTICE DATE" shall mean, with respect to a security, either (1) if such security is to be redeemed pursuant to a Redemption or Tax Redemption, the twentieth (20th) day before the applicable Redemption Date or Tax Redemption Date, as applicable, or (2) otherwise, the twentieth (20th) day before the Maturity Date.

     (C) If the Conversion Date with respect to a Security tendered for conversion is on or before the Net Share Settlement Election Date and after the Final Notice Date applicable to such Security, then the Conversion Consideration with respect to such conversion shall be determined and paid in accordance with
SECTION 10.02(B), except that:

          (i) in the event the Company desires to pay part or all of the Conversion Consideration (excluding any cash due in respect of a fractional Common Share) due with respect to such conversion in cash, the Cash Election Notice shall be made by means of a public announcement, through a reputable national newswire service, on or before such Final Notice Date, with a written copy thereof to be delivered on such Final Notice Date, to the Trustee and the Conversion Agent;

          (ii) in the event such public announcement indicates that the Company will solely deliver Common Shares upon conversion after the Final Notice Date, then the Conversion Consideration with respect to such conversion shall be determined and paid in accordance with SECTION 10.02(B)(II); and

          (iii) the Conversion Retraction Deadline Date shall be the second
     (2nd) Business Day following such Conversion Date.

     (D) If the Conversion Date with respect to a Security tendered for conversion is after the Net Share Settlement Election Date, then:

          (i) the Company shall, subject to SECTION 10.02(F), deliver, through the Conversion Agent, the following to such Holder:

               (1) an amount (the "PRINCIPAL RETURN") in cash equal to the sum of the Daily Principal Returns for each Trading Day in the Cash Settlement Averaging Period applicable to such conversion; and

               (2) if the sum of the Daily Net Shares for each Trading Day in such Cash Settlement Averaging Period is greater than or equal to one
          (1), a certificate for a number of Common Shares (the "NET SHARES") equal to such sum; provided, however, that the Company shall not issue fractional Common Shares and shall instead deliver cash (in addition to any other consideration payable upon such conversion) in an amount equal to the value of such fraction computed on the basis of the Volume-Weighted Average Price per Common Share on the Trading Day immediately before such Conversion Date;

          (ii) the Company shall deliver such Principal Return and, if applicable, such Net Shares as soon as practicable following such Conversion Date, but in no event later than the Business Day immediately after the last Trading Day in the Cash Settlement Averaging Period applicable to such conversion; provided, however, that any Make-Whole Consideration payable pursuant to SECTION 10.14 shall be delivered by the Company within the time period specified in SECTION 10.14(E); and

          (iii) if any Net Shares are due pursuant to SECTION 10.02(D)(I)(2), the person in whose name any certificate representing such Net Shares is to be registered shall be treated as a shareholder of record of the Company as of the close of business on the last Trading Day in the Cash Settlement Averaging Period applicable to such conversion.

     "DAILY PRINCIPAL RETURN" shall mean, with respect to a Trading Day, the lesser of fifty dollars ($50) and the Daily Conversion Value for such Trading Day.

     "DAILY CONVERSION VALUE" shall mean, with respect to a Trading Day, one-twentieth (1/20th) of the product of (i) the Conversion Rate in effect on such Trading Day and (ii) the Volume-Weighted Average Price per Common Share on such Trading Day.

     "DAILY NET SHARES" shall mean, with respect to a Trading Day, an amount equal to the following: (i) if the Daily Conversion Value for such Trading Day is equal to or lesser than fifty dollars ($50), then the Daily Net Shares with respect to such Trading Day shall mean an amount equal to zero
     (0); and (ii) if the Daily Conversion Value for such Trading Day exceeds fifty dollars ($50), then the Daily Net Shares with respect to such Trading Day shall mean a fraction (a) whose numerator is the excess of such Daily Conversion Value over fifty dollars ($50) and (b) whose denominator is the Volume-Weighted Average Price per Common Share on such Trading Day; provided, however, that the Board of Directors shall, in its good faith determination, which shall be described in a Board Resolution, make appropriate adjustments to such Daily Net Shares to account for any adjustments to the Conversion Rate which shall have become effective, or any event requiring an adjustment to the Conversion Rate where the Ex Date of such event occurs, during the applicable Cash Settlement Averaging Period.

     (E) The Company shall have the right to irrevocably elect (the "IRREVOCABLE NET SHARE SETTLEMENT ELECTION") that all Securities tendered for conversion, where the applicable Conversion Date is after the effective date of such election (the "NET SHARE SETTLEMENT ELECTION DATE"), shall be settled in accordance with SECTION 10.02(D). The Net Share Settlement Election Date shall be the later of the date of the public announcement referred to in the immediately following sentence and November 15, 2011. The Irrevocable Net Share Settlement Election shall be made by public announcement, through a reputable national newswire service, that the Company has made an Irrevocable Net Share Settlement Election, and such public announcement must state the effective date of such Irrevocable Net Share Settlement Election. Once such public announcement is made, such Irrevocable Net Share Settlement Election shall be irrevocable. Such election shall be at the sole discretion of the Company and need not require the consent of the Trustee or of any Holder, and the Company shall cause a written notice of such election and the effective date thereof to be mailed, on the date of such public announcement and, if different, also on such effective date, to the Trustee, the Conversion Agent and each Holder of Securities at such Holder's address as the same appears on the registry books of the Registrar.

     (F) Notwithstanding anything herein to the contrary, in no event shall the Company be required to, and in no event shall the Company, issue Common Shares as payment for Conversion Consideration to the extent, and only to the extent, such issuance is not permitted by the continued listing standards of the NASDAQ Global Market or the Toronto Stock Exchange applicable to the Company. Notwithstanding anything herein to the contrary, in no event shall the Company be required to issue Common Shares as Conversion Consideration to the extent, and only to the extent, such issuance will result in the issuance of Common Shares at an effective conversion price of less than CDN$15.83 per Common Share (subject to adjustment for stock splits, stock dividends, and similar events) without shareholder approval in accordance with the rules of the Toronto Stock Exchange; provided, however, that any failure by the Company to deliver such Common Shares as Conversion Consideration, where such delivery is otherwise required by the terms hereof, shall constitute an Event of Default pursuant to
SECTION 6.01(III).

     (G) A Holder of Securities is not entitled, as such, to any rights of a holder of Common Shares until such Holder has converted its Securities into Common Shares (to the extent Common Shares are deliverable hereunder upon such conversion) or is deemed to be a shareholder of record of the Company, as provided in this SECTION 10.02.

     (H) Except as provided in the Securities or in this ARTICLE X, no payment or adjustment will be made for accrued interest or additional interest on a converted Security or for dividends on any Common Shares issued on or prior to conversion. If any Holder surrenders a Security for conversion after the close of business on the record date for the payment of an installment of interest and prior to the related interest payment date, then, notwithstanding such conversion, the interest payable with respect to such Security on such interest payment date shall be paid on such interest payment date to the Holder of record of such Security at the close of business on such record date; provided, however, that such Security, when surrendered for conversion, must be accompanied by payment to the Conversion Agent on behalf of the Company of an amount equal to the interest payable on such interest payment date on the portion so converted unless either (i) such Security is called for Redemption pursuant to SECTION 3.04 and PARAGRAPHS 6 AND 7 of the Securities; (ii) the Company shall have, in respect of a Change in Control, specified a Change in Control Repurchase Date which is after such record date and on or before such interest payment date; (iii) such Security is surrendered for conversion after the close of business on the record date immediately preceding the Maturity Date or (iv) the Conversion Date for such Security is on or after October 15, 2009 and on or before November 15, 2009; provided further, however, that, if the Company shall have, prior to the Conversion Date with respect to a Security, defaulted in a payment of interest on such Security, then in no event shall the Holder of such Security who surrenders such Security for conversion be required to pay such defaulted interest or the interest that shall have accrued on such defaulted interest pursuant to SECTION 2.12 or otherwise (it being understood that nothing in this SECTION 10.02(H) shall affect the Company's obligations under SECTION 2.12).

     (I) If a Holder converts more than one Security at the same time, the number of full Common Shares issuable upon such conversion, if any, shall be based on the total principal amount of all Securities converted.

     (J) Upon surrender of a Security that is converted in part, the Trustee shall authenticate for the Holder a new Security equal in principal amount to the unconverted portion of the Security surrendered.

     (K) If the last day on which a Security may be converted is a Legal Holiday in a place where a Conversion Agent is located, the Security may be surrendered to that Conversion Agent on the next succeeding day that is not a Legal Holiday.

     (L) Notwithstanding anything herein to the contrary, prior to November 16, 2011, no Holder shall have an entitlement to receive consideration, upon conversion of a Security, that does not consist of Common Shares. For avoidance of doubt, the foregoing sentence shall in no way affect or limit the ability of the Company, upon conversion of a Security, to deliver consideration other than Common Shares in accordance with the provisions of this ARTICLE X.

10.03 TAXES ON CONVERSION.

     If a Holder converts its Security, the Company shall pay any documentary, stamp or similar issue or transfer tax or duty due on the issue, if any, of Common Shares upon such conversion. However, such Holder shall pay any such tax or duty which is due because such shares are issued in a name other than such Holder's name. The Conversion Agent may refuse to deliver a certificate representing the Common Shares to be issued in a name other than such Holder's name until the Conversion Agent receives a sum sufficient to pay any tax or duty which will be due because such shares are to be issued in a name other than such Holder's name. Nothing herein shall preclude any tax withholding required by law or regulation.

10.04 COMPANY TO PROVIDE STOCK.

     The Company shall at all times reserve out of its authorized but unissued Common Shares or Common Shares held in its treasury enough Common Shares to permit the conversion, in accordance herewith, of all of the Securities, assuming that all the Securities then outstanding were to be converted pursuant to SECTION 10.02(B)(II).

     All Common Shares which may be issued upon conversion of the Securities shall be validly issued, fully paid and non-assessable and shall be free of preemptive or similar rights and free of any lien or adverse claim.

     The Company shall comply with all securities laws regulating the offer and delivery of Common Shares upon conversion of Securities and shall list such shares on each national securities exchange or automated quotation system on which the Common Shares are listed.

10.05 ADJUSTMENT OF CONVERSION RATE.

     The Conversion Rate shall be subject to adjustment from time to time as follows:

               (a) In case the Company shall (1) pay a dividend in Common Shares to all holders of Common Shares, (2) make a distribution in Common Shares to all holders of Common Shares, (3) subdivide the outstanding Common Shares into a greater number of Common Shares or (4) combine the outstanding Common Shares into a smaller number of Common Shares, the Conversion Rate shall be adjusted by multiplying the Conversion Rate in effect immediately prior to close of business on the record date or effective date, as applicable, of such dividend, distribution, subdivision or combination by the number of Common Shares which a person who owns only one Common Share immediately before the record date or effective date, as applicable, of such dividend, distribution, subdivision or combination and who is entitled to participate in such dividend, distribution, subdivision or combination would own immediately after giving effect to such dividend, distribution, subdivision or combination (without giving effect to any arrangement pursuant to such dividend, distribution, subdivision or combination not to issue fractional Common Shares). Any adjustment made pursuant to this SECTION 10.05(A) shall become effective immediately after the record date in the case of a dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision or combination.

               (b) In case the Company shall issue rights or warrants to all or substantially all holders of Common Shares, entitling them, for a period expiring not more than sixty (60) days immediately following the record date for the determination of holders of Common Shares entitled to receive such rights or warrants, to subscribe for or purchase Common Shares (or securities convertible into or exchangeable or exercisable for Common Shares), at a price per share (or having a conversion, exchange or exercise price per share) that is less than the current market price (as determined pursuant to SECTION 10.05(G)) per Common Share on the record date for the determination of holders of Common Shares entitled to receive such rights or warrants, the Conversion Rate shall be increased by multiplying the Conversion Rate in effect immediately prior to such record date by a fraction of which
          (A) the numerator shall be the sum of (I) the number of Common Shares outstanding at the close of business on such record date and (II) the aggregate number of Common Shares (the "UNDERLYING SHARES") underlying all such issued rights or warrants (whether by exercise, conversion, exchange or otherwise), and (B) the denominator shall be the sum of
          (I) number of Common Shares outstanding at the close of business on such record date and (II) the number of Common Shares which the aggregate exercise, conversion, exchange or other price at which the Underlying Shares may be subscribed for or purchased pursuant to such rights or warrants would purchase at such current market price per Common Share. Such increase shall become effective immediately prior to the opening of business on the day following such record date. In no event shall the Conversion Rate be decreased pursuant to this
          SECTION 10.05(B).

               (c) In case the Company shall dividend or distribute, to all or substantially all holders of Common Shares, shares of Capital Stock of the Company or any existing or future Subsidiary (other than Common Shares), evidences of Indebtedness or other assets (other than dividends or distributions requiring an adjustment to the Conversion Rate in accordance with SECTIONS 10.05(D) OR 10.05(E)), or shall dividend or distribute to all or substantially all holders of Common Shares rights or warrants to subscribe for or purchase securities (other than dividends or distributions of rights or warrants requiring an adjustment to the Conversion Rate in accordance with SECTION 10.05(B)), then in each such case the Conversion Rate shall be increased by multiplying the Conversion Rate in effect immediately prior to the close of business on the record date for the determination of shareholders entitled to such dividend or distribution by a fraction of which (A) the numerator shall be the current market price per Common Share (as determined pursuant to SECTION 10.05(G)) on such record date and (B) the denominator shall be an amount equal to (I) such current market price per Common Share less
          (II) the fair market value (as determined in good faith by the Board of Directors, whose determination shall be conclusive and described in a Board Resolution), on such record date, of the portion of the shares of Capital Stock, evidences of Indebtedness, assets, rights and warrants to be dividended or distributed applicable to one Common Share, such increase to become effective immediately prior to the opening of business on the day following such record date; provided, however, that if such denominator is equal to or less than zero, then, in lieu of the foregoing adjustment to the Conversion Rate, the Conversion Rate shall instead be adjusted to an amount equal to one hundredth of a cent ($0.0001); provided, however, that, in lieu of adjusting the Conversion Rate pursuant to the immediately preceding proviso to an amount equal to one hundredth of a cent ($0.0001), the Company may, at its sole discretion, elect to, in lieu of adjusting the Conversion Rate pursuant to this SECTION 10.05(C) on account of such dividend or distribution, make adequate provision shall be made so that each Holder shall have the right to receive upon conversion of its Securities, in addition to any consideration otherwise payable as herein provided upon such conversion, an amount, per $1,000 principal amount of such Securities, of shares of Capital Stock, evidences of Indebtedness, assets, rights and/or warrants that a person that owns, on such record date, a number of Common Shares equal to the Conversion Rate in effect at the close of business on such record date would have received as a result of such dividend or distribution. Notwithstanding the foregoing, in the event that the Company shall distribute rights or warrants (other than distributions of rights or warrants requiring an adjustment to the Conversion Rate in accordance with SECTION 10.05(B)) to acquire Common Shares (collectively, "RIGHTS") pro rata to holders of Common Shares, the Company may, in lieu of making any adjustment pursuant to this SECTION 10.05(C), make proper provision so that each Holder of a Security who converts such Security (or any portion thereof) on or after the record date for such distribution and prior to the expiration or redemption of the Rights shall be entitled to receive upon such conversion, in addition to any consideration otherwise payable as herein provided upon such conversion, a number of Rights, per $1,000 principal amount of such Security, to be determined as follows: (i) if such conversion occurs on or prior to the date for the distribution to the holders of Rights of separate certificates evidencing such Rights (the "DISTRIBUTION DATE"), the same number of Rights to which a holder of a number of Common Shares equal to the Conversion Rate in effect at the close of business on such record date (or, in the event such distribution is pursuant to a shareholders' rights plan, equal to the number of Common Shares that would be issuable upon the conversion of such Security in accordance herewith if such Security were surrendered for conversion immediately before the close of business on such record date) would be entitled at the time of such conversion in accordance with the terms and provisions of and applicable to the Rights; and (ii) if such conversion occurs after the Distribution Date, the same number of Rights to which a holder of a number of Common Shares equal to the Conversion Rate in effect immediately prior to the Distribution Date (or, in the event such distribution is pursuant to a shareholders' rights plan, equal to the number of Common Shares that would be issuable upon conversion of such Security in accordance herewith if such Security were surrendered for conversion immediately before the close of business on the Business Day immediately preceding the Distribution Date) would have been entitled on the Distribution Date in accordance with the terms and provisions of and applicable to the Rights. Any distribution of rights or warrants pursuant to a shareholders' rights plan complying with the requirements set forth in the preceding sentence of this paragraph and with SECTION 10.13 shall not constitute a distribution of rights or warrants pursuant to this
          SECTION 10.05(C). In no event shall the Conversion Rate be decreased pursuant to this SECTION 10.05(C).

               (d) In case the Company shall, by dividend or otherwise, at any time make a distribution of cash (excluding any cash that is distributed as part of a distribution requiring a Conversion Rate adjustment pursuant to SECTION 10.05(E)) to all or substantially all holders of Common Shares, the Conversion Rate shall be increased by multiplying the Conversion Rate in effect immediately prior to the open of business on the Ex Date of such dividend or distribution by a fraction (A) whose numerator shall be the current market price per Common Share (as determined pursuant to SECTION 10.05(G)) on such record date and (B) whose denominator shall be an amount equal to (I) such current market price per Common Share less (II) the amount of the distribution per Common Share; provided, however, that the Conversion Rate shall not be adjusted pursuant to this SECTION 10.05(D) to the extent, and only to the extent, such adjustment would cause the Conversion Price to be less than one hundredth of a cent ($0.0001) (which minimum amount shall be subject to appropriate adjustments, in the good faith determination of the Board of Directors (whose determination shall be described in a Board Resolution), to account for stock splits and combinations, stock dividends, reclassifications and similar events); provided further that, if the denominator of such fraction shall be equal to or less than zero, the Conversion Rate shall be instead adjusted so that the Conversion Price is equal to one hundredth of a cent ($0.0001) (as adjusted in accordance with the immediately preceding proviso); provided further that in no event shall the Conversion Rate be adjusted pursuant to this SECTION 10.05(D) to the extent, and only to the extent, such adjustment shall reduce the Conversion Price below CDN$15.83 (subject to adjustment for stock splits, stock dividends, and similar events) without shareholder approval in accordance with the rules of the Toronto Stock Exchange. An adjustment to the Conversion Rate pursuant to this SECTION 10.05(D) shall become effective immediately prior to the opening of business on the day immediately following such record date. In no event shall the Conversion Rate be decreased pursuant to this SECTION 10.05(D).

               (e) In case the Company or any Subsidiary shall distribute cash or other consideration in respect of a tender offer or exchange offer made by the Company or any Subsidiary for all or any portion of the Common Shares where the sum of the aggregate amount of such cash distributed and the aggregate fair market value (as determined in good faith by the Board of Directors, whose determination shall be conclusive and set forth in a Board Resolution), as of the Expiration Date (as defined below), of such other consideration distributed (such sum, the "AGGREGATE AMOUNT") expressed as an amount per Common Share validly tendered or exchanged, and not withdrawn, pursuant to such tender offer or exchange offer as of the Expiration Time (as defined below) (such tendered or exchanged Common Shares, the "PURCHASED SHARES") exceeds the Closing Sale Price per Common Share on the first Trading Day after last date (such last date, the "EXPIRATION DATE") on which tenders or exchanges could have been made pursuant to such tender offer or exchange offer (as the same may be amended through the Expiration Date), then the Conversion Rate shall be increased by multiplying the Conversion Rate in effect immediately prior to the close of business on the Expiration Date by a fraction (A) whose numerator is equal to the sum of (I) the Aggregate Amount and (II) the product of (a) the Closing Sale Price per Common Share on the first Trading Day after the Expiration Date and (b) an amount equal to (i) the number of Common Shares outstanding as of the last time (the "EXPIRATION TIME") at which tenders or exchanges could have been made pursuant to such tender offer or exchange offer (including all Purchased Shares) less (ii) the Purchased Shares and (B) whose denominator is equal to the product of (I) the number of Common Shares outstanding as of the Expiration Time (including all Purchased Shares) and (II) such Closing Sale Price per Common Share.

                    An increase, if any, to the Conversion Rate pursuant to this
          SECTION 10.05(E) shall become effective immediately prior to the opening of business on the second (2nd) Business Day following the Expiration Date. In the event that the Company or a Subsidiary is obligated to purchase Common Shares pursuant to any such tender offer or exchange offer, but the Company or such Subsidiary is permanently prevented by applicable law from effecting any such purchases, or all such purchases are rescinded, then the Conversion Rate shall again be adjusted to be the Conversion Rate which would then be in effect if such tender offer or exchange offer had not been made. If the application of this SECTION 10.05(E) to any tender offer or exchange offer would result in a decrease in the Conversion Rate, no adjustment shall be made for such tender offer or exchange offer under this
          SECTION 10.05(E).

               (f) In addition to the foregoing adjustments in SUBSECTIONS (A),
          (B), (C), (D) and (E) above, the Company, from time to time and to the extent permitted by law and by the rules of the NASDAQ Global Market and the Toronto Stock Exchange, may increase the Conversion Rate by any amount for a period of at least twenty (20) days or such longer period as may be required by law, if the Board of Directors has made a determination, which determination shall be conclusive, that such increase would be in the best interests of the Company. Such Conversion Rate increase shall be irrevocable during such period. The Company shall give notice to the Trustee and cause notice of such increase to be mailed to each Holder of Securities at such Holder's address as the same appears on the registry books of the Registrar, at least fifteen (15) days prior to the date on which such increase commences.

               (g) For the purpose of any computation under SUBSECTIONS (A),
          (B), (C) OR (D) above of this SECTION 10.05, the current market price per Common Share on any date shall be deemed to be the average of the Closing Sale Prices for the ten (10) consecutive Trading Days ending on, but excluding, the earlier of such date and the Ex Date with respect to the issuance or distribution requiring such computation; provided, however, that such current market price per Common Share shall be appropriately adjusted by the Company, in its good faith determination, to account for any adjustment, pursuant hereto, to the Conversion Rate that shall become effective, or any event requiring, pursuant hereto, an adjustment to the Conversion Rate where the Ex Date of such event occurs, at any time during the period that begins on, and includes, the first day of such ten (10) consecutive Trading Days and ends on, and includes, the date when the adjustment to the Conversion Rate on account of the event requiring the computation of such current market price becomes effective.

                    The term "EX DATE," (i) when used with respect to any issuance or distribution, means the first date on which the Common Shares trade the regular way on the relevant exchange or in the relevant market from which the Closing Sale Price was obtained without the right to receive such issuance or distribution, (ii) when used with respect to any subdivision or combination of Common Shares, means the first date on which the Common Shares trade the regular way on such exchange or in such market after the time at which such subdivision or combination becomes effective, and (iii) when used with respect to any tender offer or exchange offer means the first date on which the Common Shares trade the regular way on such exchange or in such market after the expiration time of such tender offer or exchange offer (as it may be amended or extended).

10.06 NO ADJUSTMENT.

     No adjustment in the Conversion Rate pursuant to SECTION 10.05 shall be required until cumulative adjustments amount to one percent (1%) or more of the Conversion Rate as last adjusted (or, if never adjusted, the initial Conversion
Rate); provided, however, that any adjustments to the Conversion Rate which by reason of this SECTION 10.06 are not required to be made shall be carried forward and taken into account in any subsequent adjustment to the

Conversion Rate; provided further, that at the end of each fiscal year of the Company, beginning with the fiscal year ending on December 31, 2006, any adjustments to the Conversion Rate that have been, and at such time remain, deferred pursuant to this SECTION 10.06 shall be given effect, and such adjustments, if any, shall no longer be carried forward and taken into account in any subsequent adjustment to the Conversion Rate; provided further, that if the Company shall mail a notice of Redemption pursuant to SECTION 3.04, or if a Fundamental Change or Make-Whole Fundamental Change occurs, or if the Securities shall become convertible pursuant to SECTION 10.01(A)(IV) or SECTION 10.01(A)(V), then, in each case, any adjustments to the Conversion Rate that have been, and at such time remain, deferred pursuant to this SECTION 10.06 shall be given effect, and such adjustments, if any, shall no longer be carried forward and taken into account in any subsequent adjustment to the Conversion Rate. All calculations under this ARTICLE X shall be made to the nearest cent or to the nearest one-millionth of a share, as the case may be.

     If any rights, options or warrants issued by the Company and requiring an adjustment to the Conversion Rate in accordance with SECTION 10.05 are only exercisable upon the occurrence of certain triggering events, then the Conversion Rate will not be adjusted as provided in SECTION 10.05 until the earliest of such triggering event occurs. Upon the expiration or termination of any such rights, options or warrants without the exercise of such rights, options or warrants, the Conversion Rate then in effect shall be adjusted immediately to the Conversion Rate which would have been in effect at the time of such expiration or termination had such rights, options or warrants, to the extent outstanding immediately prior to such expiration or termination, never been issued.

     If any dividend or distribution is declared and the Conversion Rate is adjusted pursuant to SECTION 10.05 on account of such dividend or distribution, but such dividend or distribution is thereafter not paid or made, the Conversion Rate shall again be adjusted to the Conversion Rate which would then be in effect had such dividend or distribution not been declared.

     No adjustment to the Conversion Rate need be made pursuant to SECTION 10.05 for a transaction if Holders are to participate in the transaction without conversion on a basis and with notice that the Board of Directors determines in good faith to be fair and appropriate in light of the basis and notice on which holders of Common Shares participate in the transaction (which determination shall be described in a Board Resolution).

10.07 OTHER ADJUSTMENTS.

     In the event that, as a result of an adjustment made pursuant to this
ARTICLE X, the Holder of any Security thereafter surrendered for conversion is to receive (assuming such conversion were to be effected pursuant to SECTION 10.02(B)(II)) any shares of Capital Stock other than Common Shares, thereafter the Conversion Rate of such other shares so receivable upon conversion of any Security shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to Common Shares contained in this ARTICLE X.

10.08 ADJUSTMENTS FOR TAX PURPOSES.

     Except as prohibited by law or by the rules of the NASDAQ Global Market, the Company may make such increases in the Conversion Rate, in addition to those required by SECTION 10.05 hereof, as it determines to be advisable in order that any stock dividend, subdivision of shares, distribution of rights to purchase stock or securities or distribution of securities convertible into or exchangeable for stock made by the Company or to its shareholders will not be taxable to the recipients thereof.

10.09 NOTICE OF ADJUSTMENT.

     Whenever the Conversion Rate is adjusted, the Company shall promptly mail to Holders at the addresses appearing on the Registrar's books a notice of the adjustment and file with the Trustee an Officers' Certificate briefly stating the facts requiring the adjustment and the manner of computing it. The certificate shall be conclusive evidence of the correctness of such adjustment.

10.10 NOTICE OF CERTAIN TRANSACTIONS.

     In the event that:

                    (1) the Company takes any action, or becomes aware of any
               event, which would require an adjustment in the Conversion Rate,

                    (2) the Company takes any action that would require a
               supplemental indenture pursuant to SECTION 10.11, or

                    (3) there is a dissolution or liquidation of the Company,

the Company shall mail to Holders at the addresses appearing on the Registrar's books and the Trustee a written notice stating the proposed record, effective or expiration date, as the case may be, of any transaction referred to in CLAUSE
(1), (2) or (3) of this SECTION 10.10. The Company shall mail such notice at least twenty (20) days before such date; however, failure to mail such notice or any defect therein shall not affect the validity of any transaction referred to in CLAUSE (1), (2) or (3) of this SECTION 10.10.

10.11 EFFECT OF RECLASSIFICATIONS, CONSOLIDATIONS, MERGERS, BINDING SHARE EXCHANGES OR SALES ON CONVERSION PRIVILEGE.

     (A) Except as provided in SECTION 10.11(B), if any of the following shall occur (each a "COMMON SHARE CHANGE TRANSACTION"), namely: (i) any reclassification or change in the Common Shares issuable upon conversion of Securities (other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination of Common Shares), (ii) any consolidation, amalgamation, statutory arrangement, merger or binding share exchange to which the Company is a party other than a merger in which the Company is the continuing Person and which does not result in any reclassification of, or change (other than a change in name, or par value, or from par value to no par value, or from no par value to par value or as a result of a subdivision or combination) in, the

Common Shares or (iii) any sale, transfer, lease, conveyance or other disposition of all or substantially all of the property or assets of the Company, or of the Company and the Subsidiaries on a consolidated basis, in each case pursuant to which the Common Shares would be converted into or exchanged for, or would constitute solely the right to receive, cash, other securities or other property, then the Company or such successor or purchasing Person, as the case may be, shall, as a condition precedent to such reclassification, change, consolidation, amalgamation, statutory arrangement, merger, binding share exchange, sale, transfer, lease, conveyance or disposition, execute and deliver to the Trustee a supplemental indenture in form reasonably satisfactory to the Trustee providing that, at and after the effective time of such reclassification, change, consolidation, amalgamation, statutory arrangement, merger, binding share exchange, sale, transfer, lease, conveyance or disposition, the Holder of each Security then outstanding shall have the right to convert such Security (if otherwise convertible pursuant to this ARTICLE X) into the kind and amount of cash, securities or other property (collectively, "REFERENCE PROPERTY") receivable upon such reclassification, change, consolidation, amalgamation, statutory arrangement, merger, binding share exchange, sale, transfer, lease, conveyance or disposition by a holder of a number of Common Shares equal to a fraction whose denominator is one thousand (1,000) and whose numerator is the product of the principal amount of such Security and the Conversion Rate in effect immediately prior to such reclassification, change, consolidation, amalgamation, statutory arrangement, merger, binding share exchange, sale, transfer, lease, conveyance or disposition (assuming, if holders of Common Shares shall have the opportunity to elect the form of consideration to receive pursuant to such reclassification, change, consolidation, merger, binding share exchange, sale, transfer, lease, conveyance or disposition, that the Collective Election shall have been made with respect to such election); provided, however, that (1) at and after the effective time of such reclassification, change, consolidation, amalgamation, statutory arrangement, merger, binding share exchange, sale, transfer, lease, conveyance or disposition, (a) the Company shall continue to have the right to elect to pay in cash all or a portion of the Conversion Consideration due upon a conversion in accordance with SECTIONS 10.02(B) and 10.02(C), provided the Company shall not have theretofore made an Irrevocable Net Share Settlement Election and (b) the Company shall continue to have the right to make an Irrevocable Net Share Settlement Election in accordance with SECTION 10.02, provided the Company shall not have made such an election prior to such effective time; (2) in the event the Company shall have made an Irrevocable Net Share Settlement Election and the Net Share Settlement Election Date shall be at or prior to such effective time, then such Irrevocable Net Share Settlement Election shall continue to be in effect following such effective time and shall continue to be irrevocable; and
(3) at and after such effective time, the Volume-Weighted Average Price used to calculate the amount of cash or Reference Property due upon conversion of a Security shall be calculated based on the volume-weighted average price (or, if such price is not available, the fair value) of the Reference Property instead of the Volume-Weighted Average Price per Common Share. If holders of Common Shares shall have the opportunity to elect the form of consideration to receive pursuant to such reclassification, change, consolidation, amalgamation, statutory arrangement, merger, binding share exchange, sale, transfer, lease, conveyance or disposition, then the Company shall make adequate provision to give Holders, treated as a single class, a reasonable opportunity to elect (the "COLLECTIVE ELECTION") the form of such consideration for purposes of determining the composition of the Reference Property referred to in the immediately preceding sentence, and once such election is made, such election shall apply to all Holders after the effective time of such reclassification, change, consolidation, amalgamation, statutory arrangement, merger, binding share exchange, sale, transfer, lease, conveyance or disposition. The supplemental indenture referred to in the first sentence of this paragraph shall provide for adjustments of the Conversion Rate which shall be as nearly equivalent as may be practicable to the adjustments of the Conversion Rate provided for in this ARTICLE X. The foregoing, however, shall not in any way affect the right a Holder of a Security may otherwise have, pursuant to SECTION 10.05(C), SECTION 10.05(B) or SECTION 10.13, to receive rights or warrants upon conversion of a Security. If, in the case of any such consolidation, amalgamation, statutory arrangement, merger, binding share exchange, sale, transfer, lease, conveyance or disposition, the stock or other securities and property (including cash) receivable thereupon by a holder of Common Shares includes shares of stock or other securities and property of a Person other than the successor or purchasing Person, as the case may be, in such consolidation, amalgamation, statutory arrangement, merger, binding share exchange, sale, transfer, lease, conveyance or disposition, then such supplemental indenture shall also be executed by such other Person and shall contain such additional provisions to protect the interests of the Holders of the Securities as the Board of Directors in good faith shall reasonably determine necessary by reason of the foregoing (which determination shall be described in a Board Resolution). The provisions of this SECTION 10.11 shall similarly apply to successive consolidations, amalgamations, statutory arrangements, mergers, binding share exchanges, sales, transfers, leases, conveyances or dispositions.

     In the event the Company shall execute a supplemental indenture pursuant to this SECTION 10.11, the Company shall promptly file with the Trustee an Officers' Certificate briefly stating the reasons therefor, the kind or amount of shares of stock or securities or property (including cash) receivable by Holders of the Securities upon the conversion of their Securities after any such reclassification, change, consolidation, amalgamation, statutory arrangement, merger, binding share exchange, sale, transfer, lease, conveyance or disposition and any adjustment to be made with respect thereto.

     The Company shall not become a party to any such reclassification, change, consolidation, amalgamation, statutory arrangement, merger, binding share exchange, sale, transfer, lease, conveyance or disposition unless the terms thereof are consistent with this SECTION 10.11.

     (B) Notwithstanding SECTION 10.11(A), if, before the date that is five (5) years and one (1) day after the last date of original issuance of Securities (which includes any exercise of the Option), a Common Share Change Transaction shall occur and SECTION 10.11(A) shall, on account of such Common Share Change Transaction, otherwise entitle Holders to receive, upon conversion of the Securities, any property (including cash) or securities ("INELIGIBLE CONSIDERATION") that would not constitute "prescribed securities" ("PRESCRIBED SECURITIES") for the purpose of clause 212(1)(b)(vii)(E) of the Income Tax Act (Canada) (the "CANADIAN INCOME TAX ACT"), then SECTION 10.11(A) shall apply to such Common Share Change Transaction, except that: (1) Holders shall not have any right to receive such Ineligible Consideration; (2) the Company or the successor or acquiror, as the case may be, shall have the right (at the sole option of the Company, such successor or such acquiror, as the case may be) to elect (the "CONVERSION CONSIDERATION ELECTION") to satisfy the obligation, if any, pursuant hereto to deliver, as Conversion Consideration, common shares of the Company by instead delivering either (a) such Ineligible Consideration or
(b) Prescribed Securities with a market value comparable to that of the Ineligible Consideration; and (3) the Company shall, at least thirty (30) calendar days prior to the effective date of such Common Share Change Transaction, (a) publicly announce, through a reputable national newswire service, the consideration elected by the Company to be payable upon conversion of the Securities after such effective date, and (b) cause written notice of the same to be mailed to each Holder at the address of such Holder appearing in the security register.

10.12 TRUSTEE'S DISCLAIMER.

     None of the Trustee, the Bid Solicitation Agent or any other conversion agent shall be at any time under any duty or responsibility to any Holder to determine or calculate the Conversion Rate or whether any facts exist which may require any adjustment of the Conversion Rate, or with respect to the nature or extent or calculation of any such adjustment when made, or with respect to the method employed, whether herein or in any supplemental indenture. None of the Trustee, the Bid Solicitation Agent or any other conversion agent shall be accountable with respect to the validity or value (or the kind or amount) of any Common Shares, or of any capital stock, other securities or other assets or property, which may at any time be issued or delivered upon the conversion of any Securities, and none of the Trustee, the Bid Solicitation Agent or any other conversion agent makes any representations with respect thereto. Neither the Trustee, the Bid Solicitation Agent nor any conversion agent shall be responsible for any failure of the Company to issue, transfer or deliver any Common Shares or stock certificates or other securities or property or cash upon the surrender of any Securities for the purpose of conversion or to comply with any of the duties, responsibilities or covenants of the Company contained in this ARTICLE X. Without limiting the generality of the foregoing, neither the Trustee, the Bid Solicitation Agent nor any conversion agent shall be under any responsibility to determine the correctness of any provisions contained in any supplemental indenture entered into pursuant to SECTION 10.11 relating either to the kind or amount of shares of capital stock or other securities or other assets or property (including cash) receivable by Holders upon the conversion Securities after any event referred to in such SECTION 10.11 or relating to to any Conversion Rate adjustment to be made with respect thereto, but may accept as conclusive evidence of the correctness of any such provisions, and shall be protected in relying upon, the Officers' Certificate (which the Company shall be obligated to deliver to the Trustee prior to the execution of any such supplemental indenture) with respect thereto.

     In connection with the performance of its duties as Conversion Agent, the Trustee shall open and maintain a special, segregated, non-interest bearing trust account for the purpose of receiving any amount of shares of capital stock or other securities or other assets or property (including cash) receivable by Holders upon the conversion of Securities.

10.13 RIGHTS DISTRIBUTIONS PURSUANT TO SHAREHOLDERS' RIGHTS PLANS.

     For avoidance of doubt, the Company shall make provision for the Holder of each Security tendered for conversion pursuant hereto to enjoy the rights described in any shareholders' rights plan the Company may have in effect at such time (whether or not the rights have been separated from the Common Shares prior to the time of conversion), but only to the extent such Holder is to receive Common Shares upon such conversion.

10.14 INCREASED CONVERSION RATE APPLICABLE TO CERTAIN NOTES SURRENDERED IN CONNECTION WITH MAKE-WHOLE FUNDAMENTAL CHANGES.

     (A) Notwithstanding anything herein to the contrary, the Conversion Rate applicable to each Security that is surrendered for conversion, in accordance with this ARTICLE X, at any time during the period (the "MAKE-WHOLE CONVERSION PERIOD") that begins on, and includes, the date that is thirty (30) calendar days prior to the date originally announced by the Company as the anticipated effective date of a Make-Whole Fundamental Change (which anticipated effective date the Company shall disclose, in good faith, in the written notice, public announcement and publication referred to in SECTION 10.14(F)) and ends on, and includes, the date that is forty (40) Business Days after the actual effective date of such Make-Whole Fundamental Change (or, if such Make-Whole Fundamental Change also constitutes a Change in Control, the Change in Control Repurchase Date applicable to such Change in Control) shall be increased to an amount equal to the Conversion Rate that would, but for this SECTION 10.14, otherwise apply to such Security pursuant to this ARTICLE X, plus an amount equal to the Make-Whole Applicable Increase; provided, however, that such increase to the Conversion Rate shall not apply if such Make-Whole Fundamental Change is announced by the Company but shall not be consummated.

          The additional consideration payable hereunder on account of any increase to the Conversion Rate made pursuant to this SECTION 10.14 with respect to a Security surrendered for conversion is herein referred to as the "MAKE-WHOLE CONSIDERATION." For avoidance of doubt, the amount of the Make-Whole Consideration due upon the conversion of a Security shall be based on the Cash Settlement Averaging Period and Volume-Weighted Average Prices applicable to such conversion pursuant to SECTION 10.02.

     (B) As used herein, "MAKE-WHOLE APPLICABLE INCREASE" shall mean, with respect to a Make-Whole Fundamental Change, the amount, set forth in the following table, which corresponds to the effective date of such Make-Whole Fundamental Change (the "EFFECTIVE DATE") and the Applicable Price of such Make-Whole Fundamental Change:

                                                       EFFECTIVE DATE
                   --------------------------------------------------------------------------------------
                   November 3,   November 15,   November 15,   November 15,   November 15,   November 20,
APPLICABLE PRICE       2006           2007           2008           2009           2010           2011
----------------   -----------   ------------   ------------   ------------   ------------   ------------
$16.43..........      10.14          10.14          10.14          10.14          10.14          10.14
$20.00..........      10.14          10.14          10.14           9.67           7.41           0.00
$25.00..........       6.83           7.45           6.53           5.29           3.38           0.00
$30.00..........       4.21           4.75           4.05           3.15           1.85           0.00
$35.00..........       2.64           3.15           2.64           2.01           1.21           0.00
$40.00..........       1.65           2.14           1.78           1.35           0.89           0.00
$45.00..........       1.00           1.48           1.23           0.95           0.69           0.00
$50.00..........       0.57           1.04           0.87           0.70           0.60           0.00
$55.00..........       0.28           0.75           0.64           0.54           0.55           0.00
$60.00..........       0.10           0.55           0.50           0.50           0.50           0.00

          provided, however, that:

          (i) if the actual Applicable Price of such Make-Whole Fundamental Change is between two (2) prices listed in the table above under the column titled "Applicable Price," or if the actual Effective Date of such Make-Whole Fundamental Change is between two dates listed in the table above in the row immediately below the title "Effective Date," then the Make-Whole Applicable Increase for such Make-

     Whole Fundamental Change shall be determined by linear interpolation between the Make-Whole Applicable Increases set forth for such two prices, or for such two dates based on a three hundred and sixty five (365) day year, as applicable;

          (ii) if the actual Applicable Price of such Make-Whole Fundamental Change is greater than $60.00 per share (subject to adjustment as provided in SECTION 10.14(B)(III)), or if the actual Applicable Price of such Make-Whole Fundamental Change is less than $16.43 per share (subject to adjustment as provided in SECTION 10.14(B)(III)), then the Make-Whole Applicable Increase shall be equal to zero (0);

          (iii) if an event occurs that requires, pursuant to this ARTICLE X (other than solely pursuant to this SECTION 10.14), an adjustment to the Conversion Rate, then, on the date and at the time such adjustment is so required to be made, each price set forth in the table above under the column titled "Applicable Price" shall be deemed to be adjusted so that such price, at and after such time, shall be equal to the product of (1) such price as in effect immediately before such adjustment to such price and (2) a fraction whose numerator is the Conversion Rate in effect immediately before such adjustment to the Conversion Rate and whose denominator is the Conversion Rate to be in effect, in accordance with this
     ARTICLE X, immediately after such adjustment to the Conversion Rate;

          (iv) each Make-Whole Applicable Increase amount set forth in the table above shall be adjusted in the same manner in which, and for the same events for which, the Conversion Rate is to be adjusted pursuant to SECTION
     10.01 through SECTION 10.13; and

          (v) in no event shall the Conversion Rate applicable to any Security be increased pursuant to this SECTION 10.14 to the extent, but only to the extent, such increase shall not be permitted by the continued listing standards of the NASDAQ Global Market or the Toronto Stock Exchange applicable to the Company; provided, however, that any reduction, pursuant to this SECTION 10.14(B)(V), in such increase to the Conversion Rate shall be made by the Company in good faith and, to the extent practical, pro rata in accordance with the principal amount of Securities surrendered for conversion in connection with the applicable Make-Whole Fundamental Change.

     (C) Notwithstanding anything herein to the contrary, the Make-Whole Applicable Increase applicable to a Make-Whole Fundamental Change shall be deemed to be zero (0) if the Closing Sale Price per Common Share for each of the five (5) consecutive Trading Days immediately preceding the Effective Date of such Make-Whole Fundamental Change is greater than sixty dollars ($60.00) (which dollar amount shall be subject to appropriate adjustments, in the good faith determination of the Board of Directors (whose determination shall be described in a Board Resolution), to account for stock splits and combinations, stock dividends, reclassifications and similar events).

     (D) As used herein, "APPLICABLE PRICE" shall have the following meaning with respect to a Make-Whole Fundamental Change: (a) if such Make-Whole Fundamental Change constitutes a Common Shares Change Make-Whole Fundamental Change and the consideration

(excluding cash payments for fractional shares or pursuant to statutory appraisal rights) for the Common Shares in such Make-Whole Fundamental Change consists solely of cash, then the "Applicable Price" with respect to such Make-Whole Fundamental Change shall be equal to the cash amount paid per Common Share in such Make-Whole Fundamental Change; (b) if such Make-Whole Fundamental Change constitutes an Asset Sale Make-Whole Fundamental Change and the consideration paid for the property and assets of the Company or the Subsidiaries consists solely of cash, then the "Applicable Price" with respect to such Make-Whole Fundamental Change shall be equal to the cash amount paid for the property and assets of the Company, expressed as an amount per Common Share outstanding on the Effective Date of such Make-Whole Fundamental Change; and (c) in all other circumstances, the "Applicable Price" with respect to such Make-Whole Fundamental Change shall be equal to the average of the Closing Sale Prices per Common Share for the five (5) consecutive Trading Days immediately preceding the Effective Date of such Make-Whole Fundamental Change, which average shall be appropriately adjusted by the Board of Directors, in its good faith determination (which determination shall be described in a Board Resolution), to account for any adjustment, pursuant hereto, to the Conversion Rate that shall become effective, or any event requiring, pursuant hereto, an adjustment to the Conversion Rate where the Ex Date of such event occurs, at any time during such five (5) consecutive Trading Days.

     (E) The Make-Whole Consideration due upon a conversion of a Security by a Holder shall be paid as soon as practicable after the Conversion Date of such conversion, but in no event later than the second (2nd) Business Day after the later of (1) the date such Holder surrenders such Security for such conversion;
(2) the last Trading Day in the applicable Cash Settlement Averaging Period; and
(3) the Effective Date of the applicable Make-Whole Fundamental Change. The consideration in which the Make-Whole Consideration is payable shall be determined in accordance herewith, including, without limitation, in accordance with SECTION 10.02 and, to the extent applicable, SECTION 10.11. In the event a conversion of a Security is made on or before the Net Share Settlement Election Date and the Company shall have duly given or made a Cash Election Notice in accordance with SECTION 10.02(B)(I)(A) or 10.02(C)(I), as applicable, then, the amount and composition of the Make-Whole Consideration due upon such conversion shall be such that the portion of the entire Conversion Consideration (including the Make-Whole Consideration) to be paid in cash complies with the amount specified in such Cash Election Notice to be paid in cash.

     (F) At least thirty (30) calendar days before the anticipated effective date of each proposed Make-Whole Fundamental Change, the Company shall mail to each Holder, in accordance with SECTION 11.02, written notice of, and shall publicly announce, through a reputable national newswire service, and publish on the Company's website, the anticipated effective date of such proposed Make-Whole Fundamental Change. Each such notice, announcement and publication shall also state that, in connection with such Make-Whole Fundamental Change, the Company shall increase, in accordance herewith, the Conversion Rate applicable to Securities entitled as provided herein to such increase (along with a description of how such increase shall be calculated and the time periods during which Securities must be surrendered in order to be entitled to such increase). No later than the third Business Day after the Effective Date of each Make-Whole Fundamental Change, the Company shall mail, in accordance with
SECTION 11.02, written notice of, and shall publicly announce, through a reputable national newswire service, and publish on the Company's website, such Effective Date and the Make-Whole Applicable Increase applicable to such Make-Whole Fundamental Change.

     (G) For avoidance of doubt, the provisions of this SECTION 10.14 shall not affect or diminish the Company's obligations, if any, pursuant to ARTICLE IV with respect to a Make-Whole Fundamental Change.

     (H) Nothing in this SECTION 10.14 shall prevent an adjustment to the Conversion Rate pursuant to SECTION 10.05 in respect of a Make-Whole Fundamental Change.

10.15 ADJUSTMENT TO THE CONVERSION RATE FROM, AND INCLUDING, OCTOBER 15, 2009 TO, AND INCLUDING, NOVEMBER 15, 2009.

     (A) At the open of business on October 15, 2009 (or, if such date is not a Business Day, the first Business Day thereafter), the Conversion Rate shall be adjusted (the "SECTION 10.15 CONVERSION RATE ADJUSTMENT") to an amount (the "INITIAL SECTION 10.15 CONVERSION RATE") equal to a fraction whose numerator is one thousand dollars ($1,000) and whose denominator is the arithmetic average of the Closing Sale Prices per Common Share during the twenty (20) Trading Days immediately preceding, and including, the third (3rd) Business Day immediately preceding October 15, 2009, which average shall be appropriately adjusted, by the Board of Directors, in its good faith determination, which shall be described in a Board Resolution, to account for any adjustments to the Conversion Rate which shall have become effective, or any event requiring an adjustment to the Conversion Rate where the Ex Date of such event occurs, during such twenty (20) Trading Days; provided, however, that no such Section 10.15 Conversion Rate Adjustment shall be made if both (1) the Initial Section 10.15 Conversion Rate is less than the Conversion Rate that would otherwise be in effect at the open of business on October 15, 2009 (or, if such date is not a Business Day, the first Business Day thereafter) after giving effect to any other adjustments to the Conversion Rate required to be made pursuant to this
ARTICLE X; and (2) at October 15, 2009, the Securities shall be presently convertible pursuant to SECTION 10.01(A)(I), SECTION 10.01(A)(II), SECTION 10.01(A)(III), SECTION 10.01(A)(IV) or SECTION 10.01(A)(V).

     (B) If the Conversion Rate shall have been adjusted pursuant to SECTION 10.15(A), then:

          (i) at the open of business on the Business Day immediately after November 15, 2009, the Conversion Rate will be readjusted back to the Conversion Rate that would have been in effect at such time if no Section
     10.15 Conversion Rate Adjustment had occurred (for avoidance of doubt, after giving effect to any other adjustments to the Conversion Rate that were required to be made pursuant hereto from, and including, the open of business on October 15, 2009 (or, if such date is not a Business Day, the first Business Day thereafter) to, and including, the open of business on the Business Day immediately after November 15, 2009, assuming the Section
     10.15 Conversion Rate Adjustment had not occurred);

          (ii) if the Company decides to seek shareholder approval in connection with the issuance of Common Shares due as Conversion Consideration upon any conversion of a Security where the Conversion Date of such conversion on or after October 15, 2009 and on or before November 15, 2009, then, notwithstanding anything herein to the contrary, the Company shall be permitted to delay the due date by which the Conversion Consideration with respect to such conversion would otherwise be due pursuant hereto until the fifth (5) Business Day after the obtaining of such requisite approval, which approval shall be obtained no later than January 15, 2010; provided, however, that nothing in this paragraph shall prevent the occurrence of a Default or Event of Default if the Company shall fail to deliver such Conversion Consideration by the due date permitted by this paragraph and the other terms hereof.

     (C) Notwithstanding anything herein to the contrary, a Holder that converts a Security where the Conversion Date is on or after October 15, 2009 and on or before November 15, 2009 shall be entitled to receive from the Company, in cash (in addition to any other Conversion Consideration otherwise due upon such conversion), unpaid interest that has accrued on the portion of such Security being converted to, but excluding, such Conversion Date; provided, however, that if such Conversion Date is after a record date and on or before the related interest payment date, then unpaid interest that has accrued to, but excluding, such interest payment date shall be paid, on such interest payment date, to the Holder of record of such Security at the close of business on such record date, and the Holder converting such Security shall not be entitled to such accrued and unpaid interest unless such Holder was also such record holder. Notwithstanding anything herein to the contrary, a Holder that converts a Security where the Conversion Date is on or after October 15, 2009 and on or before November 15, 2009 shall not be required to make any payment to the Conversion Agent upon such conversion.

10.16 MANDATORY CONVERSION AT THE COMPANY'S ELECTION.

     (A) If a Make-Whole Fundamental Change occurs, then the Company, at its option, may elect (a "MANDATORY CONVERSION ELECTION") to cause all, but not less than all, of the outstanding Securities to be automatically converted, in accordance with ARTICLE X and this SECTION 10.16.

     (B) If the Company shall make a Mandatory Conversion Election in connection with a Make-Whole Fundamental Change, then, notwithstanding anything herein to the contrary, the following provisions shall apply:

          (i) The Company shall publicly announce (the "AUTOMATIC CONVERSION NOTICE"), through a reputable national newswire service, such election no later than the fifth (5th) Business Day after the Effective Date of the such Make-Whole Fundamental Change, such public announcement to be irrevocable once made and a condition precedent to such Mandatory Conversion Election.

          (ii) Each Security outstanding as of the close of business on the first Business Day (the "AUTOMATIC CONVERSION DATE") after the Make-Whole Conversion Period applicable to such Make-Whole Fundamental Change shall be deemed to be converted (the "AUTOMATIC CONVERSION") as follows:

               (a) the Conversion Date of such Security shall be the Automatic Conversion Date;

               (b) the Conversion Consideration shall be determined in accordance with SECTION 10.02(B), 10.02(C) or 10.02(D), as applicable, except that:

                    (1) if such Conversion Consideration is to be determined in accordance with SECTION 10.02(B) or 10.02(C), then, in lieu of making the Cash Election Notice with respect to such Automatic Conversion in accordance with such Section, such Cash Election Notice shall be stated in such Automatic Conversion Notice;

                    (2) if such Conversion Consideration is to be determined in accordance with SECTION 10.02(B) or 10.02(C), then the Holder of such Security shall not have the right to retract such Automatic Conversion;

                    (3) if such Conversion Consideration is to be determined in accordance with SECTION 10.02(B), the Conversion Retraction Deadline Date shall, solely for purposes of determining the Cash Settlement Averaging Period applicable to such Automatic Conversion, be deemed to be the Conversion Date;

                    (4) there shall be added, to Conversion Rate(s) used to
               determine the composition and amount of such Conversion Consideration, an amount equal to the Make-Whole Applicable Increase applicable to such Make-Whole Fundamental Change, which Make-Whole Applicable Increase shall be adjusted in the same manner in which, and for the same events for which, the Conversion Rate is to be adjusted pursuant to SECTION 10.01 through SECTION 10.13; and

                    (5) the Holder of such Security shall not be entitled to
               receive any Conversion Consideration with respect to such Automatic Conversion until such Holder has tendered such Security to the Conversion Agent.

                                XI. MISCELLANEOUS

11.01 TRUST INDENTURE ACT CONTROLS.

     If any provision of this Indenture limits, qualifies or conflicts with another provision which is required to be included in this Indenture by the TIA, the required provision of the TIA shall control.

11.02 NOTICES.

     Any notice or communication by the Company or the Trustee to the other is duly given if in writing and delivered in person, mailed by first-class mail or by express delivery to the other party's address stated in this SECTION 11.02 or transmitted by facsimile to the other party at the facsimile number of such party stated in this SECTION 11.02. The Company or the Trustee by notice to the other may designate additional or different addresses or facsimile numbers for subsequent notices or communications.

     Any notice or communication to a Holder shall be mailed to its address shown on the register kept by the Registrar. Failure to mail a notice or communication to a Holder or any defect in it shall not affect its sufficiency with respect to other Holders.

     If a notice or communication is mailed, or transmitted by facsimile with proof of transmission, in the manner provided above, it is duly given, whether or not the addressee receives it.

     If the Company mails a notice or communication to Holders, it shall mail or transmit by facsimile a copy to the Trustee and each Securities Agent at the same time.

     All notices or communications shall be in writing.

     The Company's address is:

     Neurochem Inc.
     275 Armand-Frappier Boulevard
     Laval, Quebec H7V 4A7
     Canada
     Attention: General Counsel
     Facsimile: 450-680-4501

     The Trustee's address is:

     The Bank of New York
     101 Barclay Street - 21W
     New York, NY 10286
     Attention: Global Trust Services
     Facsimile: 212-815-5802

11.03 COMMUNICATION BY HOLDERS WITH OTHER HOLDERS.

     Holders may communicate pursuant to TIA Section 312(b) with other Holders with respect to their rights under this Indenture or the Securities. The Company, the Trustee, the Registrar and anyone else shall have the protection of TIA Section 312(c).

11.04 CERTIFICATE AND OPINION AS TO CONDITIONS PRECEDENT.

     Upon any request or application by the Company to the Trustee to take any action under this Indenture, the Company shall furnish to the Trustee:

          (i) an Officers' Certificate stating that, in the opinion of the signatories to such Officers' Certificate, all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with; and

          (ii) an Opinion of Counsel stating that, in the opinion of such counsel, all such conditions precedent have been complied with.

     Each signatory to an Officers' Certificate or an Opinion of Counsel may (if so stated) rely, effectively, upon an Opinion of Counsel as to legal matters and an Officers' Certificate or certificates of public officials as to factual matters if such signatory reasonably and in good faith believes in the accuracy of the document relied upon.

11.05 STATEMENTS REQUIRED IN CERTIFICATE OR OPINION.

     Each Officers' Certificate or Opinion of Counsel with respect to compliance with a condition or covenant provided for in this Indenture shall include:

          (i) a statement that the person making such certificate or opinion has read such covenant or condition;

          (ii) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

          (iii) a statement that, in the opinion of such person, he or she has made such examination or investigation as is necessary to enable him or her to express an informed opinion as to whether or not such covenant or condition has been complied with; and

          (iv) a statement as to whether or not, in the opinion of such person, such condition or covenant has been complied with.

11.06 RULES BY TRUSTEE AND AGENTS.

     The Trustee may make reasonable rules for action by or at a meeting of Holders. The Registrar, Paying Agent or Conversion Agent may make reasonable rules and set reasonable requirements for their respective functions.

11.07 LEGAL HOLIDAYS.

     A "LEGAL HOLIDAY" is a Saturday, a Sunday or a day on which banking institutions are not required to be open in the City of New York, in the State of New York or in the city in which the Trustee administers its corporate trust business. If a payment date is a Legal Holiday at a place of payment, payment may be made at that place on the next succeeding day that is not a Legal Holiday, and no interest shall accrue on that payment for the intervening period.

     A "BUSINESS DAY" is a day other than a Legal Holiday.

11.08 DUPLICATE ORIGINALS.

     The parties may sign any number of copies of this Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. Delivery of an executed counterpart by facsimile shall be effective as delivery of a manually executed counterpart thereof.

11.09 GOVERNING LAW.

     The laws of the State of New York, without regard to principles of conflicts of law, shall govern this Indenture and the Securities.

11.10 NO ADVERSE INTERPRETATION OF OTHER AGREEMENTS.

     This Indenture may not be used to interpret another indenture, loan or debt agreement of the Company or any of its Subsidiaries. Any such indenture, loan or debt agreement may not be used to interpret this Indenture.

11.11 SUCCESSORS.

     All agreements of the Company in this Indenture and the Securities shall bind its successors. All agreements of the Trustee in this Indenture shall bind its successors.

11.12 SEPARABILITY.

     In case any provision in this Indenture or in the Securities shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby and a Holder shall have no claim therefor against any party hereto.

11.13 TABLE OF CONTENTS, HEADINGS, ETC.

     The Table of Contents, Cross-Reference Table and headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, are not to be considered a part hereof and shall in no way modify or restrict any of the terms or provisions hereof.

11.14 CALCULATIONS IN RESPECT OF THE SECURITIES.

     The Company and its agents shall make all calculations under this Indenture and the Securities in good faith. In the absence of manifest error, such calculations shall be final and binding on all Holders. The Company shall provide a copy of such calculations to the Trustee as required hereunder, and, absent such manifest error, the Trustee shall be entitled to rely on the accuracy of any such calculation without independent verification.

11.15 AGENT FOR SERVICE OF PROCESS.

     The Company hereby irrevocably appoints CT Corporation System, 111 Eighth Avenue, New York, NY 10011, (212) 894-8400, as its agent to accept and acknowledge on its behalf service of any and all process which may be served in any action, proceeding or counterclaim in any way relating to or arising out of this Indenture.

  [THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK; SIGNATURE PAGE FOLLOWS]

     IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed as of the date first above written.

                                        NEUROCHEM INC.


                                        By: /s/ Mariano Rodriguez
                                            ------------------------------------
                                            Name:  Mariano Rodriguez
                                            Title: Vice President of Finance
                                                   and CFO


                                        THE BANK OF NEW YORK, as Trustee


                                        By: /s/ Lici Zhu
                                            ------------------------------------
                                            Name:  Lici Zhu
                                            Title: Assistant Treasurer

                                                                       EXHIBIT A

                               [Face of Security]

                                 NEUROCHEM INC.

Certificate No. _______

    [INSERT PRIVATE PLACEMENT LEGEND AND GLOBAL SECURITY LEGEND AS REQUIRED]

                       6% Convertible Senior Note due 2026

                             CUSIP No. ____________

     Neurochem Inc., a corporation organized under the Canada Business Corporations Act (the "COMPANY"), for value received, hereby promises to pay to [Cede & Co., or its registered assigns,] the principal sum of _____________________ dollars ($__________) on November 15, 2026 and to pay interest thereon, as provided on the reverse hereof, until the principal and any unpaid and accrued interest are paid or duly provided for.

     Interest Payment Dates: May 15 and November 15, with the first payment to be made on May 15, 2007.

     Record Dates: May 1 and November 1.

     The provisions on the back of this certificate are incorporated as if set forth on the face hereof.

     IN WITNESS WHEREOF, Neurochem Inc. has caused this instrument to be duly signed.

                                        NEUROCHEM INC.


                                        By:
                                            ------------------------------------
                                        Name:
                                              ----------------------------------
                                        Title:
                                               ---------------------------------

Dated:
       ----------------

TRUSTEE'S CERTIFICATE OF
AUTHENTICATION

This is one of the Securities
referred to in the within-mentioned
Indenture.

The Bank of New York, as Trustee


By:
    ---------------------------------
          Authorized Signatory

Dated:
       ----------------

                              [REVERSE OF SECURITY]

                                 NEUROCHEM INC.

                       6% CONVERTIBLE SENIOR NOTE DUE 2026

     1. INTEREST. Neurochem Inc., a corporation organized under the Canada Business Corporations Act (the "COMPANY"), promises to pay interest on the principal amount of this Security at the rate per annum shown above. The Company will pay interest, payable semi-annually in arrears, on May 15 and November 15 of each year, with the first payment to be made on May 15, 2007. Interest on the Securities will accrue on the principal amount from, and including, the most recent date to which interest has been paid or provided for or, if no interest has been paid, from, and including, November 9, 2006, in each case to, but excluding, the next interest payment date or Maturity Date, as the case may be. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

     2. MATURITY. The Securities will mature on November 15, 2026.

     3. METHOD OF PAYMENT. Except as provided in the Indenture (as defined below), the Company will pay interest on the Securities to the persons who are Holders of record of Securities at the close of business on the record date set forth on the face of this Security next preceding the applicable interest payment date. Holders must surrender Securities to a Paying Agent to collect the principal amount, Redemption Price, Option Purchase Price or Change in Control Repurchase Price of the Securities, plus, if applicable, accrued and unpaid interest, if any, payable as herein provided upon Redemption, Purchase at Holder's Option or Repurchase Upon Change in Control, as the case may be. The Company will pay, in money of the United States that at the time of payment is legal tender for payment of public and private debts, all amounts due in cash with respect to the Securities, which amounts shall be paid (A) in the case this Security is in global form, by wire transfer of immediately available funds to the account specified by the Holder hereof and (B) in the case this Security is held in other than global form, by wire transfer of immediately available funds to the account specified by the Holder hereof or, if no such account is specified, by mailing a check to such Holder's address shown in the register of the Registrar.

     4. PAYING AGENT, REGISTRAR, CONVERSION AGENT. Initially, The Bank of New York (the "TRUSTEE") will act as Paying Agent, Registrar, Bid Solicitation Agent and Conversion Agent. The Company may change any Paying Agent, Registrar, Bid Solicitation Agent or Conversion Agent without notice.

     5. INDENTURE. The Company issued the Securities under an Indenture dated as of November 9, 2006 (the "INDENTURE") between the Company and the Trustee. The terms of the Securities include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (15 U.S. Code Sections 77aaa-77bbbb) (the "TIA") as amended and in effect from time to time. The Securities are subject to all such terms, and Holders are referred to the Indenture and the TIA for a statement of such terms. The Securities are general unsecured senior obligations of the Company limited to $40,000,000 aggregate principal amount ($42,085,000 if the Initial Purchaser has elected to exercise in full the Option to purchase up to an additional $2,085,000 aggregate principal amount of the Securities), except as otherwise provided in the Indenture (except for Securities issued in substitution for destroyed, mutilated, lost or stolen Securities). Terms used herein without definition and which are defined in the Indenture have the meanings assigned to them in the Indenture.

     6. OPTIONAL REDEMPTION.

          The Company shall have the right, at the Company's option, at any time, and from time to time, on a Redemption Date on or after November 15, 2011, to redeem all or any part of the Securities at a price payable in cash equal to one hundred percent (100%) of the principal amount of the Securities to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the Redemption Date.

          Upon surrender to the Paying Agent of a Security subject to Redemption, such Security shall be paid, to the Holder surrendering such Security, at the Redemption Price plus accrued and unpaid interest to, but excluding, the Redemption Date, unless the Redemption Date is after a record date for the payment of an installment of interest and on or before the related interest payment date, in which case accrued and unpaid interest to, but excluding, such interest payment date will be paid, on such interest payment date, to the Holder of record of such Security at the close of business on such record date, and the Holder surrendering such Security shall not be entitled to any such interest unless such Holder was also the Holder of record of such Security at the close of business on such record date.

     7. NOTICE OF REDEMPTION. Notice of Redemption will be mailed at least thirty (30) days but not more than sixty (60) days before the Redemption Date to each Holder of Securities to be redeemed at its address appearing in the security register. Securities in denominations larger than $1,000 principal amount may be redeemed in part but only in integral multiples of $1,000 principal amount.

     8. PURCHASE BY THE COMPANY AT THE OPTION OF THE HOLDER. Subject to the terms and conditions of the Indenture, the Company shall become obligated to purchase, at the option of each Holder, the Securities held by such Holder on November 15, 2011, November 15, 2016 and November 15, 2021 (each, an "OPTION PURCHASE DATE") at an Option Purchase Price, payable in cash, equal to one hundred percent (100%) of the principal amount of the Securities to be purchased, plus accrued and unpaid interest, if any, to, but excluding, the applicable Option Purchase Date, upon delivery of a Purchase Notice containing the information set forth in the Indenture, at any time from the opening of business on the date that is twenty (20) Business Days prior to the applicable Option Purchase Date until the close of business on the Business Day immediately preceding the applicable Option Purchase Date and upon delivery of the Securities to the Paying Agent by the Holder as set forth in the Indenture; provided, however, that that such accrued and unpaid interest shall be paid to the Holder of record of such Securities at the close of business on the record date immediately preceding such Option Purchase Date

     9. REPURCHASE AT OPTION OF HOLDER UPON A CHANGE IN CONTROL. Subject to the terms and conditions of the Indenture, in the event of a Change in Control, the Company shall make an offer (the "CHANGE IN CONTROL OFFER") to each Holder to repurchase, and each Holder of Securities shall have the corresponding right (the "CHANGE IN CONTROL REPURCHASE RIGHT")

(and not an obligation) to require the Company to repurchase, such Holder's Securities including any portion thereof which is $1,000 in principal amount or any integral multiple thereof on a date selected by the Company (the "CHANGE IN CONTROL REPURCHASE DATE"), which date is no later than thirty five (35) days, nor earlier than twenty (20) days, after the date on which notice of such Change in Control is mailed in accordance with the Indenture, at a price payable in cash equal to one hundred percent (100%) of the principal amount of such Security, plus accrued and unpaid interest to, but excluding, the Change in Control Repurchase Date; provided, however, that if such Change in Control Repurchase Date is after a record date for the payment of an installment of interest and on or before the related interest payment date, then the accrued and unpaid interest, if any, to, but excluding, such interest payment date will be paid on such interest payment date to the Holder of record of such Securities at the close of business on such record date, and the Holder surrendering such Securities for repurchase will not be entitled to any such accrued and unpaid interest unless such Holder was also the Holder of record of such Securities at the close of business on such record date.

     10. REDEMPTION FOR TAX REASONS. The Company may, at its option, redeem the Securities, in whole but not in part, at one hundred percent (100%) of the principal amount of the Securities, plus accrued and unpaid interest, if any, to, but excluding, the Tax Redemption Date if:

          (i) the Company has become, or would become, obligated to pay to the Holder of any Security Additional Amounts that are more than de minimis as a result of any change, announced after November 3, 2006, in the laws or any regulations of Canada or any Canadian political subdivision or taxing authority or any change occurring after November 3, 2006 in the interpretation or application of any such laws or regulations by any legislative body, court, governmental agency, taxing authority or regulatory authority (including the enactment of any legislation and the publication of any judicial decision or regulatory or administrative determination) (any such change described in this subsection (i), a "CHANGE IN CANADIAN TAX LAW");

          (ii) the Company cannot avoid the obligation to pay such non-de minimis Additional Amounts by taking reasonable measures available to it;

          (iii) the Company delivers to the Trustee an opinion of Canadian legal counsel specializing in taxation and an Officers' Certificate attesting to
     (I) such change in such laws, regulations, interpretation or application and (II) the obligation of the Company to pay such non-de minimis Additional Amounts; and

          (iv) at least thirty (30) days but not more than sixty (60) days before the date (the "TAX REDEMPTION DATE") the Securities are to be redeemed pursuant a Tax Redemption, the Company mails, or causes to be mailed, by first-class mail to each Holder, at the address of such Holder appearing in the security register, a notice of Tax Redemption containing the information specified in SECTION 3.10(E) of the indenture; provided, however, that (I) the Company shall not mail, or cause to be mailed, a notice of Tax Redemption earlier than sixty (60) Business Days prior to the earliest date on or from which the Company would be obligated to pay any such non-de minimis Additional Amounts and (II) the Company shall not mail, or cause to be mailed, a notice of Tax Redemption unless, at the time of such mailing, the circumstances creating the Company's obligation to pay such non-de minimis Additional Amounts are in effect.

     Except in respect of Excluded Holders, the Company shall not, and shall not cause any Paying Agent or the Trustee to, deduct from the Tax Redemption Price, or from the accrued and unpaid interest payable as herein provided upon Tax Redemption, any amounts on account of, or in respect of, any Canadian withholding taxes, unless such deduction is required by law (in which case the Company shall, to the extent it is required to do so under SECTION 4.08 of the Indenture, pay Additional Amounts with respect thereto, except in respect of Excluded Holders).

     The right, pursuant to ARTICLE X, to convert Securities called for Tax Redemption shall terminate at the close of business on the Business Day immediately preceding the Tax Redemption Date.

     A Holder may elect not to have its Securities, or a portion thereof, redeemed pursuant to a Tax Redemption by delivering to the Paying Agent, no later than the close of business on the Business Day immediately preceding the Tax Redemption Date, a duly completed and signed Notice of Election Upon Tax Redemption (or any other form of written notice substantially similar thereto); provided, however, that, after such Tax Redemption Date, no Additional Amounts shall be payable by the Company on any payment of interest or principal with respect to Securities for which such a Notice of Election Upon Tax Redemption is so delivered, and all payments by the Company with respect to such Securities after such Tax Redemption Date shall be subject to the deduction or withholding of any Canadian Taxes required to be deducted or withheld. A Holder that has not so delivered such a Notice of Election Upon Tax Redemption shall have its Securities redeemed pursuant to the Tax Redemption without further action; provided, however, that such Holder shall have the right to convert such Securities in accordance with this Indenture. Notwithstanding anything herein to the contrary, a Holder may withdraw its Notice of Election Upon Tax Redemption by delivering to the Paying Agent a letter or telegram, telex or facsimile transmission (receipt of which is confirmed and promptly followed by a letter) prior to the close of business on the Business Day immediately preceding the Tax Redemption Date (or such longer period as may be required by law) containing the information specified in SECTION 3.10(E)(X) of the Indenture. The Paying Agent shall promptly notify the Company of the receipt by it of any such written notice of withdrawal thereof.

     11. CONVERSION.

          Conversion Based on Closing Sale Price of Common Shares. Subject to earlier Redemption, Purchase at Holder's Option or Repurchase Upon Change in Control, Holders may surrender Securities in integral multiples of $1,000 principal amount for conversion on any Business Day of a calendar quarter after the calendar quarter ending December 31, 2006, if the Closing Sale Price for each of twenty (20) or more Trading Days in a period of thirty (30) consecutive Trading Days ending on the last Trading Day of the immediately preceding calendar quarter exceeds one hundred and twenty percent (120%) of the Conversion Price in effect on the last Trading Day of the immediately preceding calendar quarter. Solely for purposes of determining whether the Securities shall have become convertible pursuant to this paragraph, the Board of Directors shall, in its good faith determination, which shall be described in a Board

Resolution, make appropriate adjustments to the Closing Sale Prices and/or such Conversion Price used to determine whether the Securities shall have become convertible pursuant to this paragraph to account for any adjustments to the Conversion Rate which shall have become effective, or any event requiring an adjustment to the Conversion Rate where the Ex Date of such event occurs, during the period of thirty (30) consecutive Trading Days ending on the last Trading Day of the immediately preceding calendar quarter.

          Conversion Upon Satisfaction of Trading Price Condition. Subject to earlier Redemption, Purchase at Holder's Option or Repurchase Upon Change in Control, Holders may surrender Securities in integral multiples of $1,000 principal amount for conversion during the five (5) consecutive Business Days immediately after any five (5) consecutive Trading Day period (such five (5) consecutive Trading Day period, the "NOTE MEASUREMENT PERIOD") in which the average Trading Price per $1,000 principal amount of the Securities was equal to or less than ninety seven percent (97%) of the average Conversion Value per $1,000 principal amount of Securities (as defined below) during the Note Measurement Period (such condition, the "TRADING PRICE CONDITION"). The Bid Solicitation Agent shall not have any obligation to determine the Trading Price unless the Company has requested such determination, and the Company shall have no obligation to make such request unless a Holder provides the Company with reasonable evidence that the Trading Price per $1,000 principal amount of the Securities would be equal to or less than ninety seven percent (97%) of the product of the Closing Sale Price and the Conversion Rate. Upon receipt of such evidence, the Company shall instruct the Bid Solicitation Agent to determine the Trading Price per $1,000 principal amount of the Securities for each of the five
(5) successive Trading Days immediately after the Company receives such evidence and on each Trading Day thereafter until the first Trading Day on which the Trading Price Condition is no longer satisfied. For purposes of this paragraph, the "CONVERSION VALUE" per $1,000 principal amount of Securities, on a given Trading Day, means the product of the Closing Sale Price on such Trading Day and the Conversion Rate in effect on such Trading Day.

          Conversion Based on Redemption. A Security, or portion of a Security, which has been called for Redemption or Tax Redemption may be surrendered in integral multiples of $1,000 principal amount for conversion; provided, however, that such Security or portion thereof may be surrendered for conversion pursuant to this paragraph only until the close of business on the Business Day immediately preceding the Redemption Date or the Tax Redemption Date, as applicable.

          Conversion Upon Certain Distributions. Subject to earlier Redemption, Purchase at Holder's Option or Repurchase Upon Change in Control, if the Company takes any action, or becomes aware of any event, that would require an adjustment to the Conversion Rate pursuant to SECTIONS 10.05(B), 10.05(C), 10.05(D) or 10.05(E) of the Indenture, the Securities may be surrendered for conversion in integral multiples of $1,000 principal amount beginning on the date the Company mails the notice to the Holders as provided in SECTION 10.10 of the Indenture (or, if earlier, the date the Company is required to mail such notice) and at any time thereafter until the close of business on the Business Day immediately preceding the Ex Date (as defined in SECTION 10.05(G) of the Indenture) of the applicable transaction or until the Company announces that such transaction will not take place.

          Conversion Upon Occurrence of Certain Corporate Transactions. Subject to earlier Redemption, Purchase at Holder's Option or Repurchase Upon Change in Control, if either:

     (i) a Fundamental Change occurs; or

     (ii) the Company is a party to a consolidation, amalgamation, statutory arrangement, merger or binding share exchange pursuant to which the Common Shares would be converted into or exchanged for, or would constitute solely the right to receive, cash, securities or other property, then, in each case, the Securities may be surrendered for conversion at any time during the period that begins on, and includes, the date that is thirty (30) calendar days prior to the date originally announced by the Company as the anticipated effective date of such Fundamental Change, consolidation, amalgamation, statutory arrangement, merger or binding share exchange (which anticipated effective date the Company shall disclose, in good faith, in the written notice, public announcement and publication referred to in SECTION 10.01(D) of the Indenture) and ends on, and includes, the date that is thirty
(30) calendar days after the actual effective date of such Fundamental Change, consolidation, amalgamation, statutory arrangement, merger or binding share exchange; provided, however, that if such Fundamental Change, consolidation, amalgamation, statutory arrangement, merger or binding share exchange shall also constitute a Make-Whole Fundamental Change, then the Securities may also be surrendered for conversion at any time during the Make-Whole Conversion Period applicable to such Make-Whole Fundamental Change; provided, further, that if such transaction is a Change in Control, then the Securities may also be surrendered for conversion at any time until, and including, the Change in Control Repurchase Date applicable to such Change in Control.

          Conversion during specified periods. The Securities may be surrendered for conversion at any time from, and including, October 15, 2009 to, and including November 15, 2009, and at any time from, and including, October 15, 2011 to, and including, November 15, 2011 and at any time on or after November 15, 2021.

          Notwithstanding anything herein to the contrary, the right to convert the Securities pursuant to ARTICLE X of the Indenture shall terminate at the close of business on the Business Day immediately preceding the Maturity Date.

          To convert a Security, a Holder must (1) complete and sign the Conversion Notice, with appropriate signature guarantee, on the back of the Security, (2) surrender the Security to a Conversion Agent, (3) furnish appropriate endorsements and transfer documents if required by the Registrar or Conversion Agent, (4) pay the amount of interest, if any, the Holder must pay in accordance with the Indenture and (5) pay any tax or duty if required pursuant to the Indenture. A Holder may convert a portion of a Security if the portion is $1,000 principal amount or an integral multiple of $1,000 principal amount.

          Upon conversion of a Security, the Holder thereof shall be entitled to receive cash, Common Shares or a combination of cash and Common Shares in accordance with ARTICLE X of the Indenture.

          The initial Conversion Rate is 50.7181 Common Shares per $1,000 principal amount of Securities (which results in an effective initial Conversion Price of approximately $19.7168 per share) subject to adjustment in the event of certain circumstances as specified in the Indenture. The Company will deliver a check in lieu of any fractional share. On conversion, no payment or adjustment for any unpaid and accrued interest or additional interest on the Securities will be made, except as provided otherwise in the Indenture. If any Holder surrenders a Security for conversion after the close of business on the record date for the payment of an installment of interest and prior to the related interest payment date, then, notwithstanding such conversion, the interest payable with respect to such Security on such interest payment date shall be paid on such interest payment date to the Holder of record of such Security at the close of business on such record date; provided, however, that such Security, when surrendered for conversion, must be accompanied by payment to the Conversion Agent on behalf of the Company of an amount equal to the interest payable on such interest payment date on the portion so converted unless either
(i) such Security is called for Redemption pursuant to SECTION 3.04 of the Indenture and PARAGRAPHS 6 AND 7 hereof; (ii) the Company shall have, in respect of a Change in Control, specified a Change in Control Repurchase Date which is after such record date and on or before such interest payment date; (iii) such Security is surrendered for conversion after the close of business on the record date immediately preceding the Maturity Date or (iv) the Conversion Date for such Security is on or after October 15, 2009 and on or before November 15, 2009; provided further, however, that, if the Company shall have, prior to the Conversion Date with respect to a Security, defaulted in a payment of interest on such Security, then in no event shall the Holder of such Security who surrenders such Security for conversion be required to pay such defaulted interest or the interest that shall have accrued on such defaulted interest pursuant to SECTION 2.12 of the Indenture or otherwise (it being understood that nothing in paragraph shall affect the Company's obligations under SECTION 2.12 of the Indenture).

          The Conversion Rate applicable to each Security that is surrendered for conversion, in accordance with the Securities and ARTICLE X of the Indenture, at any time during the Make-Whole Conversion Period with respect to a Make-Whole Fundamental Change shall be increased to an amount equal to the Conversion Rate that would, but for SECTION 10.14 of the Indenture, otherwise apply to such Security pursuant to ARTICLE X of the Indenture, plus an amount equal to the Make-Whole Applicable Increase; provided, however, that such increase to the Conversion Rate shall not apply if such Make-Whole Fundamental Change is announced by the Company but shall not be consummated.

          The Conversion Rate will, in certain circumstances, be adjusted during the period from, and including, October 15, 2009 to, and including, November 15, 2009, in the manner provided in the Indenture.

          If a Make-Whole Fundamental Change occurs, then the Company, at its option, may elect to cause all, but not less than all, of the outstanding Securities to be automatically converted, in accordance with ARTICLE X and
SECTION 10.16 of the Indenture, as of the close of business on the first Business Day after the Make-Whole Conversion Period applicable to such Make-Whole Fundamental Change.

     12. DENOMINATIONS, TRANSFER, EXCHANGE. The Securities are in registered form, without coupons, in denominations of $1,000 principal amount and integral multiples of $1,000 principal amount. The transfer of Securities may be registered and Securities may be exchanged as provided in the Indenture. The Registrar may require a Holder, among other things, to furnish appropriate endorsements and transfer documents. No service charge shall be made for any such registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any tax or similar governmental charge that may be imposed in connection with certain transfers or exchanges. The Company or the Trustee, as the case may be, shall not be required to register the transfer of or exchange any Security (i) during a period beginning at the opening of business fifteen (15) days before the mailing of a notice of redemption of the Securities selected for Redemption under SECTION 3.04 or 3.10 of the Indenture and ending at the close of business on the day of such mailing or (ii) for a period of fifteen (15) days before selecting, pursuant to SECTION 3.03 of the Indenture, Securities to be redeemed or (iii) that has been selected for Redemption or for which a Purchase Notice has been delivered, and not withdrawn, in accordance with the Indenture, except the unredeemed or unrepurchased portion of Securities being redeemed or repurchased in part.

     13. PERSONS DEEMED OWNERS. The registered Holder of a Security may be treated as the owner of such Security for all purposes.

     14. MERGER OR CONSOLIDATION. The Company shall not consolidate with, or amalgamate or merge with or into, or sell, transfer, lease, convey or otherwise dispose of all or substantially all of the property or assets of the Company, or of the Company and the Subsidiaries on a consolidated basis, to, another person (including pursuant to a statutory arrangement), whether in a single transaction or series of related transactions, unless (i) such other person is a corporation organized and existing under the laws of the United States, any State thereof or the District of Columbia or the laws of Canada or any province or territory thereof; (ii) such person assumes by supplemental indenture all the obligations of the Company under the Securities and the Indenture; and (iii) immediately after giving effect to the transaction, no Default or Event of Default shall exist.

     15. AMENDMENTS, SUPPLEMENTS AND WAIVERS. Subject to certain exceptions, the Indenture or the Securities may be amended or supplemented with the consent of the Holders of at least a majority in aggregate principal amount of the outstanding Securities, and certain existing Defaults or Events of Default may be waived with the consent of the Holders of a majority in aggregate principal amount of the Securities then outstanding. In accordance with the terms of the Indenture, the Company, with the consent of the Trustee, may amend or supplement this Indenture or the Securities without notice to or the consent of any
Securityholder: (i) to comply with SECTIONS 5.01 and 10.11 of the Indenture;
(ii) to make any changes or modifications to the Indenture necessary in connection with the registration of the Securities under the Securities Act pursuant to the Registration Rights Agreement or the qualification of the Indenture under the TIA; (iii) to secure the obligations of the Company in respect of the Securities; (iv) to add to the covenants of the Company described in the Indenture for the benefit of Securityholders or to surrender any right or power conferred upon the Company; and (v) to make provisions with respect to adjustments to the Conversion Rate as required by the Indenture or to increase the Conversion Rate in accordance with the Indenture. In addition, the Company and the Trustee may enter into a supplemental indenture without the consent of Holders of the Securities to cure any ambiguity, defect, omission or inconsistency in the Indenture in a manner that does not, individually or in the aggregate with all other modifications made or to be made to the Indenture, adversely affect the rights of any Holder.

     16. DEFAULTS AND REMEDIES.

          If an Event of Default (excluding an Event of Default specified in SECTION 6.01(IX) or (X) of the Indenture with respect to the Company (but including an Event of Default specified in SECTION 6.01(IX) or (X) of the Indenture solely with respect to a Significant Subsidiary of the Company or any group of Subsidiaries that in the aggregate would constitute a Significant Subsidiary of the Company)) occurs and is continuing, the Trustee by notice to the Company or the Holders of at least twenty five percent (25%) in principal amount of the Securities then outstanding by notice to the Company and the Trustee may declare the Securities to be due and payable. Upon such declaration, the principal of, and any accrued and unpaid interest (including any additional interest) on, all Securities shall be due and payable immediately. If an Event of Default specified in SECTION 6.01(IX) OR (X) of the Indenture with respect to the Company (excluding, for purposes of this sentence, an Event of Default specified in SECTION 6.01(IX) or (X) of the Indenture solely with respect to a Significant Subsidiary of the Company or any group of Subsidiaries that in the aggregate would constitute a Significant Subsidiary of the Company) occurs, the principal of, and accrued and unpaid interest (including any additional interest) on, all the Securities shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. The Holders of a majority in aggregate principal amount of the Securities then outstanding by written notice to the Trustee may rescind or annul an acceleration and its consequences if (A) the rescission would not conflict with any order or decree, (B) all existing Events of Default, except the nonpayment of principal or interest (including additional interest) that has become due solely because of the acceleration, have been cured or waived and (C) all amounts due to the Trustee under SECTION 7.07 of the Indenture have been paid.

          Holders may not enforce the Indenture or the Securities except as provided in the Indenture. The Trustee may require indemnity reasonably satisfactory to it before it enforces the Indenture or the Securities. The Holders of a majority in aggregate principal amount of the Securities then outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on it. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture, is unduly prejudicial to the rights of other Holders or would involve the Trustee in personal liability unless the Trustee is offered indemnity reasonably satisfactory to it; provided, that the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction.

          If a Default or Event of Default occurs and is continuing as to which the Trustee has received notice pursuant to the provisions of the Indenture, or as to which a Responsible Officer of the Trustee shall have actual knowledge, the Trustee shall mail to each Holder a notice of the Default or Event of Default within thirty (30) days after it occurs unless such Default or Event of Default has been cured or waived. Except in the case of a Default or Event of Default in payment of any amounts due with respect to any Security, the Trustee may withhold the notice if, and so long as it in good faith determines that, withholding the notice is in the best interests of Holders. The Company must deliver to the Trustee an annual compliance certificate.

     17. REGISTRATION RIGHTS. The Securities, when originally issued, were not registered under the Securities Act, and the Securities may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act. The Holders are entitled to registration rights as set forth in the Registration Rights Agreement. The Holders shall be entitled to receive additional interest in certain circumstances, all as set forth in the Registration Rights Agreement.

     18. TRUSTEE DEALINGS WITH THE COMPANY. The Trustee under the Indenture, or any banking institution serving as successor Trustee thereunder, in its individual or any other capacity, may make loans to, accept deposits from, and perform services for, the Company or its Affiliates, and may otherwise deal with the Company or its Affiliates, as if it were not Trustee.

     19. NO RECOURSE AGAINST OTHERS. No past, present or future director, officer, employee or shareholder, as such, of the Company shall have any liability for any obligations of the Company under the Securities or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder, by accepting a Security, waives and releases all such liability. The waiver and release are part of the consideration for the issue of the Securities.

     20. AUTHENTICATION. This Security shall not be valid until authenticated by the manual signature of the Trustee or an authenticating agent in accordance with the Indenture.

     21. ABBREVIATIONS. Customary abbreviations may be used in the name of a Holder or an assignee, such as: TEN COM (= tenants in common), TEN ENT (= tenants by the entirety), JT TEN (= joint tenants with right of survivorship and not as tenants in common), CUST (= Custodian), and U/G/M/A (Uniform Gifts to Minors Act).

     THE COMPANY WILL FURNISH TO ANY HOLDER UPON WRITTEN REQUEST AND WITHOUT CHARGE A COPY OF THE INDENTURE. REQUESTS MAY BE MADE TO:

                                 Neurochem Inc.
                          275 Armand-Frappier Boulevard
                              Laval, Quebec H7V 4A7
                                     Canada
                           Attention: General Counsel

                               FORM OF ASSIGNMENT

I or we assign to

PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER
_____________________________________

________________________________________________________________________________
(please print or type name and address)
________________________________________________________________________________

________________________________________________________________________________

the within Security and all rights thereunder, and hereby irrevocably constitute and appoint
________________________________________________________________________________

Attorney to transfer the Security on the books of the Company with full power of substitution in the premises.


Dated:
       ------------------------------   ----------------------------------------
                                        NOTICE: The signature on this assignment must correspond with the name as it appears upon the face of the within Security in every particular without alteration or enlargement or any change whatsoever and be guaranteed by a guarantor institution participating in the Securities Transfer Agents Medallion
                                        Program or in such other guarantee
                                        program acceptable to the Trustee.


Signature Guarantee:
                     -----------------------------------------------------------

In connection with any transfer of this Security occurring prior to the Resale Restriction Termination Date, the undersigned confirms that it is making, and it has not utilized any general solicitation or general advertising in connection with, the transfer:

                                   [Check One]

(1) ____ to the Company or any Subsidiary thereof, or

(2) ____ pursuant to, and in compliance with, the exemption from registration provided by Rule 144A under the Securities Act of 1933, as amended, or

(3) ____ pursuant to, and in compliance with, Rule 904 of Regulation S, or

(4) ____ pursuant to, and in compliance with, the exemption from registration provided by Rule 144 under the Securities Act of 1933, as amended, or

(5) ____ pursuant to, and in compliance with, another available exemption from registration under the Securities Act of 1933, as amended, or

(6) ____ pursuant to an effective registration statement under the Securities Act of 1933, as amended, and, unless the box below is checked, the undersigned confirms that the undersigned is not an "affiliate" of the Company (an "Affiliate") as defined in Rule 144 under the Securities Act of 1933, as amended:

     [ ]  The transferor is an Affiliate of the Company.

Unless one of the items (1) through (6) is checked, the Trustee will refuse to register any of the Securities evidenced by this certificate in the name of any person other than the registered Holder thereof; provided, however, that if item
(3), (4) or (5) is checked, the Company or the Trustee may require, prior to registering any such transfer of the Securities, in their sole discretion, such written legal opinions, certifications and other information as the Trustee or the Company have reasonably requested to confirm that such transfer is being made pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act of 1933, as amended. If item (2) is checked, the purchaser must complete the certification below.

If none of the foregoing items are checked, the Trustee or Registrar shall not be obligated to register this Security in the name of any person other than the Holder hereof unless and until the conditions to any such transfer of registration set forth herein and in the Indenture shall have been satisfied.


Dated:                                  Signed:
       ------------------------------           --------------------------------
                                                (Sign exactly as name appears on
                                                the other side of this Security)


Signature Guarantee:
                     -----------------------------------------------------------

TO BE COMPLETED BY PURCHASER IF (2) ABOVE IS CHECKED

The undersigned represents and warrants that it is purchasing this Security for its own account or an account with respect to which it exercises sole investment discretion and that it and any such account is a "qualified institutional buyer" within the meaning of Rule 144A under the Securities Act of 1933, as amended, and is aware that the sale to it is being made in reliance on Rule 144A and acknowledges that it has received such information regarding the Company as the undersigned has requested pursuant to Rule 144A and acknowledges that the transferor is relying upon the undersigned's foregoing representations in order to claim the exemption from registration provided by Rule 144A.


Dated:
       ------------------------------   ----------------------------------------
                                        NOTICE: To be executed by an executive
                                        officer

                                CONVERSION NOTICE

To convert this Security in accordance with the Indenture, check the box: [ ]

To convert only part of this Security, state the principal amount to be converted (must be in multiples of $1,000):

                              $__________________

If you want the stock certificate representing the Common Shares, if any, issuable upon conversion made out in another person's name, fill in the form below:
________________________________________________________________________________
(Insert other person's soc. sec. or tax I.D. no.)
________________________________________________________________________________

________________________________________________________________________________

________________________________________________________________________________

________________________________________________________________________________
(Print or type other person's name, address and zip code)
________________________________________________________________________________


Date:                                   Signature(s):
      -------------------------------                 --------------------------
                                        (Sign exactly as your name(s) appear(s)
                                        on the other side of this Security)


Signature(s) guaranteed by:
                                        ----------------------------------------
                                        (All signatures must be guaranteed by a
                                        guarantor institution participating in
                                        the Securities Transfer Agents Medallion
                                        Program or in such other guarantee
                                        program acceptable to the Trustee.)

                                 PURCHASE NOTICE

Certificate No. of Security: ___________

     If you want to elect to have this Security purchased by the Company pursuant to SECTION 3.08 of the Indenture, check the box: [ ]

     If you want to elect to have this Security purchased by the Company pursuant to SECTION 3.09 of the Indenture, check the box: [ ]

     If you want to elect to have only part of this Security purchased by the Company pursuant to SECTIONS 3.08 OR 3.09 of the Indenture, as applicable, state the principal amount to be so purchased by the Company:

                      $___________________________________
                      (in an integral multiple of $1,000)


Date:                                   Signature(s):
      -------------------------------                 --------------------------


                                        ----------------------------------------
                                        (Sign exactly as your name(s) appear(s)
                                        on the other side of this Security)


Signature(s) guaranteed by:
                                        ----------------------------------------
                                        (All signatures must be guaranteed by a
                                        guarantor institution participating in
                                        the Securities Transfer Agents Medallion
                                        Program or in such other guarantee
                                        program acceptable to the Trustee.)

                     NOTICE OF ELECTION UPON TAX REDEMPTION

Certificate No. of Security: ___________

     If you want to elect not to have this Security purchased by the Company pursuant to SECTION 3.10 of the Indenture, check the box: [ ]

     If you want to elect to have only part of this Security purchased by the Company pursuant to SECTION 3.10 of the Indenture, as applicable, state the principal amount to be so purchased by the Company:

                      $___________________________________
                       (in an integral multiple of $1,000)

You understand and hereby acknowledge that Additional Amounts (as defined in the Indenture) shall not be payable by the Company on any payment of interest or principal with respect to any Securities which you elect not to be purchased by the Company pursuant to SECTION 3.10 of the Indenture, and all payments by the Company with respect to such Securities shall be subject to the deduction or withholding of any Canadian Taxes (as defined in the Indenture) required to be deducted or withheld.


Date:                                   Signature(s):
      -------------------------------                 --------------------------
                                        (Sign exactly as your name(s) appear(s)
                                        on the other side of this Security)


Signature(s) guaranteed by:
                                        ----------------------------------------
                                        (All signatures must be guaranteed by a
                                        guarantor institution participating in
                                        the Securities Transfer Agents Medallion
                                        Program or in such other guarantee
                                        program acceptable to the Trustee.)

                                   SCHEDULE A

          SCHEDULE OF EXCHANGES OF INTERESTS IN THE GLOBAL SECURITY(1)

     The following exchanges of a part of this Global Security for an interest in another Global Security or for Securities in certificated form, have been made:

                                                                 Principal amount of
                    Amount of decrease                               this Global           Signature or
                   in Principal amount   Amount of Increase in    Security following   authorized signatory
                      of this Global      Principal amount of      such decrease or     of Trustee or Note
Date of Exchange         Security         this Global Security         increase              Custodian
----------------   -------------------   ---------------------   -------------------   --------------------


----------
(1)  This is included in Global Securities only.

                                                                     EXHIBIT B-1

                        FORM OF PRIVATE PLACEMENT LEGEND

THE SECURITY REPRESENTED HEREBY AND THE COMMON SHARES, IF ANY, ISSUABLE UPON CONVERSION OF THIS SECURITY HAVE NOT BEEN REGISTERED UNDER THE US SECURITIES ACT OF 1933, AS AMENDED (THE "US SECURITIES ACT"), AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE FOLLOWING SENTENCE. BY ITS ACQUISITION HEREOF OR OF A BENEFICIAL INTEREST HEREIN, THE
ACQUIRER:

(1) AGREES FOR THE BENEFIT OF NEUROCHEM INC. (THE "COMPANY") THAT IT WILL NOT OFFER, SELL, PLEDGE OR OTHERWISE TRANSFER THIS SECURITY OR ANY BENEFICIAL INTEREST HEREIN PRIOR TO THE DATE THAT IS THE LATER OF (X) TWO YEARS AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF AND THE LAST DATE ON WHICH THE COMPANY OR ANY AFFILIATE OF THE COMPANY WAS THE OWNER OF THIS SECURITY (OR ANY PREDECESSOR OF THIS SECURITY) OR SUCH SHORTER PERIOD OF TIME AS PERMITTED BY RULE 144(K) UNDER THE US SECURITIES ACT OR ANY SUCCESSOR PROVISION THEREUNDER, AND (Y) SUCH LATER DATE, IF ANY, AS MAY BE REQUIRED BY APPLICABLE LAW, EXCEPT
ONLY:

     (A)  TO THE COMPANY OR ANY SUBSIDIARY THEREOF;

     (B)  OUTSIDE THE UNITED STATES IN ACCORDANCE WITH REGULATION S;

     (C) PURSUANT TO A REGISTRATION STATEMENT WHICH HAS BECOME EFFECTIVE UNDER THE US SECURITIES ACT;

     (D) TO A QUALIFIED INSTITUTIONAL BUYER IN COMPLIANCE WITH RULE 144A UNDER THE US SECURITIES ACT; OR

     (E) PURSUANT TO AN EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE US SECURITIES ACT OR ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE US SECURITIES ACT, AND, IN EACH CASE, IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS OR THE SECURITIES LAWS OF ANY OTHER APPLICABLE JURISDICTION.

PRIOR TO THE REGISTRATION OF ANY TRANSFER IN ACCORDANCE WITH (1)(B) OR (E) ABOVE, THE COMPANY, AND THE TRUSTEE OR TRANSFER AGENT, RESERVE THE RIGHT TO REQUIRE THE DELIVERY OF SUCH LEGAL OPINIONS, CERTIFICATIONS OR OTHER EVIDENCE AS MAY REASONABLY BE REQUIRED IN ORDER TO DETERMINE THAT THE PROPOSED TRANSFER IS BEING MADE IN COMPLIANCE WITH THE US SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. NO REPRESENTATION IS MADE AS TO THE AVAILABILITY OF ANY EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE US SECURITIES ACT; AND

(2) AGREES THAT IT WILL NOT DIRECTLY OR INDIRECTLY ENGAGE IN ANY HEDGING TRANSACTIONS INVOLVING THIS SECURITY OR THE COMMON SHARES ISSUABLE UPON CONVERSION OF THIS SECURITY UNLESS IN COMPLIANCE WITH THE US SECURITIES ACT.


                                      B1-1

THIS SECURITY SHALL BE ENTITLED TO THE BENEFITS OF THAT CERTAIN REGISTRATION RIGHTS AGREEMENT, DATED NOVEMBER 9, 2006, BETWEEN THE COMPANY AND UBS SECURITIES LLC.


                                      B1-2

                                                                     EXHIBIT B-2

                       FORM OF LEGEND FOR GLOBAL SECURITY

     Any Global Security authenticated and delivered hereunder shall bear a legend (which would be in addition to any other legends required in the case of a Restricted Security) in substantially the following form:

          THIS SECURITY IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITARY OR A NOMINEE OF A DEPOSITARY OR A SUCCESSOR DEPOSITARY. THIS SECURITY IS NOT EXCHANGEABLE FOR SECURITIES REGISTERED IN THE NAME OF A PERSON OTHER THAN THE DEPOSITARY OR ITS NOMINEE EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE, AND NO TRANSFER OF THIS SECURITY (OTHER THAN A TRANSFER OF THIS SECURITY AS A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY OR BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY) MAY BE REGISTERED EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

          UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

          TRANSFERS OF THIS GLOBAL SECURITY SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO NOMINEES OF CEDE & CO. OR TO A SUCCESSOR THEREOF OR SUCH SUCCESSOR'S NOMINEE AND TRANSFERS OF PORTIONS OF THIS GLOBAL SECURITY SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN SECTION 2.16 OF THE INDENTURE.


                                      B2-1

                                                                     EXHIBIT B-3

                     FORM OF CANADIAN SECURITIES LAW LEGEND

     UNLESS PERMITTED BY APPLICABLE CANADIAN SECURITIES LEGISLATION, THE SECURITY REPRESENTED BY THIS CERTIFICATE MAY NOT BE TRADED IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL MARCH 10, 2007.


                                      B3-1

                                                                       EXHIBIT C

          Form of Notice of Transfer Pursuant to Registration Statement

Neurochem Inc.
275 Armand-Frappier Boulevard
Laval, Quebec H7V 4A7
Canada
Attention: General Counsel

The Bank of New York
101 Barclay Street - 21W
New York, NY 10286
Attention: Global Trust Services

     Re: Neurochem Inc. (the "COMPANY") 6% Convertible Senior Notes due 2026 (the "SECURITIES")

Ladies and Gentlemen:

     Please be advised that _____________ has transferred $___________ aggregate principal amount of the Securities and ________ Common Shares, without nominal or par value, of the Company issued on conversion of the Securities ("STOCK") pursuant to an effective Shelf Registration Statement on Form F-10 (File No. 333-________).

     We hereby certify that the prospectus delivery requirements, if any, of the Securities Act of 1933 as amended, have been satisfied with respect to the transfer described above and that the above-named beneficial owner of the Securities or Stock is named as a "Selling Security Holder" in the Prospectus dated _________, or in amendments or supplements thereto, and that the aggregate principal amount of the Securities and the number of shares of Stock transferred are [a portion of] the Securities and Stock listed in such Prospectus, as amended or supplemented, opposite such owner's name.

                                        Very truly yours,


                                        ----------------------------------------
                                                         (Name)

                                                                       EXHIBIT D

    Form of Opinion of Counsel in Connection with Registration of Securities

The Bank of New York
101 Barclay Street - 21W
New York, NY 10286
Attention: Global Trust Services

     Re: Neurochem Inc. (the "COMPANY") 6% Convertible Senior Notes due 2026 (the "SECURITIES")

Ladies and Gentlemen:

     Reference is made to the Securities issued pursuant to a certain Indenture (the "INDENTURE") dated as of November 9, 2006 by and between the Company and The Bank of New York, as trustee (the "TRUSTEE"). The Company issued $40,000,000 principal amount of Securities on November 9, 2006 [and an additional $_____________ on ___________ [IF THE INITIAL PURCHASER'S OPTION IS EXERCISED]] in transactions exempt from registration under the Securities Act of 1933, as amended (the "SECURITIES ACT"). The Company has filed with the Securities and Exchange Commission (the "SEC") [a] [Amendment No. [_] to the] Registration Statement on Form F-10 (File No. 333-______) (the "REGISTRATION STATEMENT") relating to the registration under the Securities Act of $______________ principal amount of the Securities and the Common Shares of the Company (the "SHARES") issuable upon conversion of the Securities being registered. The Registration Statement was declared effective by order of the SEC dated
_____________.

     We have acted as counsel for the Company in connection with the issuance of the Securities and the preparation and filing of the Registration Statement and are familiar with the Securities, the Indenture, the Registration Statement, the above-mentioned SEC order and such other documents as are necessary to render this opinion.

     Based on the foregoing, it is our opinion that (1) the Registration Statement has become effective under the Securities Act and, to our knowledge, no stop order suspending the effectiveness of the Registration Statement has been issued, (2) assuming that the Securities covered by the Registration Statement and the Shares issuable upon conversion of such Securities are sold by a relevant Holder specified in the Registration Statement in a manner specified in the Registration Statement, then the Securities and underlying Shares then sold need not bear the Private Placement Legend (as defined in the Indenture) and (3) the Indenture has been duly qualified under the Trust Indenture Act of 1939, as amended.

Yours truly,

                                                                       EXHIBIT E

                     Form of Certificate in Connection with
               Transfers to non-QIB Investors in the United States

The Bank of New York
101 Barclay Street - 21W
New York, NY 10286
Attention: Global Trust Services

     Re: Neurochem Inc. (the "COMPANY") 6% Convertible Senior Notes due 2026 (the "SECURITIES")

Ladies and Gentlemen:

     In connection with the undersigned's proposed purchase of Securities (the "PROPOSED PURCHASE"), the undersigned hereby confirms that:

     1. The undersigned has received such information as the undersigned deems necessary in order to make an investment decision with respect to the Securities.

     2. The undersigned understands that any subsequent transfer of the Securities is subject to certain restrictions and conditions set forth in the Indenture relating to the Securities, and the undersigned agrees to be bound by, and not to resell, pledge or otherwise transfer the Securities except in compliance with, such restrictions, the Securities Act of 1933, as amended (the "SECURITIES ACT") and all applicable state securities laws.

     3. The undersigned understands that, in connection with the Proposed Purchase or any proposed resale of any Securities, the undersigned will be required to furnish to the Registrar and the Company such certification, legal opinions and other information as the Registrar and the Company may reasonably require to confirm that the proposed transaction complies with the Securities Act and other applicable law.

     4. The undersigned is an "accredited investor" (as defined in Regulation D under the Securities Act) (an "ACCREDITED INVESTOR") and has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Securities, and the undersigned and each account, if any, for which the undersigned is acting is able to bear the economic risk of the investment in the Securities.

     5. The undersigned is acquiring the Securities for its own account and not with any view to the distribution of the Securities in violation of U.S. federal or state securities laws.

     6. The undersigned acknowledges that the Securities and the underlying common shares have not been registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, US persons unless the Securities and common shares are registered under the Securities Act or an exemption from the registration requirements the Securities Act is available.

     7. The undersigned has not purchased the Securities as a result of any general solicitation or general advertising, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media, or broadcast over radio or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising.

     8. The undersigned agrees that if the undersigned resells or otherwise transfers the Securities or the underlying common shares prior to the date that is the later of (1) the date that is two years after the later of the date of original issuance of the Securities and the last date that the Company or an affiliate of the Company was an owner of such Securities or shares (or any predecessor thereof), or such other period of time as permitted by Rule 144(k) under the Securities Act or any successor provision thereto, and (2) such later date, if any, as may be required by applicable law, the undersigned will do so only:

          a. to Neurochem or any subsidiary thereof;

          b. outside the United States in accordance with Regulation S;

          c. pursuant to an effective registration statement under the Securities Act;

          d. to a qualified institutional buyer in compliance with Rule 144A; or

          e. pursuant to the exemption from registration provided by Rule 144 under the Securities Act (if available) or any other available exemption from registration under the Securities Act, and, in each instance, in accordance with applicable U.S. state securities laws or the laws of any other applicable jurisdiction.

     9. The undersigned understands that any certificates representing the Securities or the underlying common shares will bear a legend substantially to the following effect unless otherwise agreed to by the Company:

     THE SECURITY REPRESENTED HEREBY, AND THE COMMON SHARES, IF ANY, ISSUABLE UPON CONVERSION OF THIS SECURITY, HAVE NOT BEEN REGISTERED UNDER THE US SECURITIES ACT OF 1933, AS AMENDED (THE "US SECURITIES ACT"), AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE FOLLOWING SENTENCE. BY ITS ACQUISITION HEREOF OR OF A BENEFICIAL INTEREST HEREIN, THE ACQUIRER:

     (1) AGREES FOR THE BENEFIT OF NEUROCHEM INC. (THE "COMPANY") THAT IT WILL NOT OFFER, SELL, PLEDGE OR OTHERWISE TRANSFER THIS SECURITY OR ANY BENEFICIAL INTEREST HEREIN PRIOR TO THE DATE THAT IS THE LATER OF (X) TWO YEARS AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF AND THE LAST DATE ON WHICH THE COMPANY OR ANY AFFILIATE OF THE COMPANY WAS THE OWNER OF THIS SECURITY (OR ANY PREDECESSOR OF THIS SECURITY) OR SUCH SHORTER PERIOD OF TIME AS PERMITTED BY RULE 144(K) UNDER THE US SECURITIES ACT OR ANY SUCCESSOR PROVISION THEREUNDER, AND (Y) SUCH LATER DATE, IF ANY, AS MAY BE REQUIRED BY APPLICABLE LAW, EXCEPT ONLY:

          (A)  TO THE COMPANY OR ANY SUBSIDIARY THEREOF;

          (B)  OUTSIDE THE UNITED STATES IN ACCORDANCE WITH REGULATION S;

          (C) PURSUANT TO A REGISTRATION STATEMENT WHICH HAS BECOME EFFECTIVE UNDER THE US SECURITIES ACT;

          (D) TO A QUALIFIED INSTITUTIONAL BUYER IN COMPLIANCE WITH RULE 144A UNDER THE US SECURITIES ACT; OR

          (E) PURSUANT TO AN EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE US SECURITIES ACT OR ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE US SECURITIES ACT, AND, IN EACH CASE, IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS OR THE SECURITIES LAWS OF ANY OTHER APPLICABLE JURISDICTION.

     PRIOR TO THE REGISTRATION OF ANY TRANSFER IN ACCORDANCE WITH (1)(B) OR (E) ABOVE, THE COMPANY, AND THE TRUSTEE OR TRANSFER AGENT, RESERVE THE RIGHT TO REQUIRE THE DELIVERY OF SUCH LEGAL OPINIONS, CERTIFICATIONS OR OTHER EVIDENCE AS MAY REASONABLY BE REQUIRED IN ORDER TO DETERMINE THAT THE PROPOSED TRANSFER IS BEING MADE IN COMPLIANCE WITH THE US SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. NO REPRESENTATION IS MADE AS TO THE AVAILABILITY OF ANY EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE US SECURITIES ACT; AND

     (2) AGREES THAT IT WILL NOT DIRECTLY OR INDIRECTLY ENGAGE IN ANY HEDGING TRANSACTIONS INVOLVING THIS SECURITY OR THE COMMON SHARES ISSUABLE UPON CONVERSION OF THIS SECURITY UNLESS IN COMPLIANCE WITH THE US SECURITIES ACT.

     You, the Company and others are entitled to rely upon this letter and are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

                                        Very truly yours,

                                        [Name of Transferee]


                                        By:
                                            ------------------------------------
                                        Name:
                                              ----------------------------------
                                        Title:
                                               ---------------------------------

                                                                     EXHIBIT F-1

                Form of Transferor Certificate in Connection with
                       Transfers Pursuant to Regulation S

The Bank of New York
101 Barclay Street - 21W
New York, NY 10286
Attention: Global Trust Services

     Re: Neurochem Inc. (the "COMPANY") 6% Convertible Senior Notes due 2026 (the "SECURITIES")

Ladies and Gentlemen:

     In connection with the undersigned's proposed sale of Securities (the "PROPOSED SALE"), the undersigned hereby confirms that:

     1. The offer of the Securities was not made to a person in the United
States.

     2. Either (1) at the time the buy order was originated, the transferee was outside the United States or the undersigned and any person acting on the undersigned's behalf reasonably believes that the buyer was outside the United States or (2) the Proposed Sale is to be executed in, on or through the facilities of a "designated offshore securities market" (within the meaning of Regulation S under the Securities Act of 1933, as amended (the "SECURITIES ACT")) and neither the undersigned nor any person acting on the undersigned's behalf knows that the transaction has been pre-arranged with a buyer in the United States.

     3. The offer and sale is not specifically targeted at identifiable groups of U.S. citizens abroad.

     4. No "directed selling efforts" (within the meaning of Regulation S under the Securities Act) were or will be made in the United States by the undersigned, an affiliate of the undersigned or any person acting on their behalf.

     5. The Proposed Sale is not part of a plan or scheme to evade the registration requirements of the Securities Act.

     6. If the undersigned is an affiliate of the Company or a distributor of the Securities solely by virtue of being an officer or director thereof, then the undersigned confirms that no selling concession, fee or other remuneration has been or will be paid in connection with the Proposed Sale other than the usual and customary broker's commission that would be received by a person executing such transaction as agent.


                                      F1-1

     7. If the Proposed Sale is made before the "distribution compliance period" (as defined in Regulation S under the Securities Act) has ended, and if the undersigned is a dealer or a person receiving a selling concession, fee or other remuneration in respect of the securities offered or resold, then the undersigned represents that (1) neither the undersigned nor any person acting on the undersigned's behalf knows that the offeree or buyer of the securities is a "U.S. person" (as defined in Regulation S under the Securities Act) and (2) if the undersigned or any person acting on the undersigned's behalf knows that the purchaser is a dealer or a person receiving a selling concession, fee or other remuneration in respect of the Securities, then the undersigned or a person acting on the undersigned's behalf has sent or will send to the purchaser a confirmation or other notice meeting the requirements of Rule 904(b)(2)(ii) of Regulation S under the Securities Act.

     8. The undersigned is not a "distributor" (as defined in Regulation S under the Securities Act) or an affiliate of a distributor or of the Company (except solely by virtue of being an officer or director thereof) and is not acting on behalf of any of the foregoing or of the Company.

     You, the Company and others are entitled to rely upon this letter and are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

                                        Very truly yours,

                                        [Name of Transferor]


                                        By:
                                            ------------------------------------
                                        Name:
                                              ----------------------------------
                                        Title:
                                               ---------------------------------


                                      F1-2

                                                                     EXHIBIT F-2

                Form of Transferee Certificate in Connection with
                       Transfers Pursuant to Regulation S

The Bank of New York
101 Barclay Street - 21W
New York, NY 10286
Attention: Global Trust Services

     Re: Neurochem Inc. (the "COMPANY") 6% Convertible Senior Notes due 2026 (the "SECURITIES")

Ladies and Gentlemen:

     In connection with the undersigned's proposed purchase of Securities (the "PROPOSED PURCHASE"), the undersigned hereby confirms that:

     1. The undersigned was outside the United States at the time the offer of the Securities was made to the undersigned.

     2. At the time the buy order was originated, the undersigned was outside the United States.

     3. The Proposed Purchase is not part of a plan or scheme to evade the registration requirements of the Securities Act of 1933, as amended (the "SECURITIES ACT").

     You, the Company and others are entitled to rely upon this letter and are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

                                        Very truly yours,

                                        [Name of Transferee]


                                        By:
                                            ------------------------------------
                                        Name:
                                              ----------------------------------
                                        Title:
                                               ---------------------------------


                                      F2-1